Form 10-K, Exhibit 13
period 1995-12-31
DUCOMMUN INC /DE/
filed 1996-03-13
CIK 30305

                              DUCOMMUN INCORPORATED
                                  ANNUAL REPORT

The following portions of Ducommun Incorporated and Subsidiaries 1995 Annual Report are incorporated by reference in Items 5, 6, 7 and 8 of this report.

                                                                             Page
                                                                             ----
Quarterly Common Stock Price Information                                       9

Selected Financial Data                                                        9

Management's Discussion and Analysis of Financial
   Condition and Results of Operations                                       10-13

Consolidated Statements of Income                                             14

Consolidated Balance Sheets                                                   15

Consolidated Statements of Cash Flows                                         16

Consolidated Statements of Changes in Shareholders'                           17
   Equity

Notes to Consolidated Financial Statements                                   18-24

Report of Independent Accountants                                             25

                                  Exhibit 13.0

Ducommun Incorporated

SELECTED
FINANCIAL DATA

(in thousands, except per share amounts)

Year ended December 31,                           1995 (A)     1994 (A)       1993         1992         1991
---------------------------------------------------------------------------------------------------------------
Net Sales                                         $ 91,217     $ 61,738     $ 64,541     $ 67,445     $ 74,380
                                                  -------------------------------------------------------------
Gross Profit as a Percentage of Sales                 33.0%        28.8%        26.8%        26.0%        27.1%
                                                  -------------------------------------------------------------
Income:

   Income from Continuing Operations Before
      Taxes, Extraordinary Item and Cumulative
      Effect of Accounting Change                 $  6,941     $  3,177     $  3,427     $  2,611     $  3,036
   Income Tax Expense                               (1,895)        (973)      (1,199)        (187)        (486)
   Discontinued Operations, Net of Income Taxes         --           --           --           --         (480)
   Extraordinary Item, Net of Income Taxes              --           --           --          636          300
   Cumulative Effect of Accounting Change               --           --        8,000 (B)       --           --
                                                  -------------------------------------------------------------
      Net Income                                  $  5,046     $  2,204     $ 10,228     $  3,060     $  2,370
                                                  =============================================================
Earnings Per Share:
   Continuing Operations                          $    .87     $    .48     $    .48     $    .66     $    .72
   Discontinued Operations, Net of Income Taxes         --           --           --           --         (.14)
   Extraordinary Item, Net of Income Taxes              --           --           --          .09          .09
   Cumulative Effect of Accounting Change               --           --         1.09           --           --
                                                  -------------------------------------------------------------
      Net Income Per Share                        $    .87     $    .48     $   1.57     $    .75     $    .67
                                                  =============================================================

Working Capital                                   $ 11,247     $  6,710     $ 11,744     $  9,873     $  7,203
Total Assets                                        80,974       79,852       55,290       49,694       52,018
Convertible Subordinated Notes and Debentures       24,263       28,000       28,000       28,000       38,000
Long-Term Debt Including Current Portion            12,845       21,913        4,529        6,600        2,400
Total Shareholders' Equity                          24,588       15,783       13,585        3,347       (4,204)
Cash Dividends Per Share                                --           --           --           --           --

(A) - See Note 2 to the consolidated financial statements for discussion of acquisitions.

(B) - See Note 11 to the consolidated financial statements for description of change in accounting for income taxes.

QUARTERLY COMMON STOCK PRICE INFORMATION

                                  1995                                1994                               1993
                         ----------------------             -----------------------            -----------------------
                          High              Low              High              Low              High               Low
----------------------------------------------------------------------------------------------------------------------
First Quarter            $6.25            $4.69             $4.25            $2.75             $4.56             $3.56
Second Quarter            7.75             5.75              5.38             3.88              4.13              3.50
Third Quarter            10.25             7.19              4.75             4.13              4.25              3.13
Fourth Quarter           10.50             8.88              5.00             4.19              3.69              2.75

   The common stock of the Company (DCO) is listed on the American Stock Exchange and the Pacific Stock Exchange. On December 31, 1995, the Company had approximately 756 holders of record of common stock.

Ducommun Incorporated

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS

In January 1995, the Company acquired the stock of 3dbm, Inc. ("3dbm") for approximately $5.2 million. 3dbm is a supplier of high power expanders, microcells and other wireless communications hardware used in cellular telephone networks, and microwave components and subsystems to both military and commercial customers. In December 1994, the Company acquired the stock of Brice Manufacturing Company, Inc. ("Brice"), and acquired the assets and assumed certain liabilities of Dynatech Microwave Technology, Inc. ("DMT") for approximately $11 million and $7.5 million, respectively. Brice is an after-market supplier of aircraft seating products supplied to many of the world's largest commercial airlines. DMT is a manufacturer of switches and other microwave components used on commercial and military aircraft and in other nonaerospace commercial applications.

   The acquisitions were funded from internally generated cash, notes payable to sellers and borrowings under the Company's credit agreement with its bank (see Financial Condition for additional information). These acquisitions strengthened the Company's position in the aerospace industry, added complementary lines of business and improved utilization of existing manufacturing facilities and overhead structure.

RESULTS OF OPERATIONS

1995 Compared to 1994 -- Net sales increased 48% to $91,217,000 in 1995. The increase was due primarily to sales from businesses acquired in December 1994 and January 1995, and increased offload work for aircraft structural components from prime contractors and major subcontractors. The Company's mix of business was approximately 55% commercial, 36% military and 9% space in 1995. Foreign sales increased to 26% of total sales in 1995 from 19% in 1994. The increase in foreign sales was primarily the result of higher sales to foreign customers from the acquired businesses. Canada is the only foreign country in which the Company had sales of 5% or more of total sales in 1995 and 1994.

   The Company had substantial sales to Lockheed Martin, Northrop Grumman, McDonnell Douglas and Boeing. During 1995 and 1994, sales to Lockheed Martin were $8,163,000 and $9,454,000, respectively; sales to Northrop Grumman were $9,623,000 and $7,696,000, respectively; sales to McDonnell Douglas were $9,516,000 and $7,540,000, respectively; and sales to Boeing were $5,215,000 and $5,685,000, respectively. At December 31, 1995, trade receivables from Lockheed Martin, Northrop Grumman, McDonnell Douglas and Boeing were $1,562,000, $1,210,000, $768,000 and $629,000, respectively. The sales and receivables relating to Lockheed Martin are primarily for the Space Shuttle program. The sales and receivables relating to Northrop Grumman, McDonnell Douglas and Boeing are diversified over a number of different commercial and military programs.

    The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1995, the Company experienced an increase in commercial sales primarily as a result of increased offload work for aircraft structural components from prime contractors and major subcontractors, and sales from acquisitions made in 1994 and 1995.

   Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. The Company believes that the defense business has stabilized. The Company's defense business is widely diversified among military manufacturers and programs and, with the exception of the C-17 program which accounted for approximately $4,904,000 in sales in 1995, the cancellation of any individual program is not expected to have a significant impact on the Company's operations.

   In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles.

Sales related to space programs in 1995 decreased 20% to $8,457,000. The Company's customer is currently upgrading the design of the expendable fuel tank and, due to the timing of the introduction of new super lightweight expendable fuel tanks, 1995 sales were lower than 1994. Any substantial delay or suspension of production for the Space Shuttle program would have a significant impact on the results of operations for the Company.

   At December 31, 1995, backlog believed to be firm was approximately $92,600,000, including $26,000,000 for space-related business, compared to $84,800,000 at December 31, 1994. Approximately $40,000,000 of the total backlog is expected to be delivered during 1996.

   Gross profit, as a percentage of sales, increased to 33.0% in 1995 from 28.8% in 1994. This increase was primarily the result of changes in sales mix, economies of scale resulting from sales increases and improvements in production efficiencies. The increase was partially offset by production inefficiencies resulting from the relocation of the DMT business in the first quarter of 1995, higher production costs at 3dbm, changes in customer production schedules and the start of new production programs.

   Selling, general and administrative expenses increased to $19,572,000, or 21.5% of sales in 1995, compared to 19.7% of sales for 1994. The increase in these expenses as a percentage of sales was primarily the result of goodwill amortization and period costs related to acquisitions and $507,000 of debt conversion expense related to the conversion of $6,252,000 of convertible subordinated debentures.

   Interest expense increased 44.7% to $3,570,000 in 1995 primarily due to higher debt levels caused by acquisition financing.

   As a result of adopting Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes" ("SFAS 109") in 1993, the Company was not able to utilize the benefit of its net operating loss carryforwards to compute income tax expense for financial reporting purposes. This resulted in income tax expense of $1,895,000 and $973,000 in 1995 and 1994, respectively, for financial reporting purposes. The increase in income tax expense was primarily due to the increase in income before taxes. This increase was partially offset by the decrease in the valuation allowance due to the Company's reevaluation of the realizability of tax benefits from future operations. From a cash flow perspective, however, the Company continued to use its federal net operating loss carryforwards to offset taxable income. Cash expended to pay income taxes was $555,000 in 1995, compared to $123,000 in 1994. For further discussion relating to the adoption of SFAS 109 by the Company, see Note 11 to the consolidated financial statements.

   Net income for 1995 was $5,046,000, or $0.87 per share, compared to $2,204,000, or $0.48 per share, in 1994.

1994 Compared to 1993 -- Net sales decreased 4.3% to $61,738,000 in 1994. The decrease was due primarily to a reduction in the Company's commercial sales for both narrow-body and wide-body aircraft. This decrease was partially offset by an increase in sales to certain military and space programs. The Company's mix of business was approximately 40% commercial, 43% military and 17% space in 1994. Foreign sales increased to 19% of total sales in 1994 from 13% in 1993. The increase in foreign sales was primarily the result of higher sales to customers in Canada, which increased to 10% of total sales in 1994 from 5% of total sales in 1993. Canada is the only foreign country in which the Company had sales of 5% or more of total sales in 1994 and 1993.

   The Company had substantial sales to Lockheed Martin, Northrop Grumman, McDonnell Douglas and Boeing. During 1994 and 1993, sales to Lockheed Martin were $9,454,000 and $7,839,000, respectively; sales to Northrop Grumman were $7,696,000 and $4,473,000, respectively; sales to McDonnell Douglas

Ducommun Incorporated

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

were $7,540,000 and $4,928,000, respectively; and sales to Boeing were $5,685,00 and $7,949,000, respectively. At December 31, 1994, trade receivables from Lockheed Martin, Northrop Grumman, McDonnell Douglas and Boeing were $852,000, $746,000, $1,809,000 and $769,000, respectively. The sales and receivables relating to Lockheed Martin are primarily for the Space Shuttle program. The sales and receivables relating to Northrop Grumman, McDonnell Douglas and Boeing are diversified over a number of different commercial and military programs.

   The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1994, the Company experienced a decrease in commercial sales primarily as a result of a reduction in customer commercial aircraft production rates.

   Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. The Company's defense business is widely diversified among military manufacturers and programs. The C-17 program accounted for approximately $5,131,000 in sales for 1994.

   In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles. Sales related to space programs in 1994 increased 16% to $10,560,000. This increase was due primarily to an increase in production tooling and equipment sales.

   At December 31, 1994, backlog believed to be firm was approximately $84,800,000, including $26,000,000 for space-related business, compared to $74,500,000 at December 31, 1993.

   Gross profit, as a percentage of sales, increased to 28.8% in 1994 from 26.8% in 1993. This increase was primarily the result of changes in sales mix and lower fixed production costs, partially offset by production inefficiencies resulting from changes in customer production schedules and the start of new production programs.

   Selling, general and administrative expenses increased to $12,141,000, or 19.7% of sales in 1994, compared to 17.2% of sales for 1993. The increase in these expenses as a percentage of sales was primarily the result of approximately $449,000 of acquisition-related period costs, lower sales volume and an increase in provision for environmental costs.

   Interest expense decreased 9.4% to $2,467,000 in 1994 primarily due to reduced debt levels.

   Net income for 1994, after deducting $449,000 of pre-tax acquisition costs, was $2,204,000, or $0.48 per share, compared to $10,228,000, or $1.57 per share, in 1993. Net income for 1993 included the cumulative effect of a change in accounting principle for income taxes of $8,000,000, or $1.09 per share, relating to the adoption of SFAS 109.

FINANCIAL CONDITION

Liquidity and Capital Resources -- Cash flow from operating activities for 1995 was $8,086,000, of which $2,501,000 was used to purchase property and equipment, and $4,427,000 was used in the acquisition of 3dbm in January 1995. At December 31, 1995 the Company had bank borrowings of $8,100,000. During 1995, the Company repaid $9,068,000 of principal on its outstanding bank, promissory notes, term and commercial real estate loans.

   The Company continues to depend on operating cash flow and the availability of its bank line of credit to provide short-term liquidity. Cash from operations and bank borrowing capacity are expected to provide sufficient liquidity to meet the Company's obligations during 1996.

   During the fourth quarter of 1995, the Company entered into agreements to convert $6,252,000 principal amount of its 7.75% convertible subordinated debentures, of which $3,737,000 were converted in 1995 and the balance in 1996. The Company paid cash of $258,000 in 1995 and $146,000 in 1996 for these conversions. The conversions will reduce future interest expense by approximately $500,000 annually.

   The convertible subordinated debentures are presently callable by the Company, and beginning March 31, 1996 will be callable at par. The Company is exploring the possibility of calling or converting all or part of its remaining outstanding convertible subordinated debentures. The timing and amount of debentures involved in such transactions will depend upon a variety of factors, including the market price of the Company's common stock and general economic conditions.

   Aggregate maturities of long-term debt, together with sinking fund payments required, during the next five years are as follows: 1996, $3,910,000; 1997, $5,024,000; 1998, $1,421,000; 1999, $209,000; 2000, $85,000.

   The Company spent $2,501,000 on capital expenditures during 1995 and expects to spend less than $5,000,000 for capital expenditures in 1996.

   Ducommun's subsidiary, Aerochem, Inc. ("Aerochem"), is a major supplier of chemical milling services for the aerospace industry. Aerochem has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its El Mirage, California facility. Based upon currently available information, the Company has established a provision for the cost of such investigation and corrective action.

   Aerochem has been notified by the United States Environmental Protection Agency ("EPA") that Aerochem and other generators of hazardous waste disposed at the Casmalia Resources Hazardous Waste Facility in California (the "Casmalia Site"), an inactive hazardous waste treatment, storage and disposal facility, may be responsible for certain costs associated with the cleanup and closure of the Casmalia Site. Aerochem contributed less than 1/4 of 1% of the total waste disposed at the Casmalia Site and many other substantially larger companies and governmental entities are involved at the Casmalia Site. The Company has established a provision, based on currently available information, for Aerochem's share of the estimated cost of cleanup and closure of the Casmalia Site.

   In the normal course of business, Ducommun and its subsidiaries are defendants in certain other litigation, claims and inquiries, including matters relating to environmental laws. In addition, the Company makes various commitments and incurs contingent liabilities. While it is not feasible to predict the outcome of these matters, the Company does not presently expect that any sum it may be required to pay in connection with these matters would have a material adverse effect on its consolidated financial position or results of operations.

FUTURE ACCOUNTING REQUIREMENTS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 will become effective for the Company in 1996. The adoption of SFAS 123 is not expected to have a material effect on the Company's financial position or results of operations.

Ducommun Incorporated

CONSOLIDATED STATEMENTS
OF INCOME

(in thousands, except per share amounts)

Year ended December 31,                               1995        1994        1993
-----------------------------------------------------------------------------------
Net Sales                                         $ 91,217    $ 61,738    $ 64,541
Operating Costs and Expenses:
   Cost of goods sold                               61,134      43,953      47,270
   Selling, general and administrative expenses     19,572      12,141      11,121
                                                  --------------------------------
      Total Operating Costs and Expenses            80,706      56,094      58,391
                                                  --------------------------------

Operating Income                                    10,511       5,644       6,150
Interest Expense                                    (3,570)     (2,467)     (2,723)
                                                  --------------------------------

Income Before Taxes and Cumulative Effect of
   Change in Accounting Principle for Taxes          6,941       3,177       3,427
Income Tax Expense (Note 11)                        (1,895)       (973)     (1,199)
Income Before Cumulative Effect of Change in
   Accounting Principle for Taxes                    5,046       2,204       2,228
Cumlative Effect of Change in Accounting
   Principle for Taxes (Note 11)                        --          --       8,000
                                                  --------------------------------
      Net Income                                  $  5,046    $  2,204    $ 10,228
                                                  ================================
Earnings Per Share:

Primary Earnings Per Share:
   Income Before Cumulative Effect of Change in
      Accounting Principle for Taxes              $   1.04    $    .48    $    .49
   Cumulative Effect of Change in Accounting
      Principle for Taxes                               --          --        1.77
                                                  --------------------------------
           Primary Earnings Per Share             $   1.04    $    .48    $   2.26
                                                  ================================
Fully Diluted Earnings Per Share:
   Income Before Cumulative Effect of Change in
      Accounting Principle for Taxes              $    .87    $    .48    $    .48
   Cumulative Effect of Change in Accounting
      Principle for Taxes                               --          --        1.09
                                                  --------------------------------
           Fully Diluted Earnings Per Share       $    .87    $    .48    $   1.57
                                                  ================================

See accompanying notes to consolidated financial statements.

Ducommun Incorporated

CONSOLIDATED BALANCE
SHEETS

(in thousands, except share amounts)

December 31,                                                     1995        1994
-----------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                 $    371    $  8,483
   Accounts receivable (less allowance for doubtful
      accounts of $366 and $182)                               13,828       9,923
   Inventories (Note 3)                                        13,362      10,334
   Deferred income taxes (Note 11)                              5,090       2,469
   Other current assets                                         1,151       1,091
                                                             --------------------
      Total Current Assets                                     33,802      32,300
Property and Equipment, Net (Note 4)                           23,011      23,568
Deferred Income Taxes (Note 11)                                 6,451       8,310
Excess of Cost Over Net Assets Acquired
   (Net of Accumulated  Amortization of $2,323 and $1,193)     16,697      14,693
Other Assets (Note 6)                                           1,013         981
                                                             --------------------
                                                             $ 80,974    $ 79,852
                                                             ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Current portion of long-term debt (Note 6)                $  3,910    $ 12,170
   Accounts payable                                             4,917       3,725
   Accrued liabilities (Note 5)                                13,728       9,695
                                                             --------------------
      Total Current Liabilities                                22,555      25,590
Long-Term Debt (Note 6)                                         8,935       9,743
Convertible Subordinated Debentures (Note 6)                   24,263      28,000
Other Long-Term Liabilities                                       633         736
                                                             --------------------
      Total Liabilities                                        56,386      64,069
                                                             --------------------

Commitments and Contingencies (Notes 2, 10 and 12)
Shareholders' Equity (Note7):
   Common stock -- $.01 par value; authorized 12,500,000
      shares; issued and outstanding 4,852,281 shares
      in 1995 and 4,464,154 in 1994                                49          45
   Additional paid-in capital                                  34,989      31,234
   Accumulated deficit                                        (10,450)    (15,496)
                                                             --------------------
      Total Shareholders' Equity                               24,588      15,783
                                                             --------------------
                                                             $ 80,974    $ 79,852
                                                             ====================

See accompanying notes to consolidated financial statements.

Ducommun Incorporated

CONSOLIDATED STATEMENTS
OF CASH FLOWS

(in thousands)

YEAR ENDED DECEMBER 31,                                                 1995        1994        1993
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                                            $  5,046    $  2,204    $ 10,228
Adjustments to Reconcile Net Income to Cash Provided
   by Operating Activities:
      Depreciation and amortization                                      4,382       3,117       3,310
      Cumulative effect of change in accounting principle for taxes       --          --        (8,000)
      Deferred income tax provision                                        934         712       1,047
      Other                                                                 44          51         450
Changes in Assets and Liabilities, Net of Effects
   from Acquisitions:
      Accounts receivable                                               (3,413)      1,475       1,156
      Inventories                                                       (1,651)      1,280         643
      Other current assets                                              (2,649)        526          21
      Other assets                                                       2,068         234         (51)
      Accounts payable                                                    (166)       (701)     (2,342)
      Accrued and other liabilities                                      3,491       1,517        (229)
                                                                      --------------------------------
           Net Cash Provided by Operating Activities                     8,086      10,415       6,233
                                                                      --------------------------------

Cash Flows from Investing Activities:
Purchase of Property and Equipment                                      (2,501)     (1,219)     (3,830)
Acquisition of Businesses                                               (4,427)     (8,263)       --
Other                                                                       34           3           4
                                                                      --------------------------------
           Net Cash Used in Investing Activities                        (6,894)     (9,479)     (3,826)
                                                                      --------------------------------
Cash Flows from Financing Activities:
Net Borrowing (Repayment) of Long-Term Debt                             (9,068)      7,019      (2,071)
Cash Premium for Conversion of Convertible Subordinated Debentures        (258)       --          --
Other                                                                       22          (6)         10
                                                                      --------------------------------
           Net Cash Provided by (Used in) Financing Activities          (9,304)      7,013      (2,061)
                                                                      --------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                    (8,112)      7,949         346

Cash and Cash Equivalents at Beginning of Year                           8,483         534         188
                                                                      --------------------------------
Cash and Cash Equivalents at End of Year                              $    371    $  8,483    $    534
                                                                      ================================
Supplemental Disclosures of Cash Flow Information:
Interest Expense Paid                                                 $  3,719    $  2,508    $  2,771
Income Taxes Paid                                                     $    555    $    123    $     64

Supplementary Information for Non-Cash Financing Activities:

During November and December 1995, the Company issued 374,446 new shares of common stock upon conversion of $3,737,000 of its outstanding 7.75% convertible subordinated debentures.

See accompanying notes to consolidated financial statements.

Ducommun Incorporated

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY

                                                                                                                            Total
                                                    Shares            Common       Additional       Accumulated     Shareholders'
(in thousands, except for shares outstanding)  Outstanding             Stock  Paid-In Capital           Deficit            Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993                       4,453,258        $       45       $   31,230        $  (27,928)       $    3,347
   Stock options exercised                          14,350                --               28                --                28
   Stock repurchased                                (5,000)               --              (18)               --               (18)
   Net Income                                           --                --               --            10,228            10,228
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 1993                     4,462,608        $       45       $   31,240        $  (17,700)       $   13,585
   Stock options exercised                           5,000                --                9                --                 9
   Stock repurchased                                (3,454)               --              (15)               --               (15)
   Net Income                                           --                --               --             2,204             2,204
                                                 -----------------------------------------------------------------------------------

Balance at December 31, 1994                     4,464,154        $       45       $   31,234        $  (15,496)       $   15,783
   Stock options exercised                          20,125                --               68                --                68
   Stock repurchased                                (6,444)               --              (46)               --               (46)
   Conversion of convertible
      subordinated debentures                      374,446                 4            3,733                --             3,737
   Net Income                                           --                --               --             5,046             5,046
                                                 -----------------------------------------------------------------------------------

Balance at December 31, 1995                     4,852,281        $       49       $   34,989        $  (10,450)       $   24,588
                                                 ===================================================================================

See accompanying notes to consolidated financial statements.

Ducommun Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, after eliminating significant intercompany balances and transactions.

Cash Equivalents: Cash equivalents consist of highly liquid instruments purchased with maturities of three months or less.

Revenue Recognition: Revenue, including sales under fixed price contracts, is recognized upon shipment of products or when title passes based on the terms of the sale. The effects of revisions in contract value or estimated costs of completion are recognized over the remaining terms of the agreement. Provisions for estimated losses on contracts are recorded in the period identified.

Inventory Valuation: Inventories are stated at the lower of cost or market. Cost is determined based upon the first-in, first-out method. Costs on fixed price contracts in progress included in inventory represent accumulated recoverable costs less the portion of such costs allocated to delivered units and applicable progress payments received.

Property and Depreciation: Property and equipment, including assets recorded under capital leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 2 to 40 years and, in the case of leasehold improvements, over the shorter of the lives of the improvements or the lease term.

Income Taxes: In January 1993, the Company adopted Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in tax laws or rates.

Excess of Costs Over Net Assets Acquired: The cost of acquired businesses in excess of the fair market value of their underlying net assets is amortized on the straight line basis over periods ranging from 15 to 40 years. The Company assesses the recoverability of cost in excess of net assets of acquired businesses by determining whether the amortization of this intangible asset over its remaining life can be recovered through future operating cash flows.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

Earnings Per Share: Earnings per common share is based on the weighted average number of common and common equivalent shares outstanding in each year. Common equivalent shares represent the number of shares which would be issued assuming the exercise of dilutive stock options, reduced by the number of shares which would be purchased with the proceeds from the exercise of such options. For 1995 and 1993, shares associated with convertible securities have been included in the weighted average number of shares outstanding. For 1994, shares associated with convertible securities have not been included in the weighted average number of shares outstanding since their inclusion would have had an antidilutive effect.

Use of Estimates: Certain amounts and disclosures included in the consolidated financial statements required management to make estimates which could differ from actual results.

NOTE 2. ACQUISITIONS

In January 1995, Ducommun acquired the capital stock of 3dbm, Inc. for $4,780,000 in cash (of which $353,000 was withheld with respect to certain assets and potential liabilities of 3dbm) and $400,000 in notes. Under the terms of the stock purchase agreement, the Company may be required to make additional payments through 1997, contingent upon 3dbm achieving certain levels of financial performance. Any such payments are generally capitalized as additional cost in excess of net assets acquired. 3dbm supplies high-power expanders, microcells and other wireless communications hardware used in cellular telephone networks, and microwave components and subsystems to both military and commercial customers. Pro forma results for 1995 and 1994, assuming the acquisition of 3dbm at the beginning of the respective periods, would not have been materially different from the Company's historical results for the periods presented.

Ducommun Incorporated

   In December 1994, Ducommun acquired the capital stock of Brice Manufacturing Company, Inc. ("Brice") for $763,000 in cash and $10,365,000 in notes and other contractual liabilities. Under the terms of the stock purchase agreement, the Company may be required to make additional payments through 1999, contingent upon Brice achieving certain levels of financial performance. Any such payments are generally capitalized as additional cost in excess of net assets acquired. Brice is an after-market supplier of aircraft seating products to many of the world's largest commercial airlines. Products supplied by Brice include plastic and metal seat parts, overhauled and refurbished seats, components for installation of in-flight equipment, and other cabin interior components for commercial aircraft.

   In December 1994, Ducommun's subsidiary, Jay-El Products, Inc. ("Jay-El Products"), acquired substantially all of the assets of Dynatech Microwave Technology, Inc. ("DMT"), for $7,500,000 in cash. DMT was integrated with Jay-El Products in the first quarter of 1995. DMT manufactures switches and other microwave components used on commercial and military aircraft. DMT also has developed several new products that apply its existing microwave technology to nonaerospace markets, including the wireless communications field.

   The following table presents unaudited pro forma consolidated operating results for the Company for the years ended December 31, 1994 and December 31, 1993, respectively, as if the Brice and DMT acquisitions had occurred as of the beginning of the periods presented.

(in thousands)                     1994          1993
------------------------------------------------------
Net sales                       $80,582       $82,459
Earnings before
   accounting change              3,132         2,643
Net earnings                      3,132        10,643
Per share:
   Earnings before
     accounting change             0.62          0.54
   Net earnings                    0.62          1.63

       The unaudited pro forma consolidated operating results for the Company are not necessarily indicative of the operating results that would have been achieved had the acquisitions been consummated at the beginning of the periods presented, and should not be construed as representative of future operating results.

   The acquisitions of 3dbm, Brice and DMT described above were accounted for under the purchase method of accounting and, accordingly, the operating results for 3dbm, Brice and DMT have been included in the Consolidated Statements of Income since the dates of the respective acquisitions. The cost of the acquisitions was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. These acquisitions accounted for approximately $14,864,000 and $11,730,000 of the Excess of Cost Over Net Assets Acquired at December 31, 1995 and December 31, 1994, respectively. Such excess (which will increase for any future contingent payments) is being amortized on a straight line basis over fifteen years.

NOTE 3. INVENTORIES

Inventories consist of the following:

(in thousands) December 31,        1995          1994
------------------------------------------------------
Raw materials and supplies     $  3,377      $  3,573
Work in process                   9,353         6,400
Finished goods                      647           437
                               -----------------------
                                 13,377        10,410
Less progress payments               15            76
                               -----------------------
   Total                       $ 13,362      $ 10,334
                               =======================

   Work in process inventories include amounts under long-term fixed price contracts aggregating $5,631,000 and $4,712,000 at December 31, 1995 and 1994, respectively.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(in thousands) December 31,        1995          1994
------------------------------------------------------
Land                           $  4,869      $  4,869
Buildings and improvements       11,196        10,811
Machinery and equipment          32,186        30,900
Furniture and equipment           3,913         2,987
Construction in progress          1,047           192
                               -----------------------
                                 53,211        49,759
Less accumulated depreci-
   ation and amortization        30,200        26,191
                               -----------------------
   Total                       $ 23,011      $ 23,568
                               =======================

   Depreciation expense was $3,252,000, $2,961,000 and $3,206,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Continued

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

(in thousands) December 31,               1995          1994
------------------------------------------------------------
Accrued compensation                   $ 5,225       $ 4,144
Accrued interest                           569           585
Provision for environmental costs        1,742         1,735
Accrued state franchise and sales tax      339           369
Other                                    5,853         2,862
                                       ---------------------
   Total                               $13,728       $ 9,695
                                       =====================

NOTE 6. LONG-TERM DEBT AND CONVERTIBLE SUBORDINATED DEBENTURES

Long-term debt and convertible subordinated debentures are summarized as follows:

(in thousands) December 31,            1995          1994
---------------------------------------------------------
Bank credit agreement               $ 8,100       $ 7,500
Term and real estate loans            3,559         4,048
Promissory notes related to
  acquisitions                        1,186        10,365
                                    ---------------------
   Total debt                        12,845        21,913
Less current portion                  3,910        12,170
                                    ---------------------
   Total long-term debt             $ 8,935       $ 9,743
                                    =====================
7.75% Convertible subordinated
   debentures due 2011              $24,263       $28,000
                                    =====================

   In July 1995, the Company and its bank amended the Company's credit agreement. The amended credit agreement provides for a $5,500,000 working capital line of credit and an $8,100,000 acquisition term loan at December 31, 1995. The working capital line of credit has an expiration date of July 15, 1997, and the acquisition term loan has a December 31, 1998 expiration date. Interest is payable monthly on the outstanding borrowings based on the bank's prime rate (8.75% at December 31, 1995) plus 0.25% for the working capital line of credit and the bank's prime rate plus 0.75% for the acquisition term loan. A Eurodollar pricing option is also available to the Company for terms of up to six months at the Eurodollar rate plus 2.0% for the working capital line of credit and the Eurodollar rate plus 2.5% for the acquisition term loan. At December 31, 1995, the Company had $5,158,000 of unused lines of credit, after deducting $8,100,000 of loans outstanding for the acquisitions and $342,000 for an outstanding standby letter of credit which supports the estimated post-closure maintenance cost for a former surface impoundment.

   Borrowings under the credit agreement are secured by most of the assets of the Company and its subsidiaries. The credit agreement includes minimum effective tangible net worth and earnings requirements, debt to effective tangible net worth, fixed charge coverage and quick ratios, and limitations on capital expenditures, future dividend payments and outside indebtedness.

   During the fourth quarter of 1995, the Company entered into agreements to convert $6,252,000 principal amount of its 7.75% convertible subordinated debentures, of which $3,737,000 were converted in 1995 and the balance in 1996. The Company paid cash of $257,860 in 1995 and $145,800 in 1996 for the conversions. The conversions will reduce future interest expense by approximately $500,000 annually.

   Interest is paid semiannually on the 7.75% convertible subordinated debentures which, as of December 31, 1995, were convertible into 2,431,162 shares of common stock at a conversion price of $9.98 per share, and are subject to a mandatory redemption of $2,000,000 per year from 1996 to 2010. The Company currently holds sufficient debentures to satisfy the redemption requirement through the year 2003. The convertible subordinated debentures are presently callable by the Company, and beginning March 31, 1996 will be callable at par.

   The weighted average interest rate on borrowings outstanding was 7.98% and 7.91% at December 31, 1995 and 1994, respectively.

   The carrying amount of long-term debt and convertible subordinated debentures approximates fair value based on the terms of the related debt, recent transactions and estimates using interest rates currently available to the Company for debt with similar terms and remaining maturites.

   Debt issuance costs related to the issuance of convertible debt are being amortized over the term of the debt. Unamortized debt issuance costs of $403,000 and $519,000 at December 31, 1995 and December 31, 1994, respectively, are included in Other Assets.

   Aggregate maturities of long-term debt, together with sinking fund payments required, during the next five years are as follows: 1996, $3,910,000; 1997, $5,024,000; 1998, $1,421,000; 1999, $209,000; 2000, $85,000.

NOTE 7. SHAREHOLDERS' EQUITY

At December 31, 1995 and 1994, no preferred shares were issued or outstanding. The Company has reserved 2,431,162 shares of common stock for issuance upon the conversion of the 7.75% convertible subordinated debentures.

Ducommun Incorporated

NOTE 8. STOCK OPTIONS

The Company has two stock incentive plans and a stock option plan. Stock awards may be made to officers and key employees under one of the stock incentive plans on terms determined by the Compensation Committee of the Board of Directors. No stock awards have been made under this plan. Options have been and may be granted to officers and key employees under the other stock incentive plan and the stock option plan at prices not less than 100% of the market value on the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. The exercise schedules and terms of options are determined by the Compensation Committee of the Board of Directors at the date of grant. Options expire not more than ten years from the date of grant. At December 31, 1995, options for 579,287 shares of common stock were exercisable.

   At December 31, 1995, 235,001 common shares were available for future stock grants under the plans, and 717,525 common shares were reserved for the exercise of options. Option activity during the three years ended December 31, 1995 was as follows:

                                       Exercise Price
                  Number of Shares          Per Share
-----------------------------------------------------
Outstanding at
   January 1, 1993         656,500    $1.88 -- $26.63
        Granted             86,075               3.50
        Exercised          (14,350)              1.88
        Forfeited          (24,925)    1.88 --   4.63
                          --------
Outstanding at
   December 31, 1993       703,300    $1.88 -- $26.63
        Granted             35,000               4.88
        Exercised           (5,000)              1.88
        Forfeited          (21,225)    1.88 --   4.63
                          --------
Outstanding at
   December 31, 1994       712,075    $1.88 -- $26.63
        Granted             49,200     6.00 --  10.13
        Exercised          (20,125)    1.88 --   4.88
        Forfeited          (23,625)    3.88 --  26.63
                          --------
Outstanding at
   December 31, 1995       717,525    $1.88 -- $10.13
                          ========

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 will become effective for the Company in 1996. The adoption of SFAS 123 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has an unfunded supplemental retirement plan that was suspended in 1986, but which continues to cover certain former executives. The accumulated benefit obligations under the plan at December 31, 1995 and 1994 were $721,000 and $741,000, respectively, which are included in accrued liabilities.

   The Company also provides certain health care benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and agree to contribute a portion of the cost. As of December 31, 1995, there were 159 current and retired employees eligible for such benefits. Eligibility for additional employees to become covered by retiree health benefits was terminated in 1988.

   The Company accrues postretirement health care benefits over the period in which active employees become eligible for such benefits. The components of periodic expenses for these postretirement benefits are as follows:

(in thousands) Year ended December 31,    1995       1994
---------------------------------------------------------
Service cost                           $  1          $  1
Interest cost                            64            73
Amortization of net transition
   obligation                            84            84
Net amortization and deferral            21            28
                                       ------------------
   Net periodic postretirement
     benefit cost                      $170          $186
                                       ==================

   The actuarial liabilities for these postretirement benefits are as follows:

(in thousands) December 31,             1995          1994
----------------------------------------------------------
Accumulated postretirement
  benefit obligation:
     Retirees                           $666          $815
     Fully eligible active plan
          participants                   129           112
     Other active plan participants       10            20
                                        ------------------
          Total                          805           947
Unrecognized net transition
   obligation                           (824)         (908)
Unrecognized prior service cost          (28)          (56)
Unrecognized net gain                    220           135
                                        ------------------
Accrued postretirement benefit cost     $173          $118
                                        ==================

   The accumulated postretirement benefit obligations at December 31, 1995 and 1994 were determined using an assumed discount rate of 7.25% and 8.5%, respectively. For measurement purposes, an 11% annual rate of increase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Continued

in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 6.5% in the year 2003 and remain at that level thereafter over the projected payout period of the benefits.

  A 1% increase in the assumed annual health care cost trend rate would increase the present value of the accumulated postretirement benefit obligation at December 31, 1995 by $2,800, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $300.

   During 1993, the Company's Board of Directors approved a retirement benefit and compensation program for the Company's Chief Executive Officer in consideration of a freeze in salary, reduced bonus eligibility and discontinuance of future stock option awards. The components of periodic expenses for this postretirement benefit are as follows:

(in thousands) December 31,        1995          1994
-----------------------------------------------------
Service cost                       $155          $148
Interest cost                        34            20
Amortization of prior
   service cost                      25            25
                                   ------------------
   Net periodic cost               $214          $193
                                   ==================

   The actuarial liabilities for this postretirement benefit are as follows:

(in thousands) December 31,        1995          1994
-----------------------------------------------------
Accumulated benefit obligation:
   Vested active plan participant  $605          $398
Unrecognized prior service cost     (25)          (50)
Unrecognized net gain (loss)         (4)           14
                                   ------------------
   Accrued cost                    $576          $362
                                   ==================

   The accrued cost under this plan is included in accrued liabilities.

NOTE 10. LEASES

The Company leases certain facilities and equipment for periods ranging from 1 to 6 years. The leases generally are renewable and provide for the payment of property taxes, insurance and other costs relative to the property. Rental expense in 1995, 1994 and 1993, was $3,550,000, $2,910,000, and $2,750,000,
respectively. Future minimum rental payments under operating leases having initial or remaining non-cancelable terms in excess of one year and related income from a non-cancelable sublease at December 31, 1995 are as follows:


                         Lease     Sublease           Net
(in thousands)     Commitments  Commitments   Commitments
---------------------------------------------------------
1996                    $3,274         $207        $3,067
1997                     2,506           80         2,426
1998                     1,189           --         1,189
1999                       869           --           869
2000                       200           --           200
Thereafter                  38           --            38
                        ---------------------------------
  Total                 $8,076         $287        $7,789
                        =================================

NOTE 11. INCOME TAXES

The provision for income tax expense consists of the following:

(in thousands)
Year ended December 31,   1995       1994        1993
-----------------------------------------------------
Current tax expense:
   Federal              $  210    $    10      $  118
   State                   751        251          34
                        -----------------------------
                           961        261         152
                        -----------------------------
Deferred tax expense:
   Federal                 845      1,079       1,128
   State                    89       (367)        (81)
                        -----------------------------
                           934        712       1,047
                        -----------------------------
Income Tax Expense      $1,895     $  973      $1,199
                        =============================

   Effective January 1, 1993, the Company adopted SFAS 109. The adjustments to the January 1, 1993 balance sheet to adopt SFAS 109 netted to $8 million. This amount is reflected in net income for 1993 as the cumulative effect of a change in accounting principle. It primarily represents the impact of recognizing a deferred tax asset for the benefit of tax net operating loss carryforwards ("NOLs") that could not be recorded under SFAS 96.

   Deferred tax assets (liabilities) are comprised of the following:

(in thousands) December 31,       1995          1994
----------------------------------------------------
Federal NOLs                    $11,538      $14,871
Credit carryforwards              1,197        1,113
Employment-related reserves       1,691        1,242
Inventory reserves                  748          354
Other                             1,352        1,025
                                --------------------
                                 16,526       18,605
Depreciation                     (2,552)      (2,676)
                                --------------------
Net deferred tax assets before
   valuation allowance           13,974       15,929
Deferred tax assets valuation
   allowance                     (2,433)      (5,150)
                                --------------------
Net deferred tax asset          $11,541      $10,779
                                ====================

   The decrease in the valuation allowance is due to the Company's reevaluation of the realizability of income

Ducommun Incorporated

tax benefits from future operations including acquisitions consummated in 1995 and 1994. As a result, the carrying value of the net deferred tax benefit was increased by $2,717,000, of which $1,155,000 was allocated to goodwill arising from the acquisition of 3dbm and $1,562,000 was recognized as a current period tax benefit. In 1994, the carrying value of the net deferred tax asset was increased by $4,700,000 which was allocated to reduce goodwill arising from the acquisition of Brice and DMT.

   The principal reasons for the variation from the customary relationship between income taxes and income from continuing operations before income taxes are as follows:

Year ended December 31,                   1995          1994          1993
--------------------------------------------------------------------------
Statutory federal
   income tax rate                       35.0%         35.0%         34.0%
State income taxes (net
   of federal benefit)                    6.2           6.2           6.2
Goodwill amortization                     4.5           1.1           1.0
Benefit of net operating
   loss carryforwards
   and carrybacks                       (24.4)        (12.0)         (5.5)
Alternative minimum tax                   3.0           3.7            --
Debt Conversion                           2.9            --            --
Other                                      .1          (3.4)          (.7)
                                        ---------------------------------
Effective Income
   Tax Rate                              27.3%         30.6%         35.0%
                                        =================================

   At December 31, 1995, the Company had federal tax NOLs totalling $34 million which expire in the years 1999 through 2004. SFAS 109 requires that the tax benefit of such NOLs be recorded, measured by enacted tax rates, as an asset to the extent management assesses the utilization of such NOLs to be "more likely than not." Management has determined that the income of the Company will, more likely than not, be sufficient to realize the recorded deferred tax asset prior to the ultimate expiration of the NOLs. Realization of the future tax benefits of NOLs is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. In assessing the likelihood of utilization of existing NOLs, management considered the historical results of operations of its operating subsidiaries, including acquired operations, and the current economic environment in which the Company operates. Management does not expect and did not consider any material future changes in trends or the relationship between reported pretax income and federal and state taxable income or material asset sales or similar non-routine transactions in assessing the likelihood of realization of the recorded deferred tax asset.

   Future levels of pretax income are dependent upon the extent of defense spending and other government budgetary pressures, the level of new aircraft orders by commercial airlines, production rate requirements for the Space Shuttle program, general economic conditions, interest rates, competitive pressures on sales and margins, price levels and other factors beyond the Company's control.

   The ability of the Company to utilize its NOLs could be subject to significant limitation in the event of a "change of ownership" as defined in the Internal Revenue Code. A "change of ownership" could be caused by purchases or sales of the Company's securities owned by persons or groups now or in the future having ownership of 5% or more of the Company's outstanding common stock or issuance by the Company of common stock (including shares that are issuable on conversion of the debentures).

NOTE 12. CONTINGENCIES

Ducommun's subsidiary, Aerochem, Inc. ("Aerochem"), is a major supplier of chemical milling services for the aerospace industry. Aerochem has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its El Mirage, California facility. Based upon currently available information, the Company has established a provision for the cost of such investigation and corrective action.

   Aerochem has been notified by the United States Environmental Protection Agency ("EPA") that Aerochem and other generators of hazardous waste disposed at the Casmalia Resources Hazardous Waste Facility in California (the "Casmalia Site"), an inactive hazardous waste treatment, storage and disposal facility, may be responsible for certain costs associated with the cleanup and closure of the Casmalia Site. Aerochem contributed less than 1/4 of 1% of the total waste disposed at the Casmalia Site and many other substantially larger companies and governmental entities are involved at the Casmalia Site. The Company has established a provision, based on currently available information, for Aerochem's share of the estimated cost of cleanup and closure of the Casmalia Site.

   In the normal course of business, Ducommun and its subsidiaries are defendants in certain other litigation, claims and inquiries, including matters relating to environmental laws. In addition, the Company makes various commitments and incurs contingent liabilities. While it is not feasible to predict the outcome of these matters, the Company does not presently expect that any sum it may be required to pay in connection with these matters would have a material adverse effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Continued

NOTE 13. MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

   The Company provides proprietary products and services to most of the prime aerospace and aircraft manufacturers. As a result, the Company's sales and trade receivables are concentrated principally in the aerospace industry.

   The Company had substantial sales to Lockheed Martin, Northrop Grumman, McDonnell Douglas and Boeing. During 1995, 1994 and 1993, sales to Lockheed Martin were $8,163,000, $9,454,000 and $7,839,000, respectively; sales to
Northrop Grumman were $9,623,000, $7,696,000 and $4,473,000, respectively; sales to McDonnell Douglas were $9,516,000, $7,540,000 and $4,928,000, respectively; and sales to Boeing were $5,215,000, $5,685,000, and $7,949,000, respectively. At December 31, 1995, trade receivables from Lockheed Martin, Northrop Grumman, McDonnell Douglas and Boeing were $1,562,000, $1,210,000, $768,000 and $629,000, respectively. The sales and receivables relating to Lockheed Martin are primarily for the Space Shuttle program. The sales and receivables relating to Northrop Grumman, McDonnell Douglas and Boeing are diversified over a number of different commercial and military programs.

   In 1995, 1994 and 1993, foreign sales to manufacturers worldwide were $23,497,000, $11,515,000 and $8,672,000, respectively. Canada is the only country in which the Company had sales of 5% or more of total sales, with $4,518,000, $5,944,000 and $3,445,000 in 1995, 1994 and 1993, respectively.


NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except
per share amounts)                        1995                                         1994
                      --------------------------------------------     -------------------------------------------
Three months ended     Dec. 31     Sep. 30      July 1     April 1     Dec. 31      Oct. 1      July 2     April 2
------------------------------------------------------------------------------------------------------------------
Sales and Earnings:

Net Sales             $ 23,314    $ 24,080    $ 23,201    $ 20,622    $ 16,232    $ 15,460    $ 14,814    $ 15,232
                      --------------------------------------------    --------------------------------------------
Gross Profit             8,434       8,142       7,332       6,175       4,520       4,384       4,626       4,255
                      --------------------------------------------    --------------------------------------------
Income Before Taxes      2,502       2,237       1,347         855         738         632         975         832
Income Tax Expense        (694)       (584)       (377)       (240)       (220)       (174)       (295)       (284)
                      --------------------------------------------    --------------------------------------------
   Net Income         $  1,808    $  1,653    $    970    $    615    $    518    $    458    $    680    $    548
                      ============================================    ============================================
Earnings Per Share:

   Primary            $    .36    $    .34    $    .20    $    .13    $    .11    $    .10    $    .15    $    .12
   Fully Diluted      $    .29    $    .27    $    .18    $    .13    $    .11    $    .10    $    .14    $    .12

Ducommun Incorporated

REPORT OF INDEPENDENT ACCOUNTANTS                                    [LOGO]

To the Board of Directors and Shareholders of Ducommun Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ducommun Incorporated and its subsidiaries at December 31,1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31,1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993.


/s/ Price Waterhouse LLP

Los Angeles, California
February 20, 1996