Form 10-K405, Exhibit 13
period 1996-12-31
DUCOMMUN INC /DE/
filed 1997-02-24
CIK 30305

                                                                      EXHIBIT 13

                              DUCOMMUN INCORPORATED
                                  ANNUAL REPORT



The following portions of Ducommun Incorporated and Subsidiaries 1996 Annual Report are incorporated by reference in Items 5, 6, 7, and 8 of this report.

                                                                         Page
                                                                         ----

   Selected Financial Data                                               13

   Quarterly Common Stock Price Information                              13

   Management's Discussion and Analysis of Financial Condition           14-16
                     and Results of Operations

   Consolidated Statements of Income                                     17

   Consolidated Balance Sheets                                           18

   Consolidated Statements of Cash Flows                                 19

   Consolidated Statements of Changes in Shareholders' Equity            20

   Notes to Consolidated Financial Statements                            21-27

   Report of Independent Accountants                                     28

SELECTED FINANCIAL DATA                                    Ducommun Incorporated

YEAR ENDED DECEMBER 31,                                1996(A)         1995(A)         1994(A)           1993            1992
-----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net Sales                                           $ 118,357       $  91,217       $  61,738       $  64,541       $  67,445
                                                    -------------------------------------------------------------------------
Gross Profit as a Percentage of Sales                    32.6%           33.0%           28.8%           26.8%           26.0%
                                                    -------------------------------------------------------------------------
Income:
      Income from Continuing Operations
         Before Taxes, Extraordinary Item and
         Cumulative Effect of Accounting Change     $  14,325       $   6,941       $   3,177       $   3,427       $   2,611
      Income Tax Expense                               (4,040)         (1,895)           (973)         (1,199)           (187)
      Extraordinary Item, Net of Income Taxes              --              --              --              --             636
      Cumulative Effect of Accounting Change               --              --              --           8,000              --
                                                    -------------------------------------------------------------------------
         Net Income                                 $  10,285       $   5,046       $   2,204       $  10,228       $   3,060
                                                    =========================================================================
Earnings Per Share:
      Income Before Extraordinary Item and
         Cumulative Effect of Accounting Change     $    1.33       $     .87       $     .48       $     .48       $     .66
      Extraordinary Item, Net of Income Taxes              --              --              --              --             .09
      Cumulative Effect of Accounting Change               --              --              --            1.09              --
                                                    -------------------------------------------------------------------------
         Fully Diluted Earnings Per Share           $    1.33       $     .87       $     .48       $    1.57       $     .75
                                                    =========================================================================

Working Capital                                     $  17,286       $  11,247       $   6,710       $  11,744       $   9,873
Total Assets                                           95,814          80,974          79,852          55,290          49,694
Convertible Subordinated Debentures                        --          24,263          28,000          28,000          28,000
Long-Term Debt Including Current Portion               10,290          12,845          21,913           4,529           6,600
Total Shareholders' Equity                             59,188          24,588          15,783          13,585           3,347
Cash Dividends Per Share                                   --              --              --              --              --

(A) - See Note 2 to the consolidated financial statements for discussion of acquisitions.


QUARTERLY COMMON STOCK PRICE INFORMATION

                                 1996                       1995                       1994
                          -------------------         ------------------        ------------------
                          HIGH           LOW          HIGH          LOW          HIGH         LOW
First Quarter            $14.13         $9.50         $6.25        $4.69        $4.25        $2.75
Second Quarter            14.88         12.88          7.75         5.75         5.38         3.88
Third Quarter             18.38         12.38         10.25         7.19         4.75         4.13
Fourth Quarter            24.38         16.63         10.50         8.88         5.00         4.19

      The common stock of the Company (DCO) is listed on the New York Stock Exchange. On December 31, 1996, the Company had approximately 749 holders of record of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS In June 1996, the Company acquired substantially all of the assets of MechTronics of Arizona, Inc. ("MechTronics") for $8,000,000 in cash and a $750,000 note. MechTronics is a leading manufacturer of mechanical and electromechanical enclosure products for the defense electronics, commercial aviation and communications markets. In January 1995, the Company acquired the capital stock of 3dbm, Inc. ("3dbm") for $4,780,000 in cash and $400,000 in notes. 3dbm supplies high-power expanders, microcells and other wireless telecommunications hardware used in cellular telephone networks, and microwave components and subsystems to both military and commercial customers. In December 1994, the Company acquired the capital stock of Brice Manufacturing Company, Inc. ("Brice") for $763,000 in cash and $10,365,000 in notes and other contractual liabilities. Brice is an after-market supplier of aircraft seating products to many of the world's largest commercial airlines. In December 1994, the Company's subsidiary, Jay-El Products, Inc. ("Jay-El Products"), acquired substantially all of the assets of Dynatech Microwave Technology, Inc. ("DMT"), for $7,500,000 in cash. DMT manufactures switches and other microwave components used on commercial and military aircraft, and in wireless telecommunications equipment.

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

RESULTS OF OPERATIONS 1996 Compared to 1995 - Net sales increased 30% to $118,357,000 in 1996. The increase resulted from a broad-based increase in sales in most of the Company's product lines due to improved industry conditions and new contract awards, as well as sales from the MechTronics acquisition completed in June 1996. The Company's mix of business was approximately 52% commercial, 38% military and 10% space in 1996. Foreign sales decreased to 18% of total sales in 1996 from 26% in 1995. Canada is the only foreign country in which the Company had sales of 4% or more of total sales, with sales of $4,906,000 in 1996 and $4,518,000 in 1995.

         The Company had substantial sales to Lockheed Martin, Boeing, McDonnell Douglas and Northrop Grumman. During 1996 and 1995, sales to Lockheed Martin were $13,037,000 and $8,163,000, respectively; sales to Boeing were $11,876,000 and $5,215,000, respectively; sales to McDonnell Douglas were $10,031,000 and $9,516,000, respectively; and sales to Northrop Grumman were $7,843,000 and $9,623,000, respectively. At December 31, 1996, trade receivables from Lockheed Martin, Boeing, McDonnell Douglas and Northrop Grumman were $1,541,000, $1,436,000, $989,000 and $647,000, respectively. The sales and receivables relating to Lockheed Martin were primarily for the Space Shuttle program. The sales and receivables relating to Boeing, McDonnell Douglas and Northrop Grumman are diversified over a number of different commercial and military programs.

         The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1996, commercial sales increased primarily as a result of increased commercial aircraft build rates, new contract awards and increased airline seat refurbishment projects, as well as sales from the MechTronics acquisition.

         Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. During 1996, military sales increased primarily as a result of new contract awards, as well as sales from the MechTronics acquisition. The Company's defense business is widely diversified among military manufacturers and programs and, with the exception of the C-17 program which accounted for approximately $5,978,000 in sales in 1996, the cancellation of any individual program is not expected to have a significant impact on the Company's operations.

         In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles. Sales related to space programs were approximately $11,544,000, or 10% of total sales in 1996. Any substantial delay or suspension of production for the Space Shuttle program would have a significant impact on the results of operations for the Company.

                                                           Ducommun Incorporated

         At December 31, 1996, backlog believed to be firm was approximately $134,500,000, including $24,291,000 for space-related business, compared to $92,600,000 at December 31, 1995. Backlog growth has been concentrated principally in the Boeing 777 and 737-700/800 and the McDonnell Douglas C-17. Approximately $74,000,000 of the total backlog is expected to be delivered during 1997.

         Gross profit, as a percentage of sales, decreased to 32.6% in 1996 from 33.0% in 1995. This decrease was primarily the result of higher production costs at MechTronics, which was acquired in June 1996.

         Selling, general and administrative expenses as a percentage of sales decreased to 19.6% compared to 21.5% of sales in 1995. The decrease in these expenses as a percentage of sales was primarily the result of higher sales volume partially offset by an increase in related period costs.

         Interest expense decreased approximately 68% to $1,153,000 in 1996 primarily due to the conversion of $24,263,000 of convertible subordinated debentures that were outstanding at December 31, 1995.

         Income tax expense increased to $4,040,000 in 1996 compared to $1,895,000 for 1995. The increase in income tax expense was primarily due to the increase in income before taxes. From a cash flow perspective, however, the Company continued to use its federal net operating loss carryforwards to offset taxable income. Cash expended to pay income taxes was $1,759,000 in 1996, compared to $555,000 in 1995. In 1997, for financial reporting purposes, the Company anticipates that its financial statements will reflect an effective tax rate of approximately 40%, versus 28% in 1996. From a cash flow perspective, however, in 1997, the Company expects to be able to continue to use its federal net operating loss carryforwards to offset taxable income. At December 31, 1996, the Company had federal tax NOLs totaling approximately $16,000,000.

         Net income for 1996 was $10,285,000, or $1.33 per share, compared to $5,046,000, or $0.87 per share, in 1995.

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

         The Company's commercial business is represented on virtually all major commercial aircraft. During 1995, the Company experienced an increase in commercial sales primarily as a result of increased offload work for aircraft structural components from prime contractors and major subcontractors, and sales from acquisitions made in 1994 and 1995.

         Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. The Company's defense business is widely diversified among military manufacturers and programs. The C-17 program accounted for approximately $4,904,000 in sales in 1995.

         In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles. Sales related to space programs in 1995 decreased 20% to $8,457,000, due to the timing of the introduction of new super lightweight expendable fuel tanks.

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

         The Company had income tax expense of $1,895,000 and $973,000 in 1995 and 1994, respectively, for financial reporting purposes. The increase in income tax expense was primarily due to the increase in income before taxes. This increase was partially offset by the decrease in the valuation allowance due to the Company's reevaluation of the realizability of tax benefits from future operations. From a cash flow perspective, however, the Company continued to use its federal net operating loss carryforwards to offset taxable income. Cash expended to pay income taxes was $555,000 in 1995, compared to $123,000 in 1994.

         Net income for 1995 was $5,046,000, or $0.87 per share, compared to $2,204,000, or $0.48 per share, in 1994.

FINANCIAL CONDITION Liquidity and Capital Resources -- Cash flow from operating activities for 1996 was $18,047,000, of which $6,691,000 was used to purchase property and equipment, and $8,000,000 was used in the acquisition of MechTronics in June 1996. At December 31, 1996 the Company had bank borrowings of $4,000,000. During 1996, the Company repaid $2,555,000 of principal on its outstanding bank borrowings, promissory notes, term and commercial real estate loans.

         The Company continues to depend on operating cash flow and the availability of its bank line of credit to provide short-term liquidity. Cash from operations and bank borrowing capacity are expected to provide sufficient liquidity to meet the Company's obligations during 1997.

         Aggregate maturities of long-term debt during the next five years are as follows: 1997, $1,117,000; 1998, $4,850,000; 1999, $634,000; 2000, $414,000;
2001, $446,000.

         The Company spent $6,691,000 on capital expenditures during 1996 and expects to spend approximately $11,000,000 for capital expenditures in 1997. The Company plans to make substantial capital expenditures for numerically-controlled routers and laserscriber related equipment to support long-term aerospace structure contracts for both commercial and military aircraft. These expenditures are expected to place the Company in a favorable competitive position among aerospace subcontractors, and to allow the Company to take advantage of the offload requirements from its customers.

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

         Any forward looking statements made in this Annual Report involve risks and uncertainties. The Company's future financial results could differ materially from those anticipated due to the Company's dependence on conditions in the airline industry, the level of new commercial aircraft orders, the production rate for the Space Shuttle program, the level of defense spending, competitive pricing pressures, technology and product development risks and uncertainties, and other factors beyond the Company's control.

CONSOLIDATED STATEMENTS OF INCOME                          Ducommun Incorporated

YEAR ENDED DECEMBER 31,                                        1996              1995              1994
-------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net Sales                                                 $ 118,357         $  91,217         $  61,738
Operating Costs and Expenses:
      Cost of goods sold                                     79,732            61,134            43,953
      Selling, general and administrative expenses           23,147            19,572            12,141
                                                          ---------------------------------------------
            Total Operating Costs and Expenses              102,879            80,706            56,094
                                                          ---------------------------------------------
Operating Income                                             15,478            10,511             5,644
Interest Expense                                             (1,153)           (3,570)           (2,467)
                                                          ---------------------------------------------
Income Before Taxes                                          14,325             6,941             3,177
Income Taxes Expense (Note 11)                               (4,040)           (1,895)             (973)
                                                          ---------------------------------------------
Net Income                                                $  10,285         $   5,046         $   2,204
                                                          =============================================
Earnings Per Share:
      Primary                                             $    1.45         $    1.04         $     .48
      Fully Diluted                                            1.33               .87               .48


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                Ducommun Incorporated

DECEMBER 31,                                                                              1996          1995
------------------------------------------------------------------------------------------------------------
(amounts in thousands, except per share amounts)

ASSETS
Current Assets:
      Cash and cash equivalents                                                       $    571      $    371
      Accounts receivable (less allowance for doubtful accounts of $206 and $366)       14,722        13,828
      Inventories (Note 3)                                                              22,595        13,362
      Deferred income taxes (Note 11)                                                    4,597         5,090
      Other current assets                                                               1,850         1,151
                                                                                      ----------------------
                        Total Current Assets                                            44,335        33,802
Property and Equipment, Net (Note 4)                                                    27,051        23,011
Deferred Income Taxes (Note 11)                                                          5,594         6,451
Excess of Cost Over Net Assets Acquired (Net of Accumulated
      Amortization of $3,548 and $2,323)                                                18,326        16,697
Other Assets                                                                               508         1,013
                                                                                      ----------------------
                                                                                      $ 95,814      $ 80,974
                                                                                      ======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Current portion of long-term debt (Note 6)                                      $  1,117      $  3,910
      Accounts payable                                                                   8,343         4,917
      Accrued liabilities (Note 5)                                                      17,589        13,728
                                                                                      ----------------------
                        Total Current Liabilities                                       27,049        22,555
Long-Term Debt (Note 6)                                                                  9,173         8,935
Convertible Subordinated Debentures (Note 6)                                              --          24,263
Other Long-Term Liabilities                                                                404           633
                                                                                      ----------------------
                        Total Liabilities                                               36,626        56,386
                                                                                      ----------------------
Commitments and Contingencies (Notes 2, 10 and 12)
Shareholders' Equity (Note 7):
      Common stock -- $.01 par value; authorized 12,500,000 shares; issued
            and outstanding 7,301,428 shares in 1996 and 4,852,281 in 1995                  73            49
Additional paid-in capital                                                              59,280        34,989
Accumulated deficit                                                                       (165)      (10,450)
                                                                                      ----------------------
                        Total Shareholders' Equity                                      59,188        24,588
                                                                                      ----------------------
                                                                                      $ 95,814      $ 80,974
                                                                                      ======================



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                      Ducommun Incorporated

YEAR ENDED DECEMBER 31,                                                             1996          1995          1994
--------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash Flows from Operating Activities:
Net Income                                                                      $ 10,285      $  5,046      $  2,204
Adjustments to Reconcile Net Income to Net Cash Provided
      by Operating Activities:
            Depreciation and amortization                                          4,473         4,382         3,117
            Deferred income tax provision                                          2,014           934           712
            Other                                                                   (186)           44            51
Changes in Assets and Liabilities, Net of Effects
      from Acquisitions:
            Accounts receivable                                                    1,826        (3,413)        1,475
            Inventories                                                           (4,105)       (1,651)        1,280
            Other assets                                                            (636)         (581)          760
            Accounts payable                                                       2,310          (166)         (701)
            Accrued and other liabilities                                          2,066         3,491         1,517
                                                                                ------------------------------------
                        Net Cash Provided by Operating Activities                 18,047         8,086        10,415
                                                                                ------------------------------------

Cash Flows from Investing Activities:
Purchase of Property and Equipment                                                (6,691)       (2,501)       (1,219)
Acquisition of Businesses                                                         (8,000)       (4,427)       (8,263)
Other                                                                               --              34             3
                                                                                ------------------------------------

                        Net Cash Used in Investing Activities                    (14,691)       (6,894)       (9,479)
                                                                                ------------------------------------

Cash Flows from Financing Activities:
Net (Repayment) Borrowings of Long-Term Debt                                      (2,555)       (9,068)        7,019
Cash Premium for Conversion of Convertible Subordinated Debentures                  (609)         (258)         --
Other                                                                                  8            22            (6)
                                                                                ------------------------------------

                        Net Cash (Used in) Provided by Financing Activities       (3,156)       (9,304)        7,013
                                                                                ------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                                 200        (8,112)        7,949
Cash and Cash Equivalents at Beginning of Year                                       371         8,483           534
                                                                                ------------------------------------
Cash and Cash Equivalents at End of Year                                        $    571      $    371      $  8,483
                                                                                ====================================

Supplemental Disclosures of Cash Flow Information:
Interest Expense Paid                                                           $  1,553      $  3,719      $  2,508
Income Taxes Paid                                                               $  1,759      $    555      $    123

Supplementary Information for Non-Cash Financing Activities:
During 1996, the Company issued 2,417,205 new shares of common stock upon conversion of $24,263,000 of its outstanding 7.75% convertible subordinated debentures. During 1995, the Company issued 374,446 new shares of common stock upon conversion of $3,737,000 of its outstanding 7.75% convertible subordinated debentures.


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                           Ducommun Incorporated


                                                                                     ADDITIONAL                             TOTAL
                                                             SHARES        COMMON       PAID-IN    ACCUMULATED       SHAREHOLDERS'
                                                        OUTSTANDING         STOCK       CAPITAL        DEFICIT             EQUITY
---------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Balance at January 1, 1994                               4,462,608      $     45     $   31,240    $  (17,700)         $   13,585
          Stock options exercised                            5,000            --              9          --                     9
          Stock repurchased                                 (3,454)           --            (15)         --                   (15)
          Net Income                                          --              --           --           2,204               2,204
                                                         ------------------------------------------------------------------------

Balance at December 31, 1994                             4,464,154            45         31,234       (15,496)             15,783
          Stock options exercised                           20,125            --             68          --                    68
          Stock repurchased                                 (6,444)           --            (46)         --                   (46)
          Common stock issued upon conversion
                  of outstanding 7.75% convertible
                  subordinated debentures                  374,446             4          3,733          --                 3,737
          Net Income                                          --              --           --           5,046               5,046
                                                         ------------------------------------------------------------------------

Balance at December 31, 1995                             4,852,281            49         34,989       (10,450)             24,588
          Stock options exercised                           43,200            --            156          --                   156
          Stock repurchased                                (11,258)           --           (147)         --                  (147)
          Common stock issued upon conversion
                  of outstanding 7.75% convertible
                  subordinated debentures                2,417,205            24         24,100          --                24,124
          Income tax benefit related to the exercise
                  of non-qualified stock options              --              --            182          --                   182
          Net Income                                          --              --           --          10,285              10,285
                                                         ------------------------------------------------------------------------

Balance at December 31, 1996                             7,301,428      $     73     $   59,280    $     (165)         $   59,188
                                                         ========================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 Ducommun Incorporated

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Consolidation -- The consolidated financial statements include the accounts of the Company and its subsidiaries, after eliminating significant intercompany balances and transactions.

Cash Equivalents -- Cash equivalents consist of highly liquid instruments purchased with maturities of three months or less.

Revenue Recognition -- Revenue, including sales under fixed price contracts, is recognized upon shipment of products or when title passes based on the terms of the sale. The effects of revisions in contract value or estimated costs of completion are recognized over the remaining terms of the agreement. Provisions for estimated losses on contracts are recorded in the period identified.

Inventory Valuation -- Inventories are stated at the lower of cost or market. Cost is determined based upon the first-in, first-out method. Costs on fixed price contracts in progress included in inventory represent accumulated recoverable costs less the portion of such costs allocated to delivered units and applicable progress payments received.

Property and Depreciation -- Property and equipment, including assets recorded under capital leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 2 to 40 years and, in the case of leasehold improvements, over the shorter of the lives of the improvements or the lease term.

Income Taxes -- Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Excess of Costs Over Net Assets Acquired -- The cost of acquired businesses in excess of the fair market value of their underlying net assets is amortized on the straight line basis over periods ranging from 15 to 40 years. The Company assesses the recoverability of cost in excess of net assets of acquired businesses by determining whether the amortization of this intangible asset over its remaining life can be recovered through future operating cash flows.


Environmental Liabilities -- Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable, and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

Earnings Per Share -- Earnings per common share is based on the weighted average number of common and common equivalent shares outstanding in each year. Common equivalent shares represent the number of shares which would be issued assuming the exercise of dilutive stock options, reduced by the number of shares which would be purchased with the proceeds from the exercise of such options. For 1996 and 1995, shares associated with convertible securities have been included in the weighted average number of shares outstanding. For 1994, shares associated with convertible securities have not been included in the weighted average number of shares outstanding since their inclusion would have an antidilutive effect.

Stock-Based Compensation -- Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the closing market price of the stock on the date of grant over the exercise price of the option. The Company has not issued any stock options with an exercise price less than the closing market price of the stock on the date of grant.

Use of Estimates -- Certain amounts and disclosures included in the consolidated financial statements required management to make estimates which could differ from actual results.

NOTE 2. ACQUISITIONS

In June 1996, the Company acquired substantially all of the assets of MechTronics of Arizona, Inc. ("MechTronics") for $8,000,000 in cash and a $750,000 note. The Company may be required to make additional payments through 1999, based on the future financial performance of MechTronics. MechTronics is a leading manufacturer of mechanical and electromechanical enclosure products for the defense electronics, commercial aviation and communications markets.

         In January 1995, the Company acquired the capital stock of 3dbm, Inc. ("3dbm") for $4,780,000 in cash and $400,000 in notes. The Company may be required to make additional payments through 1997, based on the future financial performance of 3dbm. 3dbm supplies high power expanders, microcells and other wireless telecommunications hardware used in cellular telephone networks, and microwave components and subsystems to both military and commercial customers.

         In December 1994, the Company acquired the capital stock of Brice Manufacturing Company, Inc. ("Brice") for $763,000 in cash and $10,365,000 in notes and other contractual liabilities. The Company may be required to make additional payments through 1999, based on the financial performance of Brice. Brice is an after-market supplier of aircraft seating products to many of the world's largest commercial airlines.

         In December 1994, the Company's subsidiary, Jay-El Products, Inc. ("Jay-El Products"), acquired substantially all of the assets of Dynatech Microwave Technology, Inc. ("DMT"), for $7,500,000 in cash. DMT manufactures switches and other microwave components used on commercial and military aircraft and in wireless telecommunications equipment.

         The following table presents unaudited pro forma consolidated operating results for the Company for the years ended December 31, 1996 and December 31, 1995, as if the MechTronics acquisition had occurred as of the beginning of the periods presented, and the unaudited pro forma consolidated operating results for the Company for the year ended December 31, 1994, as if the Brice and DMT acquisitions had occurred as of the beginning of the period. Pro forma results for 1995 and 1994, assuming the acquisition of 3dbm at the beginning of the respective periods, would not have been materially different from the Company's historical results for the periods presented.

                           1996         1995         1994
---------------------------------------------------------
(in thousands)
Net sales              $125,762     $107,424     $ 80,582
Net income               10,166        5,294        3,132
Earnings per share         1.31          .90          .62

         The unaudited pro forma consolidated operating results of the Company are not necessarily indicative of the operating results that would have been achieved had the acquisitions been consummated at the beginning of the periods presented, and should not be construed as representative of future operating results.

         The acquisitions of MechTronics, 3dbm, Brice and DMT described above were accounted for under the purchase method of accounting and, accordingly, the operating results for MechTronics, 3dbm, Brice and DMT have been included in the Consolidated Statements of Income since the dates of the respective acquisitions. The cost of the acquisitions was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. These acquisitions accounted for approximately $17,718,000 and $14,864,000 of the Excess of Cost Over Net Assets Acquired at December 31, 1996 and December 31, 1995, respectively. Such excess (which will increase for any future contingent payments) is being amortized on a straight line basis over fifteen years.

NOTE 3. INVENTORIES

Inventories consist of the following:

DECEMBER 31,                          1996            1995
----------------------------------------------------------
(in thousands)
Raw materials and supplies         $ 7,173         $ 3,377
Work in process                     14,841           9,353
Finished goods                         631             647
                                   -----------------------
                                    22,645          13,377
Less progress payments                  50              15
                                   -----------------------
  Total                            $22,595         $13,362
                                   =======================

         Work in process inventories include amounts under long-term fixed price contracts aggregating $7,537,000 and $5,631,000 at December 31, 1996 and 1995, respectively.

                                                           Ducommun Incorporated

Note 4.  Property and Equipment

         Property and equipment consist of the following:

DECEMBER 31,                              1996            1995
--------------------------------------------------------------
(in thousands)
Land                                   $ 4,235         $ 4,869
Buildings and improvements              12,607          11,196
Machinery and equipment                 34,613          32,186
Furniture and equipment                  4,309           3,913
Construction in progress                 2,626           1,047
                                       -----------------------
                                        58,390          53,211
 Less accumulated depreciation
    and amortization                    31,339          30,200
                                       -----------------------
         Total                         $27,051         $23,011
                                       =======================

         Depreciation expense was $3,410,000, $3,252,000 and $2,961,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Note 5.  Accrued Liabilities

         Accrued liabilities consist of the following:

DECEMBER 31,                                     1996            1995
---------------------------------------------------------------------
(in thousands)
Accrued compensation                          $ 7,803         $ 5,225
Accrued interest                                  151             569
Customer deposits                               2,542           1,323
Provision for environmental costs               1,870           1,742
Accrued state franchise and sales tax             648             339
Other                                           4,575           4,530
                                              -----------------------
    Total                                     $17,589         $13,728
                                              =======================

NOTE 6. LONG-TERM DEBT AND CONVERTIBLE SUBORDINATED DEBENTURES

Long-term debt and convertible subordinated debentures are summarized as follows:

DECEMBER 31,                              1996            1995
--------------------------------------------------------------
(in thousands)
Bank credit agreement                  $ 4,000         $ 8,100
Term and real estate loans               5,294           3,559
Promissory notes related to
  acquisitions                             996           1,186
                                       -----------------------
     Total debt                         10,290          12,845
Less current portion                     1,117           3,910
                                       -----------------------
    Total long-term debt               $ 9,173         $ 8,935
                                       =======================
7.75% Convertible subordinated
  debentures due 2011                  $   --          $24,263
                                       =======================

         In 1996, the Company converted $24,263,000 principal amount of its 7.75% convertible subordinated debentures. The Company paid cash of $609,000 for the conversions.

         In December 1996, the Company and its bank amended the Company's credit agreement. The amended credit agreement provides for a $21,000,000 unsecured revolving credit line with an expiration date of July 1, 1998. Interest is payable monthly on the outstanding borrowings based on the bank's prime rate (8.25% at December 31, 1996) minus 0.25%. A Eurodollar pricing option is also available to the Company for terms of up to six months at the Eurodollar rate plus a spread based on the leverage ratio of the Company calculated at the end of each fiscal quarter (1.00% at December 31, 1996). At December 31, 1996, the Company has $16,658,000 of unused lines of credit, after deducting $4,000,000 of loans outstanding and $342,000 for an outstanding standby letter of credit which supports the estimated post-closure maintenance cost for a former surface impoundment. The credit agreement includes fixed charge coverage and maximum leverage ratios, and limitations on future dividend payments and outside indebtedness.

         The weighted average interest rate on borrowings outstanding was 7.50% and 7.98% at December 31, 1996 and 1995, respectively.

         The carrying amount of long-term debt approximates fair value based on the terms of the related debt, recent transactions and estimates using interest rates currently available to the Company for debt with similar terms and remaining maturities.

         Aggregate maturities of long-term debt during the next five years are as follows: 1997, $1,117,000; 1998, $4,850,000; 1999, $634,000; 2000, $414,000;
2001, $446,000.

NOTE 7. SHAREHOLDERS' EQUITY

At December 31, 1996 and 1995, no preferred shares were issued or outstanding.

NOTE 8. STOCK OPTIONS

The Company has three stock option or incentive plans. Stock awards may be made to officers and key employees under the stock plans on terms determined by the Compensation Committee of the Board of Directors. Stock options have been and may be granted to officers and key employees under the stock plans at prices not less than 100% of the market value on the date of grant, and expire not more than ten years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. At December 31, 1996, options for 596,404 shares of common stock were exercisable.

         The Company has adopted Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). In accordance with the provisions of FAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans based on the fair market value method prescribed by FAS 123. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by FAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

DECEMBER 31,                                1996              1995
------------------------------------------------------------------
(in thousands, except per share amounts)
Net income:
    As reported                       $   10,285         $   5,046
    Pro forma                             10,101             5,036
Earnings per common share:
    As reported:
        Primary                       $     1.45         $    1.04
        Fully diluted                       1.33               .87
    Pro forma:
        Primary                             1.42              1.04
        Fully diluted                       1.30               .87

         These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: dividend yields of zero percent; expected monthly volatility of 31.75 and 30.83 percent; risk-free interest rates of 6.33 and 6.36 percent; and expected life of four years for both periods. The weighted average fair value of options granted during 1996 and 1995 for which the exercise price equals the market price on the grant date was $4.85 and $2.74, respectively.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.


At December 31, 1996, 57,001 common shares were available for future grants and 852,325 common shares were reserved for the exercise of options. Option activity during the three years ended December 31, 1996 was as follows:

                                                   WEIGHTED
                                           AVERAGE EXERCISE
                                NUMBER     PRICE OF OPTIONS
                             OF SHARES          OUTSTANDING
-----------------------------------------------------------
 Outstanding at
  January 1, 1994              703,300             $ 3.667
   Granted                      35,000               4.875
   Exercised                    (5,000)              1.875
   Forfeited                   (21,225)              3.754
                               -------
 Outstanding at
  December 31, 1994            712,075             $ 3.712
   Granted                      49,200               7.904
   Exercised                   (20,125)              3.373
   Forfeited                   (23,625)              4.174
                               -------
Outstanding at
 December 31, 1995             717,525             $ 3.995
   Granted                     181,000              14.094
   Exercised                   (43,200)              3.635
   Forfeited                    (3,000)              8.875
                               -------
Outstanding at
 December 31, 1996             852,325             $ 6.140
                               =======

The following table summarizes information concerning currently outstanding and exercisable stock options:

                              NUMBER OF    WEIGHTED AVERAGE         WEIGHTED                           WEIGHTED
                            OUTSTANDING           REMAINING          AVERAGE         NUMBER             AVERAGE
RANGE OF EXERCISE PRICES        OPTIONS    CONTRACTUAL LIFE   EXERCISE PRICE    EXERCISABLE      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------
$  1.875 -- $ 4.99              625,325              3.6313         $  3.713        592,306            $  3.694
$  5.000 -- $ 9.99               36,000              3.4320            7.201          9,000               7.201
$ 10.000 -- $19.75              191,000              4.3721           13.886          2,500              10.125
                                -------                                             -------
             Total              852,325              3.7889                         603,806               3.773
                                =======                                             =======

                                                           Ducommun Incorporated

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has an unfunded supplemental retirement plan that was suspended in 1986, but which continues to cover certain former executives. The accumulated benefit obligations under the plan at December 31, 1996 and December 31, 1995 were $688,000 and $721,000, respectively, which are included in accrued liabilities.

         The Company also provides certain health care benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and agree to contribute a portion of the cost. As of December 31, 1996, there were 153 current and retired employees eligible for such benefits. Eligibility for additional employees to become covered by retiree health benefits was terminated in 1988.

         The Company accrues post-retirement health care benefits over the period in which active employees become eligible for such benefits. The components of periodic expenses for these post-retirement benefits are as follows:

YEAR ENDED DECEMBER 31,               1996      1995
-----------------------------------------------------
(in thousands)
Service cost                          $  1      $  1
Interest cost                           49        64
Amortization of net transition
    obligation                          84        84
Net amortization and deferral            9        21
                                      --------------
    Net periodic post-retirement
         benefit costs                $143      $170
                                      ==============

         The actuarial liabilities for these post-retirement benefits are as follows:


DECEMBER 31,                                          1996        1995
----------------------------------------------------------------------
(in thousands)
Accumulated post-retirement benefit obligation:
    Retirees                                         $ 488       $ 666
    Fully eligible active plan
         participants                                  131         129
    Other active plan participants                      18          10
                                                     -----------------
         Total                                         637         805
Unrecognized net transition
    obligation                                        (740)       (824)
Unrecognized prior service cost                         --         (28)
Unrecognized net gain                                  322         220
                                                     -----------------
Accrued post-retirement
    benefit cost                                     $ 219       $ 173
                                                     =================

         The accumulated post-retirement benefit obligations at December 31, 1996 and 1995 were determined using an assumed discount rate of 7.50% and 7.25%, respectively. For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 5.5% in the year 2006 and remain at that level thereafter over the projected payout period of the benefits.

         A 1% increase in the assumed annual health care cost trend rate would increase the present value of the accumulated post-retirement benefit obligation at December 31, 1996 by $1,700, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by $100.

         The Company provides a retirement benefit to the Company's Chairman and former Chief Executive Officer. The components of periodic expenses for this post-retirement benefit are as follows:


YEAR ENDED DECEMBER 31,                 1996      1995
------------------------------------------------------
(in thousands)
Service cost                            $173      $155
Interest cost                             48        34
Amortization of prior service cost        25        25
                                        --------------
    Net periodic cost                   $246      $214
                                        ==============

         The actuarial liabilities for this post-retirement benefit are as follows:

DECEMBER 31,                              1996       1995
---------------------------------------------------------
(in thousands)
Accumulated benefit obligation:
    Vested active plan participant      $ 848       $ 605
Unrecognized prior service cost            --         (25)
Unrecognized net gain (loss)              (26)         (4)
                                        -----------------
    Accrued cost                        $ 822       $ 576
                                        =================

         The accrued cost under this plan is included in accrued liabilities.

NOTE 10. LEASES

The Company leases certain facilities and equipment for periods ranging from 1 to 10 years. The leases generally are renewable and provide for the payment of property taxes, insurance and other costs relative to the property. Rental expense in 1996, 1995 and 1994, was $3,890,000, $3,550,000, and $2,910,000,
respectively. Future minimum rental payments under operating leases having initial or remaining noncancelable terms in excess of one year and related income from a noncancelable sublease at December 31, 1996 are as follows:

                         LEASE        SUBLEASE             NET
                   COMMITMENTS     COMMITMENTS     COMMITMENTS
--------------------------------------------------------------
     (in thousands)
          1997         $ 3,424         $    80         $ 3,344
          1998           2,110            --             2,110
          1999           1,641            --             1,641
          2000           1,023            --             1,023
          2001             661            --               661
          Thereafter     2,400            --             2,400
                       ---------------------------------------
            Total      $11,259         $    80         $11,179
                       =======================================

NOTE 11. INCOME TAXES

The provision for income tax expense consists of the following:

YEAR ENDED DECEMBER 31,          1996             1995            1994
----------------------------------------------------------------------
(in thousands)
Current tax expense:
    Federal                   $   735          $   210         $    10
    State                       1,291              751             251
                              ----------------------------------------
                                2,026              961             261
                              ----------------------------------------
Deferred tax expense:
    Federal                     2,230              845           1,079
    State                        (216)              89            (367)
                              ----------------------------------------
                                2,014              934             712
                              ----------------------------------------
Income Tax Expense            $ 4,040          $ 1,895         $   973
                              ========================================

         Deferred tax assets (liabilities) are comprised of the following:

DECEMBER 31,                               1996              1995
-----------------------------------------------------------------
(in thousands)
Federal NOLs                           $  5,470          $ 11,538
Credit carryforwards                      1,587             1,197
Employment-related reserves               2,196             1,691
Environmental reserves                      610               511
Inventory reserves                        1,353               748
Other                                     1,434               952
                                       --------------------------
                                         12,650            16,637
Depreciation                             (2,459)           (2,663)
                                       --------------------------
Net deferred tax assets before
    valuation allowance                  10,191            13,974
Deferred tax assets valuation
  allowance                                --              (2,433)
                                       --------------------------
Net deferred tax asset                 $ 10,191          $ 11,541
                                       ==========================

         The decrease in the valuation allowance is primarily due to the Company's reevaluation of the realizability of income tax benefits from future operations including acquisitions consummated in 1996 and 1995. As a result, the carrying value of the net deferred tax asset was increased by $2,433,000, of which $665,000 was allocated to reduce goodwill arising from the acquisition of MechTronics and $1,768,000 was recognized as a current period tax benefit. In 1995, the carrying value of the net deferred tax asset was increased by $2,717,000, of which $1,155,000 was allocated to reduce goodwill arising from the acquisition of 3dbm and $1,562,000 was recognized as a current period tax benefit.

         The principal reasons for the variation from the customary relationship between income taxes and income before income taxes are as follows:

                                                           Ducommun Incorporated

YEAR ENDED DECEMBER 31,                1996           1995           1994
-------------------------------------------------------------------------
Statutory federal
    income tax rate                    35.0%          35.0%          35.0%
State income taxes                      5.6            6.2            6.2
    (net of federal benefit)
Goodwill amortization                   2.1            4.5            1.1
Benefit of net operating
    loss carryforwards
    and carrybacks                    (12.3)         (24.4)         (12.0)
Alternative minimum tax                --              3.0            3.7
Debt conversion                         1.4            2.9           --
Other                                  (3.6)            .1           (3.4)
                                      -----------------------------------
Effective Income Tax Rate              28.2%          27.3%          30.6%
                                      ===================================

         At December 31, 1996, the Company had federal tax NOLs totaling approximately $16 million which expire in the years 2003 and 2004. At December 31, 1996, the Company had federal tax credits totaling approximately $1,511,000 of which approximately $483,000 expire in the years 1997 through 2003. At December 31, 1996, the Company had state tax credits totaling approximately $76,000 of which approximately $57,000 expire in the years 2003 and 2004.

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

         The Company had substantial sales to Lockheed Martin, Boeing, McDonnell Douglas and Northrop Grumman. During 1996, 1995 and 1994, sales to Lockheed Martin were $13,037,000, $8,163,000 and $9,454,000, respectively; sales to
Boeing were $11,876,000, $5,215,000 and $5,685,000, respectively; sales to
McDonnell Douglas were $10,031,000, $9,516,000 and $7,540,000, respectively; and sales to Northrop Grumman were $7,843,000, $9,623,000 and $7,696,000, respectively. At December 31, 1996, trade receivables from Lockheed Martin, Boeing, McDonnell Douglas and Northrop Grumman were $1,541,000, $1,436,000, $989,000 and $647,000, respectively. The sales and receivables relating to Lockheed Martin are primarily for the Space Shuttle program. The sales and receivables relating to Boeing, McDonnell Douglas, and Northrop Grumman are diversified over a number of different commercial and military programs.

         In 1996, 1995 and 1994, foreign sales to manufacturers worldwide were $21,155,000, $23,497,000 and $11,515,000, respectively. Canada is the only country in which the Company had sales of 4% or more of total sales, with sales of $4,906,000, $4,518,000 and $5,944,000 in 1996, 1995 and 1994, respectively.

NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           1996
                                    -------------------------------------------------------
Three months ended                  Dec  31         Sep  28         Jun  29         Mar  30
-------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Sales and Earnings:
Net Sales                          $ 35,918        $ 29,778        $ 28,869        $ 23,792
                                   --------------------------------------------------------
Gross Profit                         11,469           9,533           9,419           8,204
                                   --------------------------------------------------------
Income Before Taxes                   5,627           3,815           3,341           1,542
Income Tax Expense                   (1,605)         (1,068)           (935)           (432)
                                   --------------------------------------------------------
                  Net Income       $  4,022        $  2,747        $  2,406        $  1,110
                                   ========================================================
Earnings Per Share:
         Primary                   $    .51        $    .35        $    .35        $    .19
         Fully Diluted             $    .51        $    .35        $    .31        $    .18


                                                            1995
                                   ---------------------------------------------------------
Three months ended                 Dec  31           Sep  30          Jul  1          Apr  1
--------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Sales and Earnings:
Net Sales                           $ 23,314        $ 24,080        $ 23,201        $ 20,622
                                   ---------------------------------------------------------
Gross Profit                           8,434           8,142           7,332           6,175
                                   ---------------------------------------------------------
Income Before Taxes                    2,502           2,237           1,347             855
Income Tax Expense                      (694)           (584)           (377)           (240)
                                   ---------------------------------------------------------
                  Net Income        $  1,808        $  1,653        $    970        $    615
                                   =========================================================
Earnings Per Share:
         Primary                    $    .36        $    .34        $    .20        $    .13
         Fully Diluted              $    .29        $    .27        $    .18        $    .13

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Ducommun Incorporated:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ducommun Incorporated and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP


Los Angeles, California
February 13, 1997