Form 10-K405, Exhibit 13
period 1997-12-31
DUCOMMUN INC /DE/
filed 1998-03-03
CIK 30305

                                                                      EXHIBIT 13



                              DUCOMMUN INCORPORATED
                                  ANNUAL REPORT

The following portions of Ducommun Incorporated and Subsidiaries 1997 Annual Report are incorporated by reference in Items 5, 6, 7, and 8 of this report.

                                                                       Page
                                                                       ----
    Selected Financial Data                                             17
    Quarterly Common Stock Price Information                            17
    Management's Discussion and Analysis of Financial
               Condition and Results of Operations                      18-20
    Consolidated Statements of Income                                   21
    Consolidated Balance Sheets                                         22
    Consolidated Statements of Cash Flows                               23
    Consolidated Statements of Changes in
               Shareholders' Equity                                     24
    Notes to Consolidated Financial Statements                          25-31
    Report of Independent Accountants                                   32

SELECTED FINANCIAL DATA

                                                                                                        Ducommun Incorporated


YEAR ENDED DECEMBER 31,                            1997            1996(A)           1995(A)           1994(A)           1993
=============================================================================================================================
(in thousands, except per share amounts)
Net Sales                                     $ 157,287       $ 118,357         $  91,217         $  61,738         $  64,541
                                              -------------------------------------------------------------------------------
Gross Profit as a Percentage of Sales              32.0%           32.6%             33.0%             28.8%             26.8%
                                              -------------------------------------------------------------------------------
Operating Income                                 25,288          15,478            10,511             5,644             6,150
                                              -------------------------------------------------------------------------------
Operating Income as a Percentage of Sales          16.1%           13.1%             11.5%              9.1%              9.5%
                                              -------------------------------------------------------------------------------
Income Before Taxes and Cumulative Effect
  of Accounting Change                           24,653          14,325             6,941             3,177             3,427
Income Tax Expense                              (10,356)         (4,040)           (1,895)             (973)           (1,199)
Cumulative Effect of Accounting Change               --              --                --                --             8,000
                                              -------------------------------------------------------------------------------
  Net Income                                  $  14,297       $  10,285         $   5,046         $   2,204         $  10,228
                                              ===============================================================================
Earnings Per Share:
  Income Before Cumulative Effect of
    Accounting Change                         $    1.81       $    1.34         $     .88         $     .48         $     .48
  Cumulative Effect of Accounting Change             --              --                --                --              1.09
                                              -------------------------------------------------------------------------------
  Diluted Earnings Per Share                  $    1.81       $    1.34         $     .88         $     .48         $    1.57
                                              ===============================================================================
Working Capital                               $  30,182       $  17,286         $  11,247         $   6,710         $  11,744
Total Assets                                    104,241          95,814            80,974            79,852            55,290
Convertible Subordinated Debentures                  --              --            24,263            28,000            28,000
Long-Term Debt Including Current Portion          5,803          10,290            12,845            21,913             4,529
Total Shareholders' Equity                       73,703          59,188            24,588            15,783            13,585
Cash Dividends Per Share                             --              --                --                --                --

(A) See Note 2 to the consolidated financial statements for discussion of acquisitions.


QUARTERLY COMMON STOCK PRICE INFORMATION


                                        1997                 1996                  1995
                                ----------------     ----------------     ------------------
                                  High       Low       High        Low       High        Low
============================================================================================
First Quarter                   $25.25    $20.50     $14.13     $ 9.50    $  6.25    $  4.69
Second Quarter                   29.38     23.63      14.88      12.88       7.75       5.75
Third Quarter                    39.69     27.88      18.38      12.38      10.25       7.19
Fourth Quarter                   38.69     28.75      24.38      16.63      10.50       8.88

The common stock of the Company (DCO) is listed on the New York Stock Exchange. On December 31, 1997, the Company had approximately 702 holders of record of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS In June 1996, the Company acquired substantially all of the assets of MechTronics of Arizona, Inc. ("MechTronics") for $8,000,000 in cash and a $750,000 note. MechTronics is a leading manufacturer of mechanical and electromechanical enclosure products for the defense electronics, commercial aviation and communications markets. In January 1995, the Company acquired the capital stock of 3dbm, Inc. ("3dbm") for $4,780,000 in cash and $400,000 in notes. 3dbm supplies high power base stations expanders, microcells and other wireless telecommunications hardware used in cellular telephone networks and microwave components and subsystems to both military and commercial customers.
    The acquisitions were funded from internally generated cash, notes payable to sellers and borrowings under the Company's credit agreement with its bank (see Financial Condition for additional information). These acquisitions strengthened the Company's position in the aerospace industry and added complementary lines of business.

RESULTS OF OPERATIONS 1997 Compared to 1996 -- Net sales increased 33% to $157,287,000 in 1997. The increase resulted from a broad-based increase in sales in most of the Company's product lines due to improved industry conditions and new contract awards, as well as sales of $22,003,000 in 1997 compared to $8,414,000 in 1996 from the MechTronics acquisition completed in June 1996. The Company's mix of business was approximately 59% commercial, 31% military and 10% space in 1997. Foreign sales increased to 19% of total sales in 1997 from 18% in 1996. Canada is the only foreign country in which the Company had sales of 4% or more of total sales, with sales of $7,950,000 in 1997 and $4,906,000 in 1996.
    The Company had substantial sales to Boeing, Lockheed Martin and Northrop Grumman. During 1997 and 1996, sales to Boeing were $36,375,000 and $21,907,000, respectively; sales to Lockheed Martin were $17,455,000 and $13,037,000, respectively; and sales to Northrop Grumman were $6,568,000 and $7,843,000, respectively. At December 31, 1997, trade receivables from Boeing, Lockheed Martin and Northrop Grumman were $4,079,000, $1,659,000 and $551,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Northrop Grumman are diversified over a number of different commercial, space and military programs.
    The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1997, commercial sales increased primarily as a result of increased commercial aircraft build rates, new contract awards and increased airline seat refurbishment projects, as well as a full year of sales from the MechTronics acquisition.
    Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. During 1997, military sales increased primarily as a result of new contract awards, as well as a full year of sales from the MechTronics acquisition.
    In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles. Sales related to space programs were approximately $14,821,000, or 10% of total sales in 1997.
    At December 31, 1997, backlog believed to be firm was approximately $155,700,000 compared to $134,500,000 at December 31, 1996. Backlog growth has been concentrated principally in the Boeing 737, 777 and C-17 aircraft. Approximately $100,000,000 of the total backlog is expected to be delivered during 1998.
    Gross profit, as a percentage of sales, decreased to 32.0% in 1997 from 32.6% in 1996. This decrease was primarily the result of changes in sales mix. The decrease was partially offset by economies of scale resulting from sales increases.
    Selling, general and administrative expenses, as a percentage of sales, decreased to 15.9% compared to 19.6% in 1996. The decrease was primarily the result of higher sales volume partially offset by an increase in related period costs.
    Interest expense decreased approximately 45% to $635,000 in 1997 primarily due to the conversion of $24,263,000 of convertible subordinated debentures that were outstanding during the first half of 1996 and lower debt levels.
    Income tax expense increased to $10,356,000 in 1997 compared to $4,040,000 for 1996. The increase in income tax expense was primarily due to the increase in income before taxes and an effective tax rate of 42% in 1997 compared to 28% in 1996. From a cash flow perspective, however, the Company continued to use its federal net operating loss carryforwards to offset taxable income. Cash expended to pay income taxes was $4,932,000 in 1997, compared to $1,759,000 in 1996. At December 31, 1997, the Company had federal tax NOLs totaling approximately $528,000 and expects to fully utilize the balance of its federal net operating

                                                           Ducommun Incorporated


loss carryforwards to offset taxable income in 1998.
    Net income for 1997 was $14,297,000, or $1.81 diluted earnings per share, compared to $10,285,000, or $1.34 diluted earnings per share, in 1996.

1996 Compared to 1995 -- Net sales increased 30% to $118,357,000 in 1996. The increase resulted from a broad-based increase in sales in most of the Company's product lines due to improved industry conditions and new contract awards, as well as sales from the MechTronics acquisition completed in June 1996. The Company's mix of business was approximately 52% commercial, 38% military and 10% space in 1996. Foreign sales decreased to 18% of total sales in 1996 from 26% in 1995. Canada is the only foreign country in which the Company had sales of 4% or more of total sales, with sales of $4,906,000 in 1996 and $4,518,000 in 1995.
    The Company had substantial sales to Boeing, Lockheed Martin and Northrop Grumman. During 1996 and 1995, sales to Boeing were $21,907,000 and $14,731,000, respectively; sales to Lockheed Martin were $13,037,000 and $8,163,000, respectively; sales to Northrop Grumman were $7,843,000 and $9,623,000, respectively. At December 31, 1996, trade receivables from Boeing, Lockheed Martin and Northrop Grumman were $2,425,000, $1,541,000 and $647,000, respectively. The sales and receivables relating to Lockheed Martin are primarily for the Space Shuttle program. The sales and receivables relating to Boeing and Northrop Grumman are diversified over a number of different commercial and military programs.
    The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1996, commercial sales increased primarily as a result of increased commercial aircraft build rates, new contract awards and increased airline seat refurbishment projects, as well as sales from the MechTronics acquisition.
    Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. During 1996, military sales increased primarily as a result of new contract awards, as well as sales from the MechTronics acquisition. The Company's defense business is widely diversified among military manufacturers and programs. The C-17 program accounted for approximately $5,978,000 in sales in 1996.
    In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles. Sales related to space programs were approximately $11,544,000, or 10% of total sales in 1996.
    At December 31, 1996, backlog believed to be firm was approximately $134,500,000, including $24,291,000 for space-related business, compared to $92,600,000 at December 31, 1995. Backlog growth has been concentrated principally in the Boeing 777, 737-700/800 and C-17 aircraft.
    Gross profit, as a percentage of sales, decreased to 32.6% in 1996 from 33.0% in 1995. This decrease was primarily the result of higher production costs at MechTronics, which was acquired in June 1996.
    Selling, general and administrative expenses as a percentage of sales decreased to 19.6% compared to 21.5% of sales in 1995. The decrease in these expenses as a percentage of sales was primarily the result of higher sales volume partially offset by an increase in related period costs.
    Interest expense decreased 68% to $1,153,000 in 1996 primarily due to the conversion of $24,263,000 of convertible subordinated debentures that were outstanding at December 31, 1995.
    Income tax expense increased to $4,040,000 in 1996 compared to $1,895,000 for 1995. The increase in income tax expense was primarily due to the increase in income before taxes. From a cash flow perspective, however, the Company continued to use its federal net operating loss carryforwards to offset taxable income. Cash expended to pay income taxes was $1,759,000 in 1996, compared to $555,000 in 1995. At December 31, 1996, the Company had federal tax NOLs totaling approximately $16,000,000.
    Net income for 1996 was $10,285,000, or $1.34 diluted earnings per share, compared to $5,046,000, or $0.88 diluted earnings per share, in 1995.

FINANCIAL CONDITION Liquidity and Capital Resources -- Cash flow from operating activities for 1997 was $13,483,000, compared to $18,047,000 for 1996. The decline in cash flow from operating activities resulted principally from an increase in accounts receivable and work in process inventory due to the growth in sales volume. During 1997, the Company spent $7,629,000 on capital expenditures and repaid $4,487,000 of principal on its outstanding bank borrowings, promissory notes, term and commercial real estate loans.
    The Company's bank credit agreement provides for a $40,000,000 unsecured revolving credit line with an expiration date of July 1, 1999. At December 31, 1997, the Company had $40,000,000 of unused lines of credit available.

See Notes to Consolidated Financial Statements, Note 6.
    The Company continues to depend on operating cash flow and the availability of its bank line of credit to provide short-term liquidity. Cash from operations and bank borrowing capacity are expected to provide sufficient liquidity to meet the Company's obligations during 1998.
    Aggregate maturities of long-term debt during the next five years are as follows: 1998, $920,000; 1999, $709,000; 2000, $496,000; 2001, $534,000; 2002,
$575,000.
    The Company expects to spend approximately $16,000,000 for capital expenditures in 1998. The Company plans to make substantial capital expenditures for manufacturing equipment and facilities to support long-term aerospace structure contracts for both commercial and military aircraft and space programs. These expenditures are expected to place the Company in a favorable competitive position among aerospace subcontractors, and to allow the Company to take advantage of the off-load requirements from its customers.
    Ducommun's subsidiary, Aerochem, Inc. ("Aerochem"), is a major supplier of chemical milling services for the aerospace industry. Aerochem has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its El Mirage, California facility (the "Site"). Aerochem expects to spend approximately $1 million for future investigation and corrective action at the Site, and the Company has established a provision for such costs. However, the Company's ultimate liability in connection with the Site will depend upon a number of factors, including changes in existing laws and regulations, and the design and cost of the construction, operation and maintenance of the corrective action.
    In the normal course of business, Ducommun and its subsidiaries are defendants in certain other litigation, claims and inquiries, including matters relating to environmental laws. In addition, the Company makes various commitments and incurs contingent liabilities. While it is not feasible to predict the outcome of these matters, the Company does not presently expect that any sum it may be required to pay in connection with these matters would have a material adverse effect on its consolidated financial position or results of operations.


FORWARD-LOOKING STATEMENTS AND RISK FACTORS Any forward-looking statements made in this Annual Report involve risks and uncertainties. The Company's future financial results could differ materially from those anticipated due to the Company's dependence on conditions in the airline industry, the level of new commercial aircraft orders, the production rate for the Space Shuttle program, the level of defense spending, competitive pricing pressures, technology and product development risks and uncertainties, product performance, risks associated with acquisitions and dispositions of businesses by the Company, increasing consolidation of customers and suppliers in the Aerospace industry, and other factors beyond the Company's control.

FUTURE ACCOUNTING REQUIREMENTS In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" ("SFAS 132"). SFAS 130, 131 and 132 will become effective for the Company in 1998. The adoption of SFAS 130, 131 and 132 is not expected to have a material effect on the Company's financial statements.

YEAR 2000 In 1998, the Company commenced, for its systems, a year 2000 date conversion project to address necessary code changes, testing, and implementation. Project completion is planned for the begining of 1999 at a cost that is not expected to be material to the Company. The Company expects its year 2000 date conversion project to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Maintenance or modification costs will be expensed as incurred, while the cost of new software will be capitalized and amortized over the software's useful life.

                                                                              Ducommun Incorporated


CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED DECEMBER 31,                                    1997              1996              1995
===================================================================================================
(in thousands, except per share amounts)
Net Sales                                             $ 157,287         $ 118,357         $  91,217
                                                      ---------------------------------------------
Operating Costs and Expenses:
  Cost of goods sold                                    106,967            79,732            61,134
  Selling, general and administrative expenses           25,032            23,147            19,572
                                                      ---------------------------------------------
    Total Operating Costs and Expenses                  131,999           102,879            80,706
                                                      ---------------------------------------------
Operating Income                                         25,288            15,478            10,511
Interest Expense                                           (635)           (1,153)           (3,570)
                                                      ---------------------------------------------
Income Before Taxes                                      24,653            14,325             6,941
Income Tax Expense (Note 11)                            (10,356)           (4,040)           (1,895)
                                                      ---------------------------------------------
Net Income                                            $  14,297         $  10,285         $   5,046
                                                      =============================================
Earnings Per Share:
    Basic earnings per share                          $    1.94         $    1.56         $    1.12
    Diluted earnings per share                             1.81              1.34               .88



See accompanying notes to consolidated financial statements.

                                                                                 Ducommun Incorporated
CONSOLIDATED BALANCE SHEETS


DECEMBER 31,                                                                      1997            1996
======================================================================================================
(in thousands, except share data)
ASSETS
Current Assets:
  Cash and cash equivalents                                                   $  2,156        $    571
  Accounts receivable (less allowance for doubtful
    accounts of $359 and $206)                                                  19,189          14,722
  Inventories (Note 3)                                                          24,604          22,595
  Deferred income taxes (Note 11)                                                4,612           4,597
  Prepaid income taxes (Note 11)                                                 2,877              --
  Other current assets                                                           2,053           1,850
                                                                              ------------------------
    Total Current Assets                                                        55,491          44,335
Property and Equipment, Net (Note 4)                                            30,594          27,051
Deferred Income Taxes (Note 11)                                                    380           5,594
Excess of Cost Over Net Assets Acquired (Net of Accumulated
  Amortization of $4,832 and $3,548)                                            16,907          18,326
Other Assets                                                                       869             508
                                                                              ------------------------
                                                                              $104,241        $ 95,814
                                                                              ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt (Note 6)                                  $    919        $  1,117
  Accounts payable                                                               9,024           8,343
  Accrued liabilities (Note 5)                                                  15,366          17,589
                                                                              ------------------------
    Total Current Liabilities                                                   25,309          27,049
Long-Term Debt, Less Current Portion (Note 6)                                    4,884           9,173
Other Long-Term Liabilities                                                        345             404
                                                                              ------------------------
    Total Liabilities                                                           30,538          36,626
                                                                              ------------------------
Commitments and Contingencies (Notes 2, 10 and 12)
Shareholders' Equity (Note 7):
  Common stock -- $.01 par value; authorized 12,500,000 shares; issued
    and outstanding 7,454,198 shares in 1997 and 7,301,428 in 1996                  74              73
Additional Paid-In Capital                                                      59,497          59,280
Retained Earnings (Deficit)                                                     14,132            (165)
                                                                              ------------------------
    Total Shareholders' Equity                                                  73,703          59,188
                                                                              ------------------------
                                                                              $104,241        $ 95,814
                                                                              ========================

See accompanying notes to consolidated financial statments.

                                                                                  Ducommun Incorporated
CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended December 31,                                            1997            1996            1995
=======================================================================================================
(in thousands)
Cash Flows from Operating Activities:
Net Income                                                     $ 14,297        $ 10,285        $  5,046
Adjustments to Reconcile Net Income to Net Cash Provided
  by Operating Activities:
    Depreciation and amortization                                 5,340           4,473           4,382
    Deferred income tax provision                                 5,200           2,014             934
    Other                                                            29            (186)             44
Change in Assets and Liabilities, Net of Effects
  from Acquisitions:
    Accounts receivable                                          (4,467)          1,826          (3,413)
    Inventories                                                  (2,009)         (4,105)         (1,651)
    Prepaid income taxes                                         (2,877)             --              --
    Other assets                                                   (429)           (636)           (581)
    Accounts payable                                                681           2,310            (166)
    Accrued and other liabilities                                (2,282)          2,066           3,491
                                                               ----------------------------------------
      Net Cash Provided by Operating Activities                  13,483          18,047           8,086
                                                               ----------------------------------------
Cash Flows from Investing Activities:
Purchase of Property and Equipment                               (7,629)         (6,691)         (2,501)
Acquisition of Businesses                                            --          (8,000)         (4,427)
Other                                                                --              --              34
                                                               ----------------------------------------
      Net Cash Used in Investing Activities                      (7,629)        (14,691)         (6,894)
                                                               ----------------------------------------
Cash Flows from Financing Activities:
Repayment of Long-Term Debt                                      (4,487)         (2,555)         (9,068)
Cash Premium for Conversion of Convertible
  Subordinated Debentures                                            --            (609)           (258)
Other                                                               218               8              22
                                                               ----------------------------------------
      Net Cash Used in Financing Activities                      (4,269)         (3,156)         (9,304)
                                                               ----------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents              1,585             200          (8,112)
Cash and Cash Equivalents, Beginning of Year                        571             371           8,483
                                                               ----------------------------------------
Cash and Cash Equivalents, End of Year                         $  2,156        $    571        $    371
                                                               ========================================
Supplemental Disclosures of Cash Flow Information:
Interest Expense Paid                                          $    720        $  1,553        $  3,719
Income Taxes Paid                                              $  4,932        $  1,759        $    555

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

                                                                                                      Ducommun Incorporated
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                    Retained          Total
                                                     Shares                        Additional       Earnings  Shareholders'
                                                Outstanding   Common Stock    Paid-In Capital      (Deficit)         Equity
===========================================================================================================================
(in thousands, except share data)
Balance at January 1, 1995                        4,464,154         $   45            $31,234      $(15,496)        $15,783
  Stock options exercised                            20,125             --                 68            --              68
  Stock repurchased related to the
    exercise of stock options                        (6,444)            --                (46)           --             (46)
  Common stock issued upon conversion
    of outstanding 7.75% convertible
    subordinated debentures                         374,446              4              3,733            --           3,737
  Net Income                                             --             --                 --         5,046           5,046
                                                  -------------------------------------------------------------------------
Balance at December 31, 1995                      4,852,281             49             34,989       (10,450)         24,588
  Stock options exercised                            43,200             --                156            --             156
  Stock repurchased related to the
    exercise of stock options                       (11,258)            --               (147)           --            (147)
  Common stock issued upon conversion
    of outstanding 7.75% convertible
    subordinated debentures                       2,417,205             24             24,100            --          24,124
  Income tax benefit related to the
    exercise of nonqualified stock
    options                                              --             --                182            --             182
  Net Income                                             --             --                 --        10,285          10,285
                                                  -------------------------------------------------------------------------
Balance at December 31, 1996                      7,301,428             73             59,280          (165)         59,188
  Stock options exercised                           269,117              3              1,030            --           1,033
  Stock repurchased related to the
    exercise of stock options                      (116,347)            (2)            (4,134)           --          (4,136)
  Income tax benefit related to the exercise
    of nonqualified stock options                        --             --              3,321            --           3,321
  Net Income                                             --             --                 --        14,297          14,297
                                                  -------------------------------------------------------------------------
Balance at December 31, 1997                      7,454,198         $   74            $59,497      $ 14,132         $73,703
                                                  =========================================================================



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

Excess of Costs Over Net Assets Acquired -- The cost of acquired businesses in excess of the fair market value of their underlying net assets is amortized on the straight-line basis over periods ranging from 15 to 40 years. The Company assesses the recoverability of cost in excess of net assets of acquired businesses by determining whether the amortization of this intangible asset over its remaining life can be recovered through future operating cash flows.

Environmental Liabilities -- Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable, and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

Earnings Per Share -- Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding in each year. Diluted earnings per share is computed by dividing income available to common stockholders plus income associated with dilutive securities by the weighted average number of common shares outstanding plus any potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock in each year. In 1997, 1996 and 1995, income available to common stockholders was $14,297,000, $10,285,000 and $5,046,000, respectively, and income associated with dilutive securities was $0, $222,000 and $1,354,000, respectively. In 1997, 1996 and 1995, the weighted average number of common shares outstanding was 7,358,000, 6,594,000 and 4,500,000, the dilutive shares associated with stock options were 553,000, 514,000 and 343,000 and the dilutive shares associated with the outstanding 7.75% convertible subordinated debentures were 0, 712,000 and 2,431,000, respectively.
    In 1997, the Company adopted Statement of Financial Accounting Standards
No. 128, "Earnings per Share" ("SFAS 128"). In accordance with the implementation provisions of SFAS 128, the Company has restated earnings per share in the Consolidated Statements of Income for the years ended December 31, 1996 and 1995. The unaudited quarterly data for the first three quarters of 1997 and for 1996 presented in Note 14 have also been restated to comply with the provisions of SFAS 128.

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

NOTE 2. ACQUISITIONS

In June 1996, the Company acquired substantially all of the assets of MechTronics of Arizona, Inc. ("MechTronics") for $8,000,000 in cash and a $750,000 note. The Company may be required to make additional payments through 1999, based on the future financial performance of the business of MechTronics. MechTronics is a leading manufacturer of mechanical and electromechanical enclosure products for the defense electronics, commercial aviation and communications markets.
    In January 1995, the Company acquired the capital stock of 3dbm, Inc. ("3dbm") for $4,780,000 in cash and $400,000 in notes. 3dbm supplies high power base stations, expanders, microcells and other wireless telecommunications hardware used in cellular telephone networks and microwave components and subsystems to both military and commercial customers.
    The following table presents unaudited pro forma consolidated operating results for the Company for the years ended December 31, 1996 and December 31, 1995, as if the MechTronics acquisition had occurred as of the beginning of the periods presented. Pro forma results for 1995, assuming the acquisition of 3dbm at the beginning of the period, would not have been materially different from the Company's historical results for the period presented.



                                    1996          1995
======================================================
(in thousands, except per share amounts)
Net sales                       $125,762      $107,424
Net earnings                      10,166         5,294
Basic earnings per share            1.54          1.18
Diluted earnings per share          1.33          0.91

     The unaudited pro forma consolidated operating results of the Company are not necessarily indicative of the operating results that would have been achieved had the acquisitions been consummated at the beginning of the periods presented, and should not be construed as representative of future operating results.
    The acquisitions of MechTronics and 3dbm described above were accounted for under the purchase method of accounting and, accordingly, the operating results for MechTronics and 3dbm have been included in the Consolidated Statements of Income since the dates of the respective acquisitions. The cost of the acquisitions was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. These acquisitions accounted for approximately $5,004,000 of the Excess of Cost Over Net Assets Acquired at December 31, 1997 and December 31, 1996. Such excess (which will increase for any future contingent payments) is being amortized on the straight-line basis over fifteen years.

NOTE 3. INVENTORIES

Inventories consist of the following:

December 31,                      1997        1996
==================================================
(in thousands)
Raw materials and supplies     $ 7,717     $ 7,173
Work in process                 17,058      14,841
Finished goods                   1,041         631
                               -------------------
                                25,816      22,645
Less progress payments           1,212          50
                               -------------------
   Total                       $24,604     $22,595
                               ===================

    Work in process inventories include amounts under long-term fixed price contracts aggregating $10,500,000 and $7,537,000 at December 31, 1997 and 1996, respectively.

                                                           Ducommun Incorporated


NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                          Range of
                                                         Estimated
December 31,                      1997       1996     Useful Lives
==================================================================
(in thousands)
Land                           $ 4,235    $ 4,235
Buildings & improvements        13,127     12,607     5 - 40 years
Machinery & equipment           38,368     34,613     2 - 20 years
Furniture & equipment            4,995      4,309     2 - 10 years
Construction in progress         2,696      2,626
                               ------------------
                                63,421     58,390
Less accumulated de-
 preciation & amortization      32,827     31,339
                               ------------------
      Total                    $30,594    $27,051
                               ==================

    Depreciation expense was $4,056,000, $3,410,000 and $3,252,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

December 31,                      1997        1996
==================================================
(in thousands)
Accrued compensation           $ 8,228     $ 7,803
Customer deposits                1,181       2,542
Provision for environmental
  costs                          1,663       1,870
Accrued state franchise &
  sales taxes                      288         648
Other                            4,006       4,726
                               -------------------
     Total                     $15,366     $17,589
                               ===================


NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

December 31,                      1997        1996
==================================================
(in thousands)
Bank credit agreement          $   --       $4,000
Term and real estate loans      5,181        5,294
Promissory notes related to
    acquisitions                  622          996
                               -------------------
     Total debt                 5,803       10,290
Less current portion              919        1,117
                               -------------------
     Long-term debt, less
         current portion       $4,884       $9,173
                               ===================

    In 1996, the Company converted $24,263,000 principal amount of its 7.75% convertible subordinated debentures. The Company paid cash of $609,000 for the conversions.
    The Company's bank credit agreement provides for a $40,000,000 unsecured revolving credit line with an expiration date of July 1, 1999. Interest is payable monthly on the outstanding borrowings based on the bank's prime rate (8.50% per annum at December 31, 1997) minus 0.25%. A Eurodollar pricing option is also available to the Company for terms of up to six months at the Eurodollar rate plus a spread based on the leverage ratio of the Company calculated at the end of each fiscal quarter (1.00% at December 31, 1997). At December 31, 1997, the Company had $40,000,000 of unused lines of credit available. The credit agreement includes fixed charge coverage and maximum leverage ratios, and limitations on future dividend payments and outside indebtedness.
    The weighted average interest rate on borrowings outstanding was 7.24% per annum and 7.50% per annum at December 31, 1997 and 1996, respectively.
    The carrying amount of long-term debt approximates fair value based on the terms of the related debt, recent transactions and estimates using interest rates currently available to the Company for debt with similar terms and remaining maturities.
    Aggregate maturities of long-term debt during the next five years are as follows: 1998, $920,000; 1999, $709,000; 2000, $496,000; 2001, $534,000; 2002,
$575,000.

NOTE 7. SHAREHOLDERS' EQUITY

At December 31, 1997 and 1996, no preferred shares were issued or outstanding.

NOTE 8. STOCK OPTIONS
The Company has three stock option or incentive plans. Stock awards may be made to directors, officers and key employees under the stock plans on terms determined by the Compensation Committee of the Board of Directors or, with respect to directors, on terms determined by the Board of Directors. Stock options have been and may be granted to directors, officers and key employees under the stock plans at prices not less than 100% of the market value on the date of grant, and expire not more than ten years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. At December 31, 1997, options for 418,071 shares of common stock were exercisable.
    In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans based on the fair value method prescribed by SFAS 123. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

Year ended December 31,           1997       1996      1995
===========================================================
(in thousands, except per share amounts)
Net Income:
    As reported                $14,297    $10,285    $5,046
    Pro forma                   14,032     10,101     5,036

Earnings per common share:
    As reported:
     Basic                     $ 1.94     $ 1.56     $1.12
     Diluted                     1.81       1.34       .88
    Pro forma:
     Basic                     $ 1.91     $ 1.53     $1.12
     Diluted                     1.77       1.32       .88

    These pro forma amounts may not be representative of future results since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: dividend yields of zero percent; expected monthly volatility of 30.62, 31.75 and 30.83 percent; risk-free interest rates of 6.38, 6.33 and 6.36 percent; and expected life of four years for 1997, 1996 and 1995. The weighted average fair value of options granted during 1997, 1996 and 1995 for which the exercise price equals the market price on the grant date was $7.49, $4.85 and $2.74, respectively.
    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
    At December 31, 1997, 376,351 common shares were available for future grants and 613,858 common shares were reserved for the exercise of options. Option activity during the three years ended December 31, 1997 was as follows:


                                                     Weighted
                                                      Average
                                               Exercise Price
                                    Number of      of Options
                                    of Shares     Outstanding
=============================================================
Outstanding at January 1, 1995        712,075         $ 3.712
    Granted                            49,200           7.904
    Exercised                         (20,125)          3.373
    Forfeited                         (23,625)          4.174
                                      -------
Outstanding at December 31, 1995      717,525         $ 3.995
    Granted                           181,000          14.094
    Exercised                         (43,200)          3.635
    Forfeited                          (3,000)          8.875
                                      -------
Outstanding at December 31, 1996      852,325         $ 6.140
    Granted                            65,000          21.900
    Exercised                        (269,117)          3.838
    Forfeited                         (34,350)         13.235
                                      -------
Outstanding at December 31, 1997      613,858         $ 8.421
                                      =======

--------------------------------------------------------------------------------

    The following table summarizes information concerning currently outstanding and exercisable stock options:

                           Number of            Weighted
            Range of     Outstanding   Average Remaining    Weighted Average         Number    Weighted Average
     Exercise Prices         Options    Contractual Life      Exercise Price    Exercisable      Exercise Price
===============================================================================================================
  $ 1.875 -- $ 4.990         370,658              3.2113             $ 3.932        365,233             $ 3.918
  $ 5.000 -- $ 9.990          20,150              2.5359               7.544         10,075               7.544
  $10.000 -- $14.990         150,050              3.3221              13.275         40,013              13.078
  $15.000 -- $19.990          11,000              3.7947              19.750          2,750              19.750
  $20.000 -- $24.990          62,000              4.0876              21.786             --                  --
                         -----------                                            -----------
               Total         613,858              3.3152             $ 8.421        418,071             $ 4.987
                         ===========                                            ===========

                                                           Ducommun Incorporated


NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has an unfunded supplemental retirement plan that was suspended in 1986, but which continues to cover certain former executives.
     The accumulated benefit obligations under the plan at December 31, 1997 and December 31, 1996 were $658,000 and $688,000, respectively, which are included in accrued liabilities.
    The Company also provides certain health care benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and agree to contribute a portion of the cost. As of December 31, 1997, there were 143 current and retired employees eligible for such benefits. Eligibility for additional employees to become covered by retiree health benefits was terminated in 1988.
    The Company accrues postretirement health care benefits over the period in which active employees become eligible for such benefits. The components of periodic expenses for these postretirement benefits are as follows:

Year ended December 31,                        1997         1996
================================================================
(in thousands)
Service cost                                 $    1       $    1
Interest cost                                    46           49
Amortization of net transition
   obligation                                    84           84
Net amortization and deferral                   (22)           9
                                             -------------------
   Net periodic postretirement
     benefit costs                           $  109       $  143
                                             ===================

    The actuarial liabilities for these postretirement benefits are as follows:

December 31,                                   1997         1996
================================================================
(in thousands)
Accumulated postretirement
  benefit obligation:
     Retirees                                $  442       $  488
     Fully eligible active plan
         participants                           139          131
     Other active plan participants              21           18
                                             -------------------
         Total                                  602          637
Unrecognized net transition obligation         (655)        (740)
Unrecognized net gain                           320          322
                                             -------------------
     Accrued postretirement
         benefit cost                        $  267       $  219
                                             ===================


    The accumulated postretirement benefit obligations at December 31, 1997 and 1996 were determined using an assumed discount rate of 7.00% and 7.50%, respectively. For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease gradually to 5.0% in the year 2006 and remain at that level thereafter over the projected payout period of the benefits.
    A 1% increase in the assumed annual health care cost trend rate would increase the present value of the accumulated postretirement benefit obligation at December 31, 1997 by $1,277, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by $113.
    The Company provides a retirement benefit to the Company's Chairman and former Chief Executive Officer. The components of periodic expenses for this postretirement benefit are as follows:

Year ended December 31,                        1997         1996
================================================================
(in thousands)
Service cost                                 $   --       $  173
Interest cost                                    57           48
Amortization of prior service cost               --           25
                                             -------------------
   Net periodic cost                         $   57       $  246
                                             ===================










    The actuarial liabilities for this postretirement benefit are as follows:

December 31,                                   1997         1996
================================================================
(in thousands)
Accumulated benefit obligation:
   Vested active plan participant            $  836       $  848
Unrecognized net gain (loss)                     43          (26)
                                             -------------------
   Accrued cost                              $  879       $  822
                                             ===================

    The accrued cost under this plan is included in accrued liabilities.

NOTE 10. LEASES
The Company leases certain facilities and equipment for periods ranging from 1 to 10 years. The leases generally are renewable and provide for the payment of property taxes, insurance and other costs relative to the property. Rental expense in 1997, 1996 and 1995, was $4,156,000, $3,890,000, and $3,550,000,
respectively. Future minimum rental payments under operating leases having initial or remaining noncancelable terms in excess of one year and related income from a noncancelable sublease at December 31, 1997 are as follows:

                      Lease       Sublease            Net
                Commitments    Commitments    Commitments
=========================================================
(in thousands)
1998                $ 3,060           $ 56        $ 3,004
1999                  2,723             --          2,723
2000                  2,029             --          2,029
2001                  1,537             --          1,537
2002                  1,169             --          1,169
Thereafter            2,959             --          2,959
                    -------------------------------------
  Total             $13,477           $ 56        $13,421
                    =====================================

NOTE 11. INCOME TAXES

The provision for income tax expense consists of the following:

Year ended December 31,       1997          1996         1995
=============================================================
(in thousands)
Current tax expense:
   Federal                 $ 3,390        $  735       $  210
   State                     1,766         1,291          751
                           ----------------------------------
                             5,156         2,026          961
                           ----------------------------------
Deferred tax expense:
   Federal                   5,171         2,230          845
   State                        29          (216)          89
                           ----------------------------------
                             5,200         2,014          934
                           ----------------------------------
Income tax expense         $10,356        $4,040       $1,895
                           ==================================


    Deferred tax assets (liabilities) consist of the following:

December 31,                                1997         1996
=============================================================
(in thousands)
Federal NOLs                              $  185      $ 5,470
Credit carryforwards                       1,803        1,587
Employment-related reserves                2,170        2,196
Environmental reserves                       565          610
Inventory reserves                         1,582        1,353
Other                                      1,248        1,434
                                          -------------------
                                           7,553       12,650
Depreciation                              (2,561)      (2,459)
                                          -------------------
Net deferred tax assets                   $4,992      $10,191
                                          ===================




















    The principal reasons for the variation from the customary relationship between income taxes and income before taxes are as follows:

Year ended December 31,       1997          1996         1995
=============================================================
(in thousands)
Statutory federal
   income tax rate            35.0%         35.0%         35.0%
State income taxes
   (net of federal benefit)    5.3           5.6           6.2
Goodwill amortization          1.2           2.1           4.5
Benefit of net operating
   loss carryforwards
   and carrybacks               --         (12.3)        (24.4)
Alternative minimum tax         --            --           3.0
Debt conversion                 --           1.4           2.9
Other                           .5          (3.6)           .1
                            ----------------------------------
Effective income tax rate     42.0%         28.2%         27.3%
                            ==================================

    At December 31, 1997, the Company had federal tax net operating loss carryforwards totaling approximately $528,000 which expire in the years 2003 through 2004. At December 31, 1997, the Company had federal tax credits totaling approximately $1,803,000 of which approximately $473,000 expire in the years 1998 through 2003.

NOTE 12. CONTINGENCIES

Ducommun's subsidiary, Aerochem, Inc. ("Aerochem"), is a major supplier of chemical milling services for the aerospace industry. Aerochem has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its El Mirage, California facility (the "Site"). Aerochem expects to spend approximately $1 million for future investigation and corrective action at the Site, and the Company has established a provision for such costs. However, the Company's ultimate liability in connection with the Site will depend upon a number of factors, including changes in existing laws and regulations, and the design and cost of the construction, operation and maintenance of the corrective action.


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

                                                           Ducommun Incorporated


would have a material adverse effect on its consolidated financial position or results of operations.

NOTE 13. MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

The Company provides proprietary products and services to most of the prime aerospace and aircraft manufacturers. As a result, the Company's sales and trade receivables are concentrated principally in the aerospace industry.
    The Company had substantial sales to Boeing, Lockheed Martin and Northrop Grumman. During 1997, 1996 and 1995, sales to Boeing were $36,375,000, $21,907,000 and $14,731,000, respectively; sales to Lockheed Martin were $17,455,000, $13,037,000 and $8,163,000, respectively; and sales to Northrop
Grumman were $6,568,000, $7,843,000 and $9,623,000, respectively. At December 31, 1997, trade receivables from Boeing, Lockheed Martin and Northrop Grumman were $4,079,000, $1,659,000 and $551,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Northrop Grumman are diversified over a number of different commercial, space and military programs.
    In 1997, 1996 and 1995, foreign sales to manufacturers worldwide were $29,978,000, $21,155,000 and $23,497,000, respectively. Canada is the only foreign country in which the Company had sales of 4% or more of total sales, with sales of $7,950,000, $4,906,000 and $4,518,000 in 1997, 1996 and 1995,
respectively.

NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 1997                                             1996
                            --------------------------------------------    --------------------------------------------
Three months ended            Dec 31      Sep 27      Jun 28      Mar 29      Dec 31      Sep 28      Jun 29      Mar 30
========================================================================================================================
(in thousands, except
per share amounts)
Sales and Earnings:

    Net Sales               $ 42,116    $ 40,482    $ 39,384    $ 35,305    $ 35,918    $ 29,778    $ 28,869    $ 23,792
------------------------------------------------------------------------------------------------------------------------
    Gross Profit              12,701      12,761      13,754      11,104      11,469       9,533       9,419       8,204
------------------------------------------------------------------------------------------------------------------------
    Income Before Taxes        7,370       6,401       6,344       4,538       5,627       3,815       3,341       1,542

    Income Tax Expense        (3,098)     (2,686)     (2,664)     (1,908)     (1,605)     (1,068)       (935)       (432)
------------------------------------------------------------------------------------------------------------------------
               Net Income   $  4,272    $  3,715    $  3,680    $  2,630    $  4,022    $  2,747    $  2,406    $  1,110
========================================================================================================================
Earnings Per Share:
    Basic                   $    .57    $    .51    $    .50    $    .36    $    .55    $    .38    $    .37    $    .21
    Diluted                 $    .54    $    .47    $    .46    $    .33    $    .51    $    .35    $    .31    $    .18

    In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The unaudited quarterly data presented above for the first three quarters of 1997 and for 1996 have been restated to comply with the provisions of SFAS 128.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Ducommun Incorporated



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ducommun Incorporated and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE L.L.P.

Los Angeles, California
February 13, 1998