Form 10-K405, Exhibit 13
period 1998-12-31
DUCOMMUN INC /DE/
filed 1999-03-04
CIK 30305

                                                                      EXHIBIT 13



                              DUCOMMUN INCORPORATED
                                  ANNUAL REPORT

The following portions of Ducommun Incorporated and Subsidiaries 1998 Annual Report are incorporated by reference in Items 5, 6, 7, and 8 of this report.

                                                                        Page
                                                                        ----
    Selected Financial Data                                              18

    Quarterly Common Stock Price Information                             18

    Management's Discussion and Analysis of Financial
               Condition and Results of Operations                      19-22

    Consolidated Statements of Income                                    23

    Consolidated Balance Sheets                                          24

    Consolidated Statements of Cash Flows                                25

    Consolidated Statements of Changes in
               Shareholders' Equity                                      26

    Notes to Consolidated Financial Statements                          27-36

    Report of Independent Accountants                                    37

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
DUCOMMUN INCORPORATED

Year ended December 31,                             1998            1997           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net Sales                                      $ 170,772       $ 157,287       $ 118,357      $  91,217      $  61,738
                                               ---------       ---------       ---------      ---------      ---------
Gross Profit as a Percentage of Sales               33.3%           32.0%           32.6%          33.0%          28.8%
                                               ---------       ---------       ---------      ---------      ---------
Operating Income                                  29,795          25,288          15,478         10,511          5,644
                                               ---------       ---------       ---------      ---------      ---------
Operating Income as a Percentage of Sales           17.4%           16.1%           13.1%          11.5%           9.1%
                                               ---------       ---------       ---------      ---------      ---------
Gain on Sale of Subsidiary                         9,249              --              --             --             --
                                               ---------       ---------       ---------      ---------      ---------
Income Before Taxes                               38,919          24,653          14,325          6,941          3,177
Income Tax Expense                               (15,226)        (10,356)         (4,040)        (1,895)          (973)
                                               ---------       ---------       ---------      ---------      ---------
        Net Income                             $  23,693       $  14,297       $  10,285      $   5,046      $   2,204
                                               =========       =========       =========      =========      =========
Earnings Per Share:
        Income Before Gain on Sale of
                Subsidiary                     $    1.51       $    1.20       $     .90      $     .59      $     .32
        Gain on Sale of Subsidiary                   .53              --              --             --             --
                                               ---------       ---------       ---------      ---------      ---------
                Diluted Earnings Per Share     $    2.04       $    1.20       $     .90      $     .59      $     .32
                                               =========       =========       =========      =========      =========

Working Capital                                $  30,793       $  30,182       $  17,286      $  11,247      $   6,710
Total Assets                                     117,204         104,241          95,814         80,974         79,852
Convertible Subordinated Debentures                   --              --              --         24,263         28,000
Long-Term Debt Including Current Portion           6,784           5,803          10,290         12,845         21,913
Total Shareholders' Equity                        83,705          73,703          59,188         24,588         15,783
Cash Dividends Per Share                              --              --              --             --             --


QUARTERLY COMMON STOCK PRICE INFORMATION

                            1998                 1997                  1996
                   --------------------  --------------------  --------------------
                        High        Low       High        Low       High        Low
                   ---------  ---------  ---------  ---------  ---------  ---------
First Quarter      $   23.33  $   19.42  $   16.83  $   13.67  $    9.42  $    6.33
Second Quarter         23.50      18.94      19.59      15.75       9.92       8.59
Third Quarter          20.75      17.19      26.46      18.58      12.25       8.25
Fourth Quarter         18.75      13.13      25.79      19.17      16.25      11.09


The common stock of the Company (DCO) is listed on the New York Stock Exchange. On December 31, 1998, the Company had approximately 647 holders of record of common stock.

Per share amounts have been adjusted for the 3-for-2 stock split in June 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS

In June 1998, the Company acquired the capital stock of American Electronics, Inc. ("AEI") for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high precision actuators, stepper motors, fractional horsepower motors and resolvers principally for commercial and military space applications. The acquisition of AEI was accounted for under the purchase method of accounting, and based on the preliminary allocation of the purchase price, the Company recorded goodwill of $5,628,000. The consolidated statements of income include the operating results for AEI since the date of the acquisition. In June 1996, the Company acquired substantially all of the assets of MechTronics of Arizona, Inc. ("MechTronics") for $8,000,000 in cash and a $750,000 note. MechTronics is a leading manufacturer of mechanical and electromechanical enclosure products for the defense electronics, commercial aviation and communications markets.

        The acquisitions were funded from internally generated cash, notes and other accounts payable to sellers and borrowings under the Company's credit agreement with its bank (see Financial Condition for additional information). These acquisitions strengthened the Company's position in the aerospace industry and added complementary lines of business.

DISPOSITIONS

In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale and an after-tax gain of $6,206,000, or $.53 per diluted share, which was recorded in the third quarter of 1998. The Company sold 3dbm, Inc. because the level of investment required to ensure the long term viability of 3dbm, Inc. in the wireless systems infrastructure business was more than the Company was willing to commit.

RESULTS OF OPERATIONS

1998 Compared to 1997 - Net sales increased 9% to $170,772,000 in 1998. The increase resulted primarily from a broad-based increase in sales in most of the Company's product lines due to outsourcing from prime contractors and first tier subcontractors as well as new contract awards, partially offset by lower commercial and military aftermarket sales. The net effect on sales of the acquisition of AEI and the divestiture of 3dbm in 1998 compared to 1997 was a decrease in sales of approximately $111,000 in 1998. The Company's mix of business was approximately 60% commercial, 29% military and 11% space in 1998. Foreign sales decreased to 17% of sales from 19% in 1997. Canada is the only foreign country in which the Company had sales of 3.5 percent or more of total sales, with sales of $6,173,000 in 1998 and $7,950,000 in 1997.

        The Company had substantial sales to Boeing, Lockheed Martin and Raytheon. During 1998 and 1997, sales to Boeing were $48,334,000 and $36,375,000, respectively; sales to Lockheed Martin were $18,465,000 and $17,455,000, respectively; and sales to Raytheon were $12,596,000 and $9,101,000, respectively. At December 31, 1998, trade receivables from Boeing, Lockheed Martin and Raytheon were $4,352,000, $1,891,000 and $1,752,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Raytheon are diversified over a number of different commercial, space and military programs.

        The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1998, commercial sales increased primarily as a result of increased commercial aircraft build rates and new contract awards. Sales related to commercial business were approximately $102,432,000, or 60% of total sales in 1998.

        Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. The Company's defense business is widely diversified among military manufacturers and programs. Sales related to military programs were approximately $50,231,000, or 29% of total sales in 1998. The C-17 program accounted for approximately $9,846,000 in sales in 1998.

        In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles and satellite programs. Sales related to space programs were approximately $18,109,000, or 11% of total sales in 1998.

        At December 31, 1998, backlog believed to be firm was approximately $138,200,000, compared to $155,700,000 at December 31, 1997. The backlog decrease from December 31, 1997 was due to product shipments in 1998 at a faster rate than new business was awarded to replace it. However, the Company experienced backlog growth principally in the Boeing 737, 777 and C-17 aircraft. Approximately $93,000,000 of the total backlog is expected to be delivered during 1999.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Gross profit, as a percentage of sales, increased to 33.3% in 1998 from 32.0% in 1997. This increase was primarily the result of changes in sales mix and lower production costs.

        Selling, general and administrative expenses, as a percentage of sales, was 15.8% in 1998, compared to 15.9% in 1997.

        Interest expense decreased 80% to $125,000 in 1998 primarily due to higher interest income from invested cash in 1998 compared to 1997, which was offset against interest expense.

        Income tax expense increased to $15,226,000 in 1998, compared to $10,356,000 in 1997. The increase in income tax expense was primarily due to $3,043,000 of income taxes related to the gain on the sale of 3dbm, Inc. and the increase in income before taxes. Cash expended to pay income taxes increased to $9,464,000 in 1998, compared to $4,932,000 in 1997, primarily as a result of taxes paid on the gain on the sale of 3dbm, Inc.

        Net income for 1998 was $23,693,000, or $2.04 diluted earnings per share, compared to $14,297,000, or $1.20 diluted earnings per share, in 1997. Net income for 1998 included an after-tax gain of $6,206,000, or $0.53 per diluted share, on the sale of the capital stock of 3dbm, Inc.

1997 Compared to 1996 - Net sales increased 33% to $157,287,000 in 1997. The increase resulted from a broad-based increase in sales in most of the Company's product lines due to improved industry conditions and new contract awards, as well as sales of $22,003,000 in 1997, compared to $8,414,000 in 1996 from the MechTronics acquisition completed in June 1996. The Company's mix of business was approximately 59% commercial, 31% military and 10% space in 1997. Foreign sales increased to 19% of total sales in 1997 from 18% in 1996. Canada is the only foreign country in which the Company had sales of 4% or more of total sales, with sales of $7,950,000 in 1997 and $4,906,000 in 1996.

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

        During 1997, commercial sales increased primarily as a result of commercial aircraft build rates, new contract awards and increased airline seat refurbishment projects, as well as sales from the MechTronics acquisition. During 1997, military sales increased primarily as a result of new contract awards, as well as sales from the MechTronics acquisition. Sales related to space programs were approximately $14,821,000, or 10% of total sales in 1997.

        At December 31, 1997, backlog believed to be firm was approximately $155,700,000, compared to $134,500,000 at December 31, 1996. Backlog growth has been concentrated principally in the Boeing 737, 777 and C-17 aircraft.

        Gross profit, as a percentage of sales, decreased to 32.0% in 1997 from 32.6% in 1996. This decrease was primarily the result of change in sales mix. The decrease was partially offset by economies of scale resulting from sales increases.

        Selling, general and administrative expenses, as a percentage of sales, decreased to 15.9%, compared to 19.6% in 1996. The decrease was primarily the result of higher sales volume partially offset by an increase in related period costs.

        Interest expense decreased approximately 45% to $635,000 in 1997 primarily due to the conversion of $24,263,000 of convertible subordinated debentures that were outstanding during the first half of 1996 and lower debt levels.

        Income tax expense increased to $10,356,000 in 1997, compared to $4,040,000 for 1996. The increase in income tax expense was primarily due to the increase in income before taxes and an effective tax rate of 42% in 1997, compared to 28% in 1996. From a cash flow perspective, however, the Company continued to use its federal net operating loss carryforwards to offset taxable income. Cash expended to pay income taxes was $4,932,000 in 1997, compared to $1,759,000 in 1996. At December 31, 1997, the Company had federal tax NOLs totaling approximately $528,000.

        Net income for 1997 was $14,297,000, or $1.20 diluted earnings per share, compared to $10,285,000, or $.90 diluted earnings per share, in 1996.

DUCOMMUN INCORPORATED

FINANCIAL CONDITION

Liquidity and Capital Resources - Cash flow from operating activities for 1998 was $25,172,000, compared to $13,483,000 in 1997. The increase in cash flow from operating activities resulted principally from an increase in income before the gain on the sale of 3dbm, Inc., a decrease in inventories and a reduction in prepaid income taxes. During 1998, the Company spent $11,827,000 on capital expenditures, $8,165,000 to purchase AEI, $14,652,000 to repurchase shares of the Company's common stock and repaid $919,000 of principal on its outstanding bank borrowings, promissory notes, term and commercial real estate loans.

        In June 1998, the Company acquired the capital stock of AEI for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high precision actuators, stepper motors, fractional horsepower motors and resolvers principally for commercial and military space applications. The acquisition was funded from internally generated cash, notes and other accounts payable to sellers and borrowings under the Company's credit agreement with its bank. The acquisition is expected to strengthen the Company's position in the aerospace industry and add complementary lines of business.

        In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc., for $17,250,000 in cash. The transaction resulted in an after-tax gain of $6,206,000, or $.53 per diluted share. The proceeds from this transaction will be used for general corporate purposes, including acquisitions and common stock repurchases. The Company sold 3dbm, Inc. because the level of investment required to ensure the long-term viability of 3dbm, Inc. in the wireless systems infrastructure business was more than the Company was willing to commit.

        The Company's bank credit agreement provides for a $40,000,000 unsecured revolving credit line with an expiration date of July 1, 2001. At December 31, 1998, the Company had $40,000,000 of unused lines of credit available.

        The Company continues to depend on operating cash flow and the availability of its bank line of credit to provide short-term liquidity. Cash from operations and bank borrowing capacity are expected to provide sufficient liquidity to meet the Company's obligations during 1999.

        Aggregate maturities of long-term debt during the next five years are as follows: 1999, $1,434,000; 2000, $996,000; 2001, $909,000; 2002, $875,000; 2003,
$560,000.

        The Company expects to spend less than $15,000,000 for capital expenditures in 1999. The Company plans to continue to seek attractive acquisition opportunities and to make substantial capital expenditures for manufacturing equipment and facilities to support long-term aerospace structure contracts for both commercial and military aircraft and space programs. These expenditures are expected to place the Company in a favorable competitive position among aerospace subcontractors, and to allow the Company to take advantage of the off-load requirements from its customers.

        The Company declared a three-for-two stock split of the Company's common stock in the form of a stock dividend, which was effected on June 10, 1998 to shareholders of record as of May 20, 1998.

        In July 1998, the Company's Board of Directors authorized the repurchase of up to $15,000,000 of its common stock. Repurchases were made from time to time on the open market at prevailing prices. As of December 31, 1998, the Company had repurchased 931,762 shares of its common stock in the open market for a total of approximately $14,652,000, or an average price of $15.73 per share. In January 1999, the Company's Board of Directors extended the Company's stock repurchase program and authorized the repurchase of up to an additional $15,000,000 of its common stock.

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

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

FUTURE ACCOUNTING REQUIREMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 will become effective for the Company in 2000. The adoption of SFAS 133 is not expected to have a material effect on the Company's financial position, results of operations or cash flow.

YEAR 2000

The Company has commenced, for its systems, a Year 2000 date conversion project to address necessary code changes, testing, and implementation. Critical systems have been inventoried and assessed for Year 2000 compliance and the Company is in the process of testing and planning for contingencies. Project completion is planned for mid-1999 at a cost that is not expected to exceed $200,000. The Company expects its Year 2000 date conversion project to be completed on a timely basis. The Company is also evaluating both its products and its machinery and equipment against Year 2000 concerns. As a result of these ongoing evaluations, the Company is not currently aware of any significant exposure to contingencies related to the Year 2000 issue as a result of its information systems software, products, or machinery and equipment. The Company anticipates that by mid-1999, all planned evaluation and testing of material internal software applications, operating systems, products and machinery and equipment will be completed without any material expenditures or other material diversions of resources. The Company is currently working with third parties with which it has a material relationship to attempt to determine their preparedness with respect to Year 2000 issues and to analyze the risk to the Company in the event any such third parties experience significant business interruptions as a result of Year 2000 noncompliance. The Company expects to complete this review and analysis and to determine the need for contingency planning in this regard by mid-1999. However, there can be no assurance that the systems of the Company, or of other companies on which the Company's business or systems rely, will be Year 2000 compliant in a timely manner or that any failure to be Year 2000 compliant would not have an adverse effect on the Company's business or systems. Maintenance or modification costs will be expensed as incurred, while the cost of new software will be capitalized and amortized over the software's useful life.

FORWARD LOOKING STATEMENT AND RISK FACTORS

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

CONSOLIDATED STATEMENTS OF INCOME                          DUCOMMUN INCORPORATED

YEAR ENDED DECEMBER 31,                                       1998           1997           1996
                                                         ---------      ---------      ---------
(In thousands, except per share amounts)
Net Sales                                                $ 170,772      $ 157,287      $ 118,357
Operating Costs and Expenses:
        Cost of goods sold                                 113,929        106,967         79,732
        Selling, general and administrative expenses        27,048         25,032         23,147
                                                         ---------      ---------      ---------
                Total Operating Costs and Expenses         140,977        131,999        102,879
                                                         ---------      ---------      ---------
Operating Income                                            29,795         25,288         15,478
Interest Expense                                              (125)          (635)        (1,153)
Gain on Sale of Subsidiary                                   9,249             --             --
                                                         ---------      ---------      ---------
Income Before Taxes                                         38,919         24,653         14,325
Income Tax Expense                                         (15,226)       (10,356)        (4,040)
                                                         ---------      ---------      ---------
                Net Income                               $  23,693      $  14,297      $  10,285
                                                         =========      =========      =========
Earnings Per Share:
                Basic earnings per share                 $    2.13      $    1.30      $    1.04
                Diluted earnings per share                    2.04           1.20            .90


Per share amounts have been adjusted for the 3-for-2 stock split in June 1998.

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                               DUCOMMUN INCORPORATED

DECEMBER 31,                                                             1998           1997
--------------------------------------------------------------------------------------------
(In thousands, except share data)
ASSETS
Current Assets:
        Cash and cash equivalents                                   $   9,066      $   2,156
        Accounts receivable (less allowance for doubtful
           accounts of $125 and $359)                                  19,680         19,189
        Inventories (Note 3)                                           19,495         24,604
        Deferred income taxes (Note 11)                                 4,449          4,612
        Prepaid income taxes                                            1,283          2,877
        Other current assets                                            2,437          2,053
                                                                    ---------      ---------
                Total Current Assets                                   56,410         55,491
Property and Equipment, Net (Note 4)                                   41,145         30,594
Excess of Cost Over Net Assets Acquired (Net of Accumulated
        Amortization of $5,468 and $4,832)                             18,974         16,907
Other Assets                                                              675          1,249
                                                                    ---------      ---------
                                                                    $ 117,204      $ 104,241
                                                                    =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:

        Current portion of long-term debt (Note 6)                  $   1,434      $     919
        Accounts payable                                                7,445          9,024
        Accrued liabilities (Note 5)                                   16,738         15,366
                                                                    ---------      ---------
                Total Current Liabilities                              25,617         25,309
Long-Term Debt, Less Current Portion (Note 6)                           5,350          4,884
Deferred Income Taxes (Note 11)                                         1,714             --
Other Long-Term Liabilities                                               818            345
                                                                    ---------      ---------
                Total Liabilities                                      33,499         30,538
                                                                    =========      =========
Commitments and Contingencies (Notes 2, 10 and 12)
Shareholders' Equity (Note 7):

        Common stock -- $.01 par value; authorized 35,000,000
                shares; issued 11,345,255 shares
                in 1998 and 7,454,198 in 1997                             113             74
        Additional paid-in capital                                     60,419         59,497
        Retained earnings                                              37,825         14,132
        Less common stock held in treasury -- 931,762 shares          (14,652)            --
                                                                    ---------      ---------
                Total Shareholders' Equity                             83,705         73,703
                                                                    ---------      ---------
                                                                    $ 117,204      $ 104,241
                                                                    =========      =========




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                      DUCOMMUN INCORPORATED

YEAR ENDED DECEMBER 31,                                                   1998          1997            1996
------------------------------------------------------------------------------------------------------------
(In thousands)
Cash Flows from Operating Activities:
Net Income                                                            $ 23,693      $ 14,297        $ 10,285
Adjustments to Reconcile Net Income to Cash Provided
        by Operating Activities:

                Depreciation and amortization                            5,868         5,340           4,473
                Deferred income tax provision                            1,783         5,200           2,014
                Gain on sale of subsidiary                              (9,249)           --              --
Change in Assets and Liabilities, Net of Effects
        From Acquisitions and Disposition:

                Accounts receivable                                     (1,798)       (4,467)          1,826
                Inventories                                              4,313        (2,009)         (4,105)
                Prepaid income taxes                                     1,594        (2,877)             --
                Other assets                                              (613)         (429)           (636)
                Accounts payable                                        (1,064)          681           2,310
                Accrued and other liabilities                              645        (2,253)          1,880
                                                                      --------      --------        --------
                        Net Cash Provided by Operating Activities       25,172        13,483          18,047
                                                                      --------      --------        --------

Cash Flows from Investing Activities:

Purchase of Property and Equipment                                     (11,827)       (7,629)         (6,691)
Acquisition of Businesses                                               (8,165)           --          (8,000)
Proceeds from Sale of Subsidiary                                        17,250            --              --
Cash Payments Related to Sale of Subsidiary                             (1,143)           --              --
Proceeds from Sale of Assets                                               233            --              --
                                                                      --------      --------        --------
                        Net Cash Used in Investing Activities           (3,652)       (7,629)        (14,691)
                                                                      --------      --------        --------
Cash Flows from Financing Activities:

Net Repayment of Long-Term Debt                                           (919)       (4,487)         (2,555)
Purchase of Common Stock for Treasury                                  (14,652)           --              --
Other                                                                      961           218            (601)
                                                                      --------      --------        --------
                        Net Cash Used in Financing Activities          (14,610)       (4,269)         (3,156)
                                                                      --------      --------        --------
Net Increase in Cash and Cash Equivalents                                6,910         1,585             200
Cash and Cash Equivalents, Beginning of Year                             2,156           571             371
                                                                      --------      --------        --------
Cash and Cash Equivalents, End of Year                                $  9,066      $  2,156        $    571
                                                                      ========      ========        ========

Supplemental Disclosures of Cash Flow Information:
Interest Expense Paid                                                 $    401      $    720        $  1,553
Income Taxes Paid                                                     $  9,464      $  4,932        $  1,759

Supplemental Information for Noncash Investing and Financing Activities:

See Note 2 for non-cash investing activities related to the acquisition of businesses.

During 1996, the Company issued 2,417,205 new shares of common stock upon conversion of $24,263,000 of its outstanding 7.75% convertible subordinated debentures.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
DUCOMMUN INCORPORATED

                                                                                   Additional    Retained                      Total
                                                                Shares      Common    Paid-In    Earnings     Treasury Shareholders'
                                                           Outstanding       Stock    Capital   (Deficit)        Stock        Equity
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share data
Balance at January 1, 1996                                   4,852,281     $    49    $34,989    $(10,450)   $     --      $ 24,588
        Stock options exercised                                 43,200          --        156          --          --           156
        Stock repurchased related to the
                exercise of stock options                      (11,258)         --       (147)         --          --          (147)
           Common stock issued upon conversion
                of outstanding 7.75% convertible
                subordinated debentures                      2,417,205          24     24,100          --          --        24,124
        Income tax benefit related to the
                exercise of nonqualified stock options              --          --        182          --          --           182
        Net Income                                                  --          --         --      10,285          --        10,285
                                                             ---------     -------    -------    --------    --------     ----------
Balance at December 31, 1996                                 7,301,428          73     59,280        (165)         --        59,188
        Stock options exercised                                269,117           3      1,030          --          --         1,033
        Stock repurchased related to the
                exercise of stock options                     (116,347)         (2)    (4,134)         --          --        (4,136)
        Income tax benefit related to the
                exercise of nonqualified stock options              --          --      3,321          --          --         3,321
        Net Income                                                  --          --         --      14,297          --        14,297
                                                             ---------     -------    -------    --------    --------     ----------
Balance at December 31, 1997                                 7,454,198          74     59,497      14,132          --        73,703
        Stock options exercised                                198,550           2        981          --          --           983
        Stock repurchased related to the
                exercise of stock options                      (55,562)         --     (1,397)         --          --        (1,397)
        Income tax benefit related to the
                exercise of nonqualified stock options              --          --      1,375          --          --         1,375
        Adjustment for stock split                           3,748,069          37        (37)         --          --            --
        Common stock held in treasury                         (931,762)         --         --          --     (14,652)      (14,652)
        Net Income                                                  --          --         --      23,693          --        23,693
                                                             ---------     -------    -------    --------    --------     ----------
Balance at December 31, 1998                                10,413,493     $   113    $60,419    $ 37,825    $(14,652)    $  83,705
                                                            ==========     =======    =======    ========    ========     =========


See accompanying notes to consolidated financial statements.

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

Revenue Recognition: Revenue, including sales under fixed price contracts, is recognized upon shipment of products or when title passes based on the terms of sale. The effects of revisions in contract value or estimated costs of completion are recognized over the remaining terms of the agreement. Provisions for estimated losses on contracts are recorded in the period identified.

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

Environmental Liabilities: Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable, and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

Earnings Per Share: Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding in each year. Diluted earnings per share is computed by dividing income available to common stockholders plus income associated with dilutive securities by the weighted average number of common shares outstanding plus any potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock in each year. In 1998, 1997 and 1996, income available to common stockholders was $23,693,000, $14,297,000 and $10,285,000, respectively, and income associated with dilutive securities was $0, $0 and $222,000, respectively. In 1998, 1997 and 1996, the weighted average number of common shares outstanding was 11,149,000, 11,037,000 and 9,892,000, the dilutive shares associated with stock options were 469,000, 829,000 and 771,000, and the dilutive shares associated with the outstanding 7.75% convertible subordinated debentures were 0, 0 and 1,067,000, respectively.

Stock-Based Compensation: Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the closing market price of the stock on the date of grant over the exercise price of the option. The Company has not issued any stock options with an exercise price less than the closing market price of the stock on the date of grant.

Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"("SFAS 130"). SFAS 130 was effective for the Company during 1998. This statement divides comprehensive income into net income and other comprehensive income. The Company has no items of other comprehensive income in any period presented and is consequently not required to report comprehensive income.

Use of Estimates: Certain amounts and disclosures included in the consolidated financial statements required management to make estimates which could differ from actual results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. ACQUISITIONS AND DISPOSITION

In June 1998, the Company acquired the capital stock of American Electronics, Inc. ("AEI") for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high-precision actuators, stepper motors, fractional horsepower motors and resolvers principally for commercial and military space applications. In June 1996, the Company acquired substantially all of the assets of MechTronics of Arizona, Inc. ("MechTronics") for $8,000,000 in cash and a $750,000 note. The Company may be required to make additional payments through 1999, based on the future financial performance of the business of MechTronics. MechTronics is a leading manufacturer of mechanical and electromechanical enclosure products for the defense electronics, commercial aviation and communications markets.

        The acquisitions of AEI and MechTronics were accounted for under the purchase method of accounting and, accordingly, the operating results for AEI and MechTronics have been included in the consolidated statements of income since the dates of the respective acquisitions. The cost of the acquisitions was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. These acquisitions accounted for approximately $7,705,000, $1,827,000 and $1,827,000 of the excess of cost over net assets acquired at December 31, 1998, December 31, 1997 and December 31, 1996. Such excess (which will increase for any future contingent payments) is being amortized on a straight-line basis over fifteen years.

        The following table presents unaudited pro forma consolidated operating results for the Company for the year ended December 31, 1996, as if the MechTronics acquisition had occurred as of the beginning of the periods presented. Pro forma results for 1998, assuming the acquisition of AEI at the beginning of the period, would not have been materially different from the Company's historical results for the period presented.

                                                   1996
-------------------------------------------------------
(In thousands, except per share amounts)     (Unaudited)
Net sales                                   $   125,762
Net earnings                                     10,166
Basic earnings per share                           1.03
Diluted earnings per share                          .89


        The unaudited pro forma consolidated operating results of the Company are not necessarily indicative of the operating results that would have been achieved had the MechTronics acquisition been consummated at the beginning of the period presented, and should not be construed as representative of future operating results.

        In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale and an after-tax gain of $6,206,000, or $.53 per diluted share, which was recorded in the third quarter of 1998.

                                                           DUCOMMUN INCORPORATED

NOTE 3. INVENTORIES

Inventories consist of the following:

DECEMBER 31,                      1998         1997
---------------------------------------------------
(In thousands)
Raw materials and supplies     $ 7,081     $ 7,717
Work in process                 12,630      17,058
Finished goods                     820       1,041
                               -------     -------
                                20,531      25,816

Less progress payments           1,036       1,212
                               -------     -------
        Total                  $19,495     $24,604
                               =======     =======

        Work in process inventories include amounts under long-term fixed price contracts aggregating $7,171,000 and $10,500,000 at December 31, 1998 and 1997, respectively.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                              Range of
                                                                             Estimated
DECEMBER 31,                                        1998        1997      Useful Lives
---------------------------------------------------------------------------------------
(In thousands)
Land                                               $ 9,560     $ 4,235
Buildings and improvements                          14,733      13,127     5 - 40 Years
Machinery and equipment                             43,130      38,368     2 - 20 Years
Furniture and equipment                              6,256       4,995     2 - 10 Years
Construction in progress                             2,931       2,696
                                                   -------     -------
                                                    76,610      63,421
Less accumulated depreciation and amortization      35,465      32,827
                                                   -------     -------
        Total                                      $41,145     $30,594
                                                   =======     =======

        Depreciation expense was $4,423,000, $4,056,000 and $3,410,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

DECEMBER 31,                                 1998        1997
-------------------------------------------------------------
(In thousands)
Accrued compensation                      $ 8,357     $ 8,228
Provision for environmental costs           2,135       1,663
Customer deposits                             534       1,181
Accrued state franchise and sales tax         462         288
Other                                       5,250       4,006
                                          -------     -------
        Total                             $16,738     $15,366
                                          =======     =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

DECEMBER 31,                                       1998       1997
------------------------------------------------------------------
(In thousands)
Bank credit agreement                            $   --     $   --
Term and real estate loans                        4,635      5,181
Notes and other liabilities for acquisitions      2,149        622
                                                 ------     ------
        Total debt                                6,784      5,803
Less current portion                              1,434        919
                                                 ------     ------
        Total long-term debt                     $5,350     $4,884
                                                 ======     ======

        The Company's bank credit agreement provides for a $40,000,000 unsecured revolving credit line with an expiration date of July 1, 2001. Interest is payable monthly on the outstanding borrowings based on the bank's prime rate (7.75% at December 31, 1998) minus 0.25%. A Eurodollar pricing option is also available to the Company for terms of up to six months at the Eurodollar rate plus a spread based on the leverage ratio of the Company calculated at the end of each fiscal quarter (1.00% at December 31, 1998). At December 31, 1998, the Company had $40,000,000 of unused lines of credit available. The credit agreement includes fixed charge coverage and maximum leverage ratios, unused commitment fee, and limitations on future dividend payments and outside indebtedness.

        The weighted average interest rate on borrowings outstanding was 6.73% and 7.24% at December 31, 1998 and 1997, respectively.

        The carrying amount of long-term debt approximates fair value based on the terms of the related debt, recent transactions and estimates using interest rates currently available to the Company for debt with similar terms and remaining maturities.

        Aggregate maturities of long-term debt during the next five years are as follows: 1999, $1,434,000; 2000, $996,000; 2001, $909,000; 2002, $875,000; 2003,
$560,000.

NOTE 7. SHAREHOLDERS' EQUITY

At December 31, 1998 and 1997, no preferred shares were issued or outstanding.

        In May 1998, the shareholders of the Company authorized the amendment of its Certificate of Incorporation to increase the Company's authorized common stock from 12,500,000 shares to 35,000,000 shares.

        The Company effected a three-for-two stock split of the Company's common stock in the form of a stock dividend, which was paid on June 10, 1998 to shareholders of record as of May 20, 1998, and is reflected in all references to the number of common shares and per share amounts in this report. Average shares outstanding for 1998, 1997 and 1996, after adjusting for the stock split, were 11,149,000, 11,037,000 and 9,892,000, respectively.

        In July 1998, the Board of Directors authorized the repurchase of up to $15,000,000 of its common stock. As of December 31, 1998, the Company had repurchased 931,762 shares of common stock in the open market for a total of approximately $14,652,000, or an average price of $15.73 per share.

                                                           DUCOMMUN INCORPORATED

NOTE 8. STOCK OPTIONS

The Company has three stock option or incentive plans. Stock awards may be made to directors, officers and key employees under the stock plans on terms determined by the Compensation Committee of the Board of Directors or, with respect to directors, on terms determined by the Board of Directors. Stock options have been and may be granted to directors, officers and key employees under the stock plans at prices not less than 100% of the market value on the date of grant, and expire not more than ten years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. At December 31, 1998, options for 533,713 shares of common stock were exercisable.

        The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans based on the fair value method prescribed by SFAS 123. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

YEAR ENDED DECEMBER 31,              1998           1997           1996
-----------------------------------------------------------------------
(In thousands, except per share amounts)
Net Income:
        As reported            $   23,693     $   14,297     $   10,285
        Pro forma                  23,150         14,032         10,101

Earnings per common share:
        As reported:
                Basic          $     2.13      $    1.30      $    1.04
                Diluted              2.04           1.20            .90
        Pro forma:
                Basic          $     2.08      $    1.27      $    1.02
                Diluted              1.99           1.18            .88

        These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: dividend yields of zero percent; expected monthly volatility of 29.17, 30.62 and 31.75 percent; risk-free interest rates of 5.53, 6.38 and 6.33 percent; and expected option life of four years for 1998, 1997 and 1996. The weighted average fair value of options granted during 1998, 1997 and 1996, for which the exercise price equals the market price on the grant date, was $10.02, $4.99 and $3.23, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        At December 31, 1998, 372,702 common shares were available for future grants and 880,525 common shares were reserved for the exercise of options. Option activity during the three years ended December 31, 1998 was as follows:

                                                      Weighted Average
                                        Number        Exercise Price of
                                      Of Shares      Options Outstanding
------------------------------------------------------------------------
Outstanding at January 1, 1996        1,076,288             $ 2.663
                Granted                 271,500               9.396
                Exercised               (64,800)              2.423
                Forfeited                (4,500)              5.917
                                      ---------
Outstanding at December 31, 1996      1,278,488               4.093
                Granted                  97,500              14.600
                Exercised              (403,676)              2.559
                Forfeited               (51,525)              8.823
                                      ---------
Outstanding at December 31, 1997        920,787               5.614
                Granted                 206,450              21.283
                Exercised              (232,088)              4.237
                Forfeited               (14,624)             17.177
                                      ---------
Outstanding at December 31, 1998        880,525             $ 9.479
                                      =========

        The following table summarizes information concerning currently outstanding and exercisable stock options:

                                             Weighted
                                              Average   Weighted                Weighted
                                Number of   Remaining    Average                 Average
Range of                      Outstanding Contractual   Exercise        Number  Exercise
Exercise Prices                   Options        Life      Price   Exercisable     Price
----------------------------------------------------------------------------------------
$ 1.250 - $ 2.999                 254,375        2.34    $ 2.470       254,375   $ 2.470
$ 3.000 - $ 4.999                 148,350        2.64      3.118       148,163     3.116
$ 5.000 - $ 7.999                  15,000        1.92      6.750        11,250     6.750
$ 8.000 - $11.999                 163,350        2.33      9.083        81,675     9.083
$12.000 - $17.999                 100,500        3.04     14.289        38,250    14.698
$18.000 - $23.210                 198,950        4.12     21.284            --
                                  -------                              -------
        Total                     880,525        2.86    $ 9.479       533,713   $ 4.628
                                  =======                              =======

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has an unfunded supplemental retirement plan that was suspended in 1986, but which continues to cover certain former executives. The accumulated benefit obligations under the plan at December 31, 1998 and December 31, 1997 were $638,000 and $658,000, respectively, which are included in accrued liabilities.

        The Company provides certain health care benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and agree to contribute a portion of the cost. As of December 31, 1998, there were 139 current and retired employees eligible for such benefits. Eligibility for additional employees to become covered by retiree health benefits was terminated in 1988. The Company accrues postretirement health care benefits over the period in which active employees become eligible for such benefits. The accrued postretirement benefit cost under these plans is included in accrued liabilities.

        The components of net periodic postretirement benefits cost for these plans are as follows:

YEAR ENDED DECEMBER 31,                              1998       1997
---------------------------------------------------------------------
(In thousands)
Service cost                                         $   1      $   1
Interest cost                                           92        103
Amortization of net transition obligation               84         84
Amortization of actuarial gain                         (22)       (22)
                                                     -----      -----
        Net periodic postretirement benefit cost     $ 155      $ 166
                                                     =====      =====

        The actuarial liabilities for these postretirement benefits are as follows:

DECEMBER 31,                                 1998        1997
---------------------------------------------------------------
(In thousands)
Beginning obligation (January 1)           $ 1,481      $ 1,485
        Service cost                             1            1
        Interest cost                           92          103
        Actuarial gain                        (103)         (68)
        Benefits paid                          (73)         (83)
                                           -------      -------
Benefit obligation (December 31)             1,398        1,438
Unrecognized net transition obligation        (571)        (655)
Unrecognized prior service cost                 --           --
Unrecognized net gain                          402          363
                                           -------      -------
Accrued benefit cost                       $ 1,229      $ 1,146
                                           =======      =======

        The accumulated postretirement benefit obligations at December 31, 1998 and 1997 were determined using an assumed discount rate of 6.75% and 7.00%, respectively. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999; the rate was assumed to decrease gradually to 4.75% in the year 2009 and remain at that level thereafter over the projected payout period of the benefits.

        A 1% increase in the assumed annual health care cost trend rate would increase the present value of the accumulated postretirement benefit obligation at December 31, 1998 by $500, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.

NOTES TO CONSOLIDATED FINANCIAL SERVICES

NOTE 10. LEASES

The Company leases certain facilities and equipment for periods ranging from 1 to 8 years. The leases generally are renewable and provide for the payment of property taxes, insurance and other costs relative to the property. Rental expense in 1998, 1997 and 1996, was $3,483,000, $4,156,000 and $3,890,000,
respectively. Future minimum rental payments under operating leases having initial or remaining noncancelable terms in excess of one year at December 31, 1998 are as follows:

                                                 Lease
                                           Commitments
------------------------------------------------------
(In thousands)
1999                                            $2,848
2000                                             2,339
2001                                             1,730
2002                                             1,191
2003                                               655
Thereafter                                       1,219
                                                ------
        Total                                   $9,982
                                                ======


NOTE 11. INCOME TAXES

The provision for income tax expense consists of the following:

YEAR ENDED DECEMBER 31,      1998        1997       1996
---------------------------------------------------------
(In thousands)
Current tax expense:
        Federal           $11,355     $ 3,390     $  735
        State               2,088       1,766      1,291
                          -------     -------     ------
                           13,443       5,156      2,026
                          -------     -------     ------
Deferred tax expense:

        Federal             1,747       5,171      2,230
        State                  36          29       (216)
                          -------     -------     ------
                            1,783       5,200      2,014
                          -------     -------     ------
Income Tax Expense        $15,226     $10,356     $4,040
                          =======     =======     ======

                                                           DUCOMMUN INCORPORATED

        Deferred tax assets (liabilities) are comprised of the following:

December 31,                       1998          1997
-----------------------------------------------------
(In thousands)
Federal NOLs                     $   --      $   185
Credit carryforwards                 --        1,803
Employment-related reserves       2,077        2,170
Environmental reserves              751          565
Inventory reserves                1,289        1,582
Other                             1,351        1,248
                                -------      -------
                                  5,468        7,553

Depreciation                     (2,733)      (2,561)
                                -------      -------
Net deferred tax assets         $ 2,735      $ 4,992
                                =======      =======


        The principal reasons for the variation from the customary relationship between income taxes and income from continuing operations before income taxes are as follows:

Year ended December 31,                                            1998         1997        1996
------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                  35.0%        35.0%       35.0%
State income taxes (net of federal benefit)                         4.1          5.3         5.6
Goodwill amortization                                                .5          1.2         2.1
Benefit of net operating loss carryforwards and carrybacks         --           --         (12.3)
Debt conversion                                                    --           --           1.4
Other                                                               (.5)          .5        (3.6)
                                                                   ----         ----        ----
Effective Income Tax Rate                                          39.1%        42.0%       28.2%
                                                                   ====         ====        ====


        During 1998, the Company utilized its remaining federal tax net operating loss carryforwards and its federal tax credit carryforwards.

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

        The Company had substantial sales to Boeing, Lockheed Martin and Raytheon. During 1998, 1997 and 1996, sales to Boeing were $48,334,000, $36,375,000 and $21,907,000, respectively; sales to Lockheed Martin were $18,465,000, $17,455,000 and $13,037,000, respectively; and sales to Raytheon were $12,596,000, $9,101,000 and $3,514,000, respectively. At December 31, 1998, trade receivables from Boeing, Lockheed Martin and Raytheon were $4,352,000, $1,891,000 and $1,752,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Raytheon are diversified over a number of different commercial, space and military programs.

        In 1998, 1997 and 1996, foreign sales to manufacturers worldwide were $29,007,000, $29,978,000 and $21,155,000, respectively. Canada is the only country in which the Company had sales of 3.5% or more of total sales, with sales of $6,173,000, $7,950,000 and $4,906,000 in 1998, 1997 and 1996,
respectively. The amounts of revenue, profitability and identifiable assets attributed to foreign operations are not material when compared with revenue, profitability and identifiable assets attributed to United States domestic operations during 1998, 1997 and 1996.

NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  1998                                                   1997
                           -----------------------------------------------         -------------------------------------------------
Three months ended         Dec 31         Oct 3         Jul 4        Apr 4         Dec 31       Sep 27         Jun 28         Mar 29
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Sales and Earnings
Net Sales                $ 40,484      $ 41,273      $ 45,754      $ 43,261      $ 42,116      $ 40,482      $ 39,384      $ 35,305
                         --------      --------      --------      --------      --------      --------      --------      --------
Gross Profit               13,591        13,488        15,980        13,784        12,701        12,761        13,754        11,104
                         --------      --------      --------      --------      --------      --------      --------      --------
Gain on Sale of
 Subsidiary                    --         9,249            --            --            --            --            --            --
                         --------      --------      --------      --------      --------      --------      --------      --------
Income Before Taxes         7,783        16,561         8,572         6,003         7,370         6,401         6,344         4,538
Income Tax Expense         (3,209)       (6,041)       (3,515)       (2,461)       (3,098)       (2,686)       (2,664)       (1,908)
                         --------      --------      --------      --------      --------      --------      --------      --------
        Net Income       $  4,574      $ 10,520      $  5,057      $  3,542      $  4,272      $  3,715      $  3,680      $  2,630
                         ========      ========      ========      ========      ========      ========      ========      ========
Earnings Per Share:
        Basic            $    .42      $    .94      $    .45      $    .32      $    .38      $    .34      $    .34      $    .24
        Diluted              $.40      $    .90      $    .43      $    .30      $    .36      $    .31      $    .31      $    .22

In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The unaudited quarterly data presented above for the first three quarters of 1997 have been restated to comply with the provisions of SFAS 128.

Per share amounts have been adjusted for the 3-for-2 stock split in June 1998.

                                               REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Ducommun Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ducommun Incorporated and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
February 12, 1999