Form 10-K, Exhibit 13
period 1999-12-31
DUCOMMUN INC /DE/
filed 2000-02-25
CIK 30305

                                                                      EXHIBIT 13


                              DUCOMMUN INCORPORATED
                                  ANNUAL REPORT

The following portions of Ducommun Incorporated and Subsidiaries 1999 Annual Report are incorporated by reference in Items 5, 6, 7, and 8 of this report.

                                                                        Page
                                                                        ----
    Selected Financial Data                                              12
    Quarterly Common Stock Price Information                             12
    Management's Discussion and Analysis of Financial
               Condition and Results of Operations                    13-16
    Consolidated Statements of Income                                    17
    Consolidated Balance Sheets                                          18
    Consolidated Statements of Cash Flows                                19
    Consolidated Statements of Changes in
               Shareholders' Equity                                      20
    Notes to Consolidated Financial Statements                        21-26
    Report of Independent Accountants                                    27

SELECTED FINANCIAL DATA                                    Ducommun Incorporated


YEAR ENDED DECEMBER 31,                            1999           1998           1997          1996         1995
----------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

Net Sales                                     $ 146,054      $ 170,772      $ 157,287     $ 118,357      $91,217
                                              ------------------------------------------------------------------
Gross Profit as a Percentage of Sales              31.7%          33.3%          32.0%         32.6%        33.0%
                                              ------------------------------------------------------------------
Operating Income                                 22,502         29,795         25,288        15,478       10,511
                                              ------------------------------------------------------------------
Operating Income as a Percentage of Sales          15.4%          17.4%          16.1%         13.1%        11.5%
                                              ------------------------------------------------------------------
Gain on Sale of Subsidiary                           --          9,249             --            --           --
                                              ------------------------------------------------------------------
Income Before Taxes                              21,892         38,919         24,653        14,325        6,941

Income Tax Expense                               (8,448)       (15,226)       (10,356)       (4,040)      (1,895)
                                              ------------------------------------------------------------------
  Net Income                                  $  13,444      $  23,693      $  14,297     $  10,285      $ 5,046
                                              ------------------------------------------------------------------
Earnings Per Share:

  Income Before Gain on Sale of Subsidiary    $    1.28      $    1.51      $    1.20     $     .90      $   .59

  Gain on Sale of Subsidiary                         --            .53             --            --           --
                                              ------------------------------------------------------------------
    Diluted Earnings Per Share                $    1.28      $    2.04      $    1.20     $     .90      $   .59
                                              ------------------------------------------------------------------
Working Capital                               $  29,862      $  30,793      $  30,182     $  17,286      $11,247

Total Assets                                    141,802        117,204        104,241        95,814       80,974

Convertible Subordinated Debentures                  --             --             --            --       24,263

Long-Term Debt Including Current Portion         27,840          6,784          5,803        10,290       12,845

Total Shareholders' Equity                       87,842         83,705         73,703        59,188       24,588



QUARTERLY COMMON STOCK PRICE INFORMATION

                                  1999                1998               1997
                          ---------------------------------------------------------
                            High       Low      High       Low      High      Low
-----------------------------------------------------------------------------------
First Quarter             $ 14.94    $ 9.38   $ 23.33   $ 19.42   $ 16.83   $ 13.67

Second Quarter              12.75      8.75     23.50     18.94     19.59     15.75

Third Quarter               14.94     10.75     20.75     17.19     26.46     18.58

Fourth Quarter              10.88      8.75     18.75     13.13     25.79     19.17


The common stock of the Company (DCO) is listed on the New York Stock Exchange. On December 31, 1999, the Company had approximately 629 holders of record of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS

In November 1999, the Company, through a wholly-owned subsidiary, acquired the assets and assumed certain liabilities of Parsons Precision Products, Inc. ("Parsons") for $22,073,000 in cash. Parsons is a leading manufacturer of complex titanium hot-formed subassemblies and components for commercial and military aerospace applications. In April 1999, the Company acquired the capital stock of Sheet Metal Specialties Company ("SMS") for $10,096,000 in cash, net of cash acquired and payments of other liabilities of SMS, and a $1,500,000 note. SMS is a manufacturer of subassemblies for commercial and military aerospace applications. In June 1998, the Company acquired the capital stock of American Electronics, Inc. ("AEI") for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high precision actuators, stepper motors, fractional horsepower motors and resolvers principally for commercial and military space applications. The acquisitions of Parsons, SMS and AEI were accounted for under the purchase method of accounting. These acquisitions accounted for approximately $30,086,000 and $5,628,000 of the excess of cost over net assets acquired at December 31, 1999, and December 31, 1998, respectively, and is being amortized on a straight-line basis over 15 to 20 years. The consolidated statements of income include the operating results for Parsons, SMS and AEI since the dates of the acquisitions.

    The acquisitions were funded from internally generated cash, notes and other accounts payable to sellers, and borrowings under the Company's credit agreement with its bank (see Financial Condition for additional information). These acquisitions strengthened the Company's position in the aerospace industry and added complementary lines of business.


DISPOSITIONS

In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. ("3dbm"). The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale and an after-tax gain of $6,206,000, or $.53 per diluted share, which was recorded in the third quarter of 1998. The Company sold 3dbm because the level of investment required to ensure the long-term viability of 3dbm in the wireless systems infrastructure business was more than the Company was willing to commit.


RESULTS OF OPERATIONS

1999 Compared to 1998 -- Net sales decreased 14% to $146,054,000 in 1999. The decrease resulted primarily from a reduction in the Company's sales of commercial and military aftermarket products in its aircraft seating and electromechanical switch businesses, lower sales for Boeing commercial aircraft, lower sales for space programs, and lower sales for certain commercial and military programs due to a lack of titanium availability. The acquisitions of SMS and Parsons increased sales by approximately $7,624,000 in 1999. The Company's mix of business was approximately 58% commercial, 31% military and 11% space in 1999. Foreign sales increased to 19% of sales from 17% in 1998. The Company did not have sales to any foreign country greater than 4.2% of total sales in 1999 or 1998.

     The Company had substantial sales to Boeing, Lockheed Martin and Raytheon. During 1999 and 1998, sales to Boeing were $40,310,000 and $48,334,000, respectively; sales to Lockheed Martin were $15,470,000 and $18,465,000, respectively; and sales to Raytheon were $10,138,000 and $12,596,000, respectively. At December 31, 1999, trade receivables from Boeing, Lockheed Martin and Raytheon were $3,940,000, $1,906,000 and $1,819,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Raytheon are diversified over a number of different commercial, space and military programs.

     The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 1999, sales for Boeing aircraft were lower, principally because of lower commercial aircraft production rates and what the Company believes are ongoing inventory reductions by Boeing and its major suppliers. Sales related to commercial business were approximately $84,943,000, or 58% of total sales in 1999.

     Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. The Company's defense business is widely diversified among military manufacturers and programs. Sales related to military programs were approximately $44,919,000, or 31% of total sales in 1999. The C-17 program accounted for approximately $8,270,000 in sales in 1999.

     In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles and satellite programs. Sales related to space programs were approximately $16,192,000, or 11% of total sales in 1999.

     At December 31, 1999, backlog believed to be firm was approximately $213,100,000, compared to $138,200,000 at December 31, 1998. The backlog increase from December 31, 1998 was due primarily to the award of follow-on contracts by Lockheed Martin for the Space Shuttle program. These contracts, valued in excess of $93,000,000 extend

                                                           Ducommun Incorporated

the Company's scope of work through 2006. The Company also experienced backlog growth at December 31, 1999 of approximately $29,000,000 from the acquisitions of SMS and Parsons in 1999. Approximately $95,000,000 of the total backlog is expected to be delivered during 2000.

     Gross profit, as a percentage of sales, decreased to 31.7% in 1999 from 33.3% in 1998. This decrease was primarily the result of changes in sales mix, pricing pressures from customers and nonvariable production costs spread over lower sales.

     Selling, general and administrative expenses, as a percentage of sales, were 14.9% in 1999, compared to 15.0% in 1998.

     Goodwill amortization expense, as a percentage of sales, was 1.4% in 1999, compared to 0.8% in 1998. This increase was primarily the result of higher goodwill amortization expense related to the SMS and Parsons acquisitions in 1999.

     Interest expense increased 388% to $610,000 in 1999 primarily due to higher debt levels in 1999 compared to 1998.

     Income tax expense decreased to $8,448,000 in 1999, compared to $15,226,000 in 1998. The decrease in income tax expense was primarily due to the decrease in income before taxes and a decrease of $3,043,000 of income taxes related to the gain on the sale of 3dbm in 1998. Cash expended to pay income taxes decreased to $8,170,000 in 1999, compared to $9,464,000 in 1998, primarily as a result of taxes paid in 1998 on the gain on the sale of 3dbm.

     Net income for 1999 was $13,444,000, or $1.28 diluted earnings per share, compared to $23,693,000, or $2.04 diluted earnings per share, in 1998. Net income for 1998 included an after-tax gain of $6,206,000, or $0.53 per diluted share, on the sale of the capital stock of 3dbm.

1998 COMPARED TO 1997 -- Net sales increased 9% to $170,772,000 in 1998. The increase resulted primarily from a broad-based increase in sales in most of the Company's product lines due to outsourcing from prime contractors and first tier subcontractors as well as new contract awards, partially offset by lower commercial and military aftermarket sales. The net effect on sales of the acquisition of AEI and the divestiture of 3dbm in 1998 compared to 1997 was a decrease in sales of approximately $111,000 in 1998. The Company's mix of business was approximately 60% commercial, 29% military and 11% space in 1998. Foreign sales decreased to 17% of sales from 19% in 1997. Canada was the only foreign country in which the Company had sales of 3.5% or more of total sales, with sales of $6,173,000 in 1998 and $7,950,000 in 1997.

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

     Selling, general and administrative expenses, as a percentage of sales, were 15.8% in 1998, compared to 15.9% in 1997.

     Interest expense decreased 80% to $125,000 in 1998 primarily due to higher interest income from invested cash in 1998 compared to 1997, which was offset against interest expense.

     Income tax expense increased to $15,226,000 in 1998, compared to $10,356,000 in 1997. The increase in income tax expense was primarily due to $3,043,000 of income taxes related to the gain on the sale of 3dbm and the increase in income before taxes. Cash expended to pay income taxes increased to $9,464,000 in 1998, compared to $4,932,000 in 1997, primarily as a result of taxes paid on the gain on the sale of 3dbm.

     Net income for 1998 was $23,693,000, or $2.04 diluted earnings per share, compared to $14,297,000, or $1.20 diluted earnings per share, in 1997. Net income for 1998 included an after-tax gain of $6,206,000, or $0.53 per diluted share, on the sale of the capital stock of 3dbm.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Liquidity and Capital Resources -- Cash flow from operating activities for 1999 was $18,462,000, compared to $25,172,000 in 1998. The decrease in cash flow from operating activities resulted principally from a decrease in net income, an increase in inventories and a decrease in accrued liabilities partially offset by a reduction in trade receivables. During 1999, the Company spent $32,169,000 to purchase SMS and Parsons, $9,414,000 to repurchase shares of the Company's common stock, $5,778,000 on capital expenditures and had net borrowings of $19,556,000.

     In November 1999, the Company, through a wholly-owned subsidiary, acquired the assets and assumed certain liabilities of Parsons for $22,073,000 in cash. Parsons is a leading manufacturer of complex titanium hot-formed subassemblies and components for commercial and military aerospace applications. In April 1999, the Company acquired the capital stock of SMS for $10,096,000 in cash, net of cash acquired and payments of other liabilities of SMS, and a $1,500,000 note. SMS is a manufacturer of subassemblies for commercial and military aerospace applications. In June 1998, the Company acquired the capital stock of AEI for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high precision actuators, stepper motors, fractional horsepower motors and resolvers principally for commercial and military space applications. The acquisitions were funded from internally generated cash, notes and other accounts payable to sellers and borrowings under the Company's credit agreement with its bank. These acquisitions strengthened the Company's position in the aerospace industry and added complementary lines of business.

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

     The Company's bank credit agreement provides for a $40,000,000 unsecured revolving credit line with an expiration date of July 1, 2002. At December 31, 1999, the Company had $19,010,000 of unused lines of credit, after deducting $20,990,000 of loans outstanding.

     The Company continues to depend on operating cash flow and the availability of its bank line of credit to provide short-term liquidity. Cash from operations and bank borrowing capacity are expected to provide sufficient liquidity to meet the Company's obligations during 2000.

     Aggregate maturities of long-term debt during the next five years are as follows: 2000, $1,496,000; 2001, $1,409,000; 2002, $22,365,000; 2003, $560,000;
2004, $2,010,000.

     The Company expects to spend less than $16,000,000 for capital expenditures in 2000. The Company believes that the ongoing subcontractor consolidation makes acquisition an increasingly important component of the Company's future growth, accordingly, the Company plans to continue to seek attractive acquisition opportunities and to make substantial capital expenditures for manufacturing equipment and facilities to support long-term aerospace structure contracts for both commercial and military aircraft and space programs. These expenditures are expected to place the Company in a favorable competitive position among aerospace subcontractors and to allow the Company to take advantage of the off-load requirements from its customers.

     Since 1998, the Company's Board of Directors has authorized the repurchase of up to $30,000,000 of its common stock. The Company repurchased in the open market 931,762 shares of its common stock in 1998 for a total of $14,652,000 and 877,300 shares of its common stock in 1999 for a total of $9,414,000. In April 1999, the Company cancelled 953,762 shares of treasury stock.

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

     Com Dev Consulting Ltd. ("Com Dev") has filed a complaint against the Company and certain of its officers relating to the sale of the capital stock of 3dbm by the Company to Com Dev in August 1998. On February 3, 2000, the United States District Court dismissed the complaint without prejudice. The Company intends to vigorously defend the matter if

                                                           Ducommun Incorporated

Com Dev attempts to reassert its claims. While it is not feasible to predict the outcome of this matter, the Company presently believes that the final resolution of the matter will not have a material adverse effect on its consolidated financial position or results of operations.

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


FUTURE ACCOUNTING REQUIREMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 will become effective for the Company in 2001. The adoption of SFAS 133 is not expected to have a material effect on the Company's financial position, results of operations or cash flow.

YEAR 2000

The Company has substantially completed its systems Year 2000 date conversion project to address necessary code changes, testing, and implementation. Critical systems were inventoried, assessed and tested for Year 2000 compliance, and the Company has developed contingency plans to the extent feasible. The cost of this project was approximately $224,000. The Company continues to evaluate both its products and its machinery and equipment against Year 2000 concerns. As a result of these ongoing evaluations, the Company is not currently aware of any significant exposure to contingencies related to the Year 2000 issue as a result of its information systems software, products, or machinery and equipment. All planned evaluation and testing of material internal software applications, operating systems, products and machinery and equipment has been completed with no material effect on the Company's operations and without any material expenditures or other material diversions of resources. The Company continues to work with third parties with which it has a material relationship to attempt to determine their preparedness with respect to Year 2000 issues and to analyze the risk to the Company in the event any such third parties experience significant business interruptions as a result of Year 2000 noncompliance. However, there can be no assurance that the systems of other companies on which the Company's business or systems rely are Year 2000 compliant or that any failure to be Year 2000 compliant by another company would not have an adverse effect on the Company's business or systems. To date the Company has not experienced any significant Year 2000 problems.


FORWARD LOOKING STATEMENT AND RISK FACTORS

Any forward-looking statements made in this Annual Report involve risks and uncertainties. The Company's future financial results could differ materially from those anticipated due to the Company's dependence on conditions in the airline industry, the level of new commercial aircraft orders, the production rate for the Space Shuttle and other space programs, the level of defense spending, competitive pricing pressures, technology and product development risks and uncertainties, product performance, risks associated with acquisitions and dispositions of businesses by the Company, increasing consolidation of customers and suppliers in the aerospace industry, availability of raw materials and components from suppliers, and other factors beyond the Company's control.

CONSOLIDATED STATEMENTS OF INCOME                          Ducommun Incorporated


YEAR ENDED DECEMBER 31,                             1999        1998        1997
--------------------------------------------------------------------------------
(In thousands, except per share amounts)

Net Sales                                      $ 146,054   $ 170,772   $ 157,287
                                               ---------------------------------
Operating Costs and Expenses:
  Cost of goods sold                              99,725     113,929     106,967
  Selling, general and administrative
   expenses                                       21,791      25,603      23,748
  Goodwill amortization expense                    2,036       1,445       1,284
                                               ---------------------------------
    Total Operating Costs and Expenses           123,552     140,977     131,999
                                               ---------------------------------

Operating Income                                  22,502      29,795      25,288
Interest Expense                                    (610        (125)       (635)
Gain on Sale of Subsidiary                            --       9,249          --
                                               ---------------------------------
Income Before Taxes                               21,892      38,919      24,653
Income Tax Expense                                (8,448     (15,226)    (10,356)
                                               ---------------------------------
    Net Income                                 $  13,444   $  23,693   $  14,297
                                               =================================
Earnings Per Share:
  Basic earnings per share                     $    1.32   $    2.13   $    1.30
  Diluted earnings per share                        1.28        2.04        1.20

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                Ducommun Incorporated


DECEMBER 31,                                                  1999          1998
--------------------------------------------------------------------------------
(In thousands, except share data)


ASSETS
Current Assets:
  Cash and cash equivalents                              $     138     $   9,066
  Accounts receivable
    (less allowance for doubtful accounts of
    $153 and $125)                                          20,022        19,680
  Inventories (Note 3)                                      26,347        19,495
  Deferred income taxes (Note 11)                            2,698         4,449
  Prepaid income taxes                                       1,864         1,283
  Other current assets                                       3,335         2,437
                                                         -----------------------
     Total Current Assets                                   54,404        56,410
Property and Equipment, Net (Note 4)                        44,689        41,145
Excess of Cost Over Net Assets Acquired
  (Net of Accumulated Amortization
  of $7,504 and $5,468)                                     41,895        18,974
Other Assets                                                   814           675
                                                         -----------------------
                                                         $ 141,802     $ 117,204
                                                         =======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt (Note 6)             $   1,496     $   1,434
  Accounts payable                                           8,135         7,445
  Accrued liabilities (Note 5)                              14,911        16,738
                                                         -----------------------
     Total Current Liabilities                              24,542        25,617
Long-Term Debt, Less Current Portion (Note 6)               26,344         5,350
Deferred Income Taxes (Note 11)                              2,174         1,714
Other Long-Term Liabilities                                    900           818
                                                         -----------------------
     Total Liabilities                                      53,960        33,499
                                                         -----------------------

Commitments and Contingencies (Notes 10 and 12)
Shareholders' Equity (Note 7):
  Common stock -- $.01 par value; authorized
     35,000,000 shares; issued
     10,423,810 shares in 1999 and
     11,345,255 shares in 1998                                 104           113
  Additional paid-in capital                                45,597        60,419
  Retained earnings                                         51,269        37,825
  Less common stock held in treasury --
     855,300 shares in 1999 and 931,762 shares in 1998      (9,128)      (14,652)
                                                         -----------------------
     Total Shareholders' Equity                             87,842        83,705
                                                         -----------------------
                                                         $ 141,802     $ 117,204
                                                         =======================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                      Ducommun Incorporated


YEAR ENDED DECEMBER 31,                             1999        1998        1997
--------------------------------------------------------------------------------
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                      $ 13,444    $ 23,693    $ 14,297
Adjustments to Reconcile Net Income to
  Cash Provided by Operating Activities:
    Depreciation and amortization                  6,846       5,868       5,340
    Deferred income tax provision                  2,211       1,783       5,200
    Gain on sale of subsidiary and other assets     (163)     (9,249)         --
Changes in Assets and Liabilities,
 Net of Effects
  From Acquisitions and Disposition:
    Accounts receivable                            2,471      (1,798)     (4,467)
    Inventories                                   (2,237)      4,313      (2,009)
    Prepaid income taxes                            (545)      1,594      (2,877)
    Other assets                                    (891)       (613)       (429)
    Accounts payable                                  60      (1,064)        681
    Accrued and other liabilities                 (2,734)        645      (2,253)
                                                --------------------------------
      Net Cash Provided by Operating
       Activities                                 18,462      25,172      13,483
                                                --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property and Equipment                (5,778)    (11,827)     (7,629)
Acquisition of Businesses                        (32,169)     (8,165)         --
Proceeds from Sale of Subsidiary                      --      17,250          --
Cash Payments Related to Sale of Subsidiary           --      (1,143)         --
Proceeds from Sale of Assets                         310         233          --
                                                --------------------------------
      Net Cash Used in Investing Activities      (37,637)     (3,652)     (7,629)
                                                --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net Borrowings (Repayment) of Long-Term Debt      19,556        (919)     (4,487)
Purchase of Common Stock for Treasury             (9,414)    (14,652)         --
Other                                                105         961         218
                                                --------------------------------
      Net Cash Provided by (Used in)
       Financing Activities                       10,247     (14,610)     (4,269)
                                                --------------------------------
Net (Decrease) Increase in Cash and
 Cash Equivalents                                 (8,928)      6,910       1,585
Cash and Cash Equivalents -- Beginning
 of Year                                           9,066       2,156         571
                                                --------------------------------
Cash and Cash Equivalents -- End of Year        $    138    $  9,066    $  2,156
                                                ================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Interest Expense Paid                           $    745    $    401    $    720
Income Taxes Paid                               $  8,170    $  9,464    $  4,932

Supplemental Information for Non-Cash Investing and Financing Activities:

See Note 2 for non-cash investing activities related to the acquisition of businesses.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN                      Ducommun Incorporated
SHAREHOLDERS' EQUITY

                                                                   Additional    Retained                     Total
                                                Shares    Common      Paid-In    Earnings    Treasury  Shareholders'
                                           Outstanding     Stock      Capital   (Deficit)       Stock        Equity
-------------------------------------------------------------------------------------------------------------------
(In thousands, except share data)


Balance at January 1, 1997                   7,301,428   $    73     $ 59,280   $   (165)    $     --      $ 59,188
  Stock options exercised                      269,117         3        1,030         --           --         1,033
  Stock repurchased related to the
    exercise of stock options                 (116,347)       (2)      (4,134)        --           --        (4,136)
  Income tax benefit related to the
    exercise of nonqualified stock options          --        --        3,321         --           --         3,321
  Net Income                                        --        --           --     14,297           --        14,297
                                             ----------------------------------------------------------------------
Balance at December 31, 1997                 7,454,198        74       59,497     14,132           --        73,703
  Stock options exercised                      198,550         2          981         --           --           983
  Stock repurchased related to the
    exercise of stock options                  (55,562)       --       (1,397)        --           --        (1,397)
  Income tax benefit related to the
    exercise of nonqualified stock options          --        --        1,375         --           --         1,375
  Adjustment for stock split                 3,748,069        37          (37)        --           --            --
  Common stock held in treasury               (931,762)       --           --         --      (14,652)      (14,652)
  Net Income                                        --        --           --     23,693           --        23,693
                                             ----------------------------------------------------------------------
Balance at December 31, 1998                10,413,493       113       60,419     37,825      (14,652)       83,705
  Stock options exercised                       52,475         1          190         --           --           191
  Stock repurchased related to the
    exercise of stock options                  (20,158)       --         (277)        --           --          (277)
  Income tax benefit related to the
    exercise of nonqualified stock options          --        --          193         --           --           193
  Common stock repurchased for treasury       (877,300)       --           --         --       (9,414)       (9,414)
  Treasury stock retired                            --       (10)     (14,928)        --       14,938            --
  Net Income                                        --        --           --     13,444           --        13,444
                                             ----------------------------------------------------------------------
Balance at December 31, 1999                 9,568,510   $   104     $ 45,597   $ 51,269     $ (9,128)     $ 87,842
                                             ======================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, after eliminating significant intercompany balances and transactions.

Cash Equivalents: Cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less.

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

Environmental Liabilities: Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

Earnings Per Share: Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in each year. Diluted earnings per share is computed by dividing income available to common shareholders plus income associated with dilutive securities by the weighted average number of common shares outstanding plus any potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock in each year. In 1999, 1998 and 1997, income available to common shareholders was $13,444,000, $23,693,000 and $14,297,000, respectively. In 1999, 1998 and 1997, the weighted average number of common shares outstanding was 10,209,000, 11,149,000 and 11,037,000, respectively, and the dilutive shares associated with stock options were 309,000, 469,000 and 829,000, respectively.

Stock-Based Compensation: Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the closing market price of the stock on the date of grant over the exercise price of the option. The Company has not issued any stock options with an exercise price less than the closing market price of the stock on the date of grant.

Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 was effective for the Company during 1998. This statement divides comprehensive income into net income and other comprehensive income. The Company has no items of other comprehensive income in any period presented and is consequently not required to report comprehensive income.

Use of Estimates: Certain amounts and disclosures included in the consolidated financial statements required management to make estimates that could differ from actual results.


NOTE 2. ACQUISITIONS AND DISPOSITION

In November 1999, the Company, through a wholly-owned subsidiary, acquired the assets and assumed certain liabilities of Parsons Precision Products, Inc. ("Parsons") for $22,073,000 in cash. Parsons is a leading manufacturer of complex titanium hot-formed subassemblies and components for commercial and military aerospace applications. In April 1999, the Company acquired the capital stock of Sheet Metal Specialties Company ("SMS") for $10,096,000 in cash, net of cash acquired and payments of other liabilities of SMS, and a $1,500,000 note. SMS is a manufacturer of subassemblies for commercial and military aerospace applications. In June 1998, the Company acquired the capital stock of American Electronics, Inc. ("AEI") for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high-precision actuators, stepper motors, fractional horsepower motors and resolvers principally for commercial and military space applications.

     The acquisitions of Parsons, SMS and AEI were accounted for under the purchase method of accounting and, accordingly, the operating results for Parsons, SMS and AEI have been included in the consolidated statements of income since the dates of the respective acquisitions. The cost of the acquisitions was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. These acquisitions accounted for approximately $30,086,000 and $5,628,000 of the excess of cost over net assets acquired at December 31, 1999, and December 31, 1998, respectively, and is being amortized on a straight-line basis over 15 to 20 years.

     The following table presents unaudited pro forma consolidated operating results for the Company for the years ended December 31, 1999 and December 31, 1998, as if the SMS and Parsons acquisitions had occurred as of the beginning of the periods presented.

                                                           1999            1998
--------------------------------------------------------------------------------
(In thousands, except per share amounts)                     (Unaudited)

Net sales                                             $ 159,838       $ 191,249
Net earnings                                             13,931          23,465
Basic earnings per share                                   1.36            2.10
Diluted earnings per share                                 1.32            2.02

     The unaudited pro forma consolidated operating results of the Company are not necessarily indicative of the operating results that would have been achieved had the SMS and Parsons acquisitions been consummated at the beginning of the periods presented, and should not be construed as representative of future operating results.

     In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale and an after-tax gain of $6,206,000, or $.53 per diluted share, which was recorded in the third quarter of 1998.

NOTE 3. INVENTORIES

Inventories consist of the following:

December 31,                                             1999              1998
--------------------------------------------------------------------------------
(In thousands)

Raw materials and supplies                            $ 9,122           $ 7,081
Work in process                                        16,614            12,630
Finished goods                                          2,192               820
                                                      --------------------------
                                                       27,928            20,531
Less progress payments                                  1,581             1,036
                                                      --------------------------
  Total                                               $26,347           $19,495
                                                      ==========================

     Work in process inventories include amounts under long-term fixed price contracts aggregating $10,975,000 and $7,171,000 at December 31, 1999 and 1998, respectively.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                         Range of
                                                                        Estimated
DECEMBER 31,                                        1999      1998   Useful Lives
---------------------------------------------------------------------------------
(In thousands)

Land                                             $ 9,690   $ 9,560
Buildings and improvements                        16,207    14,733     5-40 Years
Machinery and equipment                           50,690    43,130     2-20 Years
Furniture and equipment                            7,252     6,256     2-10 Years
Construction in progress                           1,046     2,931
                                                 -----------------
                                                  84,885    76,610
Less accumulated depreciation and amortization    40,196    35,465
                                                 -----------------
  Total                                          $44,689   $41,145
                                                 =================

     Depreciation expense was $5,071,000, $4,423,000 and $4,056,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

DECEMBER 31,                                            1999             1998
--------------------------------------------------------------------------------
(In thousands)

Accrued compensation                                  $ 7,147          $  8,357
Provision for environmental costs                       2,111             2,135
Customer deposits                                         702               534
Accrued state franchise and sales tax                     141               462
Other                                                   4,810             5,250
                                                      -------------------------
  Total                                               $14,911          $ 16,738
                                                      =========================

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:


DECEMBER 31,                                             1999              1998
--------------------------------------------------------------------------------
(In thousands)

Bank credit agreement                                 $20,990           $    --
Term and real estate loans                              4,175             4,635
Notes and other liabilities for acquisitions            2,675             2,149
                                                      -------------------------
  Total debt                                           27,840             6,784
Less current portion                                    1,496             1,434
                                                      -------------------------
  Total long-term debt                                $26,344           $ 5,350
                                                      =========================

     The Company's bank credit agreement provides for a $40,000,000 unsecured revolving credit line with an expiration date of July 1, 2002. Interest is payable monthly on the outstanding borrowings based on the bank's prime rate (8.50% at December 31, 1999) minus 0.25%. A Eurodollar pricing option is also available to the Company for terms of up to six months at the Eurodollar rate plus a spread based on the leverage ratio of the Company calculated at the end of each fiscal quarter (1.00% at December 31, 1999). At December 31, 1999, the Company had $19,010,000 of unused lines of credit, after deducting $20,990,000 of loans outstanding. The credit agreement includes fixed charge coverage and maximum leverage ratios, an unused commitment fee of .125%, and limitations on future dividend payments and outside indebtedness.

     The weighted average interest rate on borrowings outstanding was 7.09% and 6.73% at December 31, 1999 and 1998, respectively.

     The carrying amount of long-term debt approximates fair value based on the terms of the related debt, recent transactions and estimates using interest rates currently available to the Company for debt with similar terms and remaining maturities.

     Aggregate maturities of long-term debt during the next five years are as follows: 2000, $1,496,000; 2001, $1,409,000; 2002, $22,365,000; 2003, $560,000;
2004, $2,010,000.


NOTE 7. SHAREHOLDERS' EQUITY

At December 31, 1999 and 1998, no preferred shares were issued or outstanding.

     Since 1998, the Company's Board of Directors has authorized the repurchase of up to $30,000,000 of its common stock. The Company repurchased in the open market 931,762 shares of its common stock in 1998 for a total of $14,652,000 and 877,300 shares of its common stock in 1999 for a total of $9,414,000. In April 1999, the Company cancelled 953,762 shares of treasury stock.


NOTE 8. STOCK OPTIONS

The Company has three stock option or incentive plans. Stock awards may be made to directors, officers and key employees under the stock plans on terms determined by the Compensation Committee of the Board of Directors or, with respect to directors, on terms determined by the Board of Directors. Stock options have been and may be granted to directors, officers and key employees under the stock plans at prices not less than 100% of the market value on the date of grant and expire not more than ten years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. At December 31, 1999, options for 612,866 shares of common stock were exercisable.

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


YEAR ENDED DECEMBER 31,                        1999            1998            1997
-----------------------------------------------------------------------------------
(In thousands, except per share amounts)

Net Income:
  As reported                              $ 13,444        $ 23,693        $ 14,297
  Pro forma                                  12,851          23,150          14,032

Earnings per common share:
  As reported:
    Basic                                  $   1.32        $   2.13        $   1.30
    Diluted                                    1.28            2.04            1.20
  Pro forma:
    Basic                                  $   1.26        $   2.08        $   1.27
    Diluted                                    1.22            1.99            1.18

     These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: dividend yields of zero percent; expected monthly volatility of 36.15, 29.17 and 30.62 percent; risk-free interest rates of 4.88, 5.53 and 6.38 percent; and expected option life of four years for 1999, 1998 and 1997. The weighted average fair value of options granted during 1999, 1998 and 1997, for which the exercise price equals the market price on the grant date, was $4.45, $10.02 and $4.99, respectively.

     At December 31, 1999, 547,364 common shares were available for future grants and 1,003,912 common shares were reserved for the exercise of outstanding options. Option activity during the three years ended December 31, 1999 was as follows:

                                                                     Weighted Average
                                                           Number   Exercise Price of
                                                        Of Shares Options Outstanding
-------------------------------------------------------------------------------------
Outstanding at January 1, 1997                          1,278,488              4.093
  Granted                                                  97,500             14.600
  Exercised                                              (403,676)             2.559
  Forfeited                                               (51,525)             8.823
                                                        ---------
Outstanding at December 31, 1997                          920,787              5.614
  Granted                                                 206,450             21.283
  Exercised                                              (232,088)             4.237
  Forfeited                                               (14,624)            17.177
                                                        ---------
Outstanding at December 31, 1998                          880,525              9.479
  Granted                                                 200,000             12.593
  Exercised                                               (52,475)             3.626
  Forfeited                                               (24,138)            14.775
                                                        ---------
Outstanding at December 31, 1999                        1,003,912              6.841
                                                        =========


The following table summarizes information concerning currently outstanding and exercisable stock options:

                                              Weighted
                                               Average         Weighted                           Weighted
                          Number of          Remaining          Average                            Average
Range of                Outstanding        Contractual         Exercise         Number            Exercise
Exercise Prices             Options               Life            Price    Exercisable               Price
----------------------------------------------------------------------------------------------------------
$ 2.333-$ 2.999             244,625               1.37         $  2.506        244,625            $  2.506
$ 3.000-$ 4.999             112,000               2.00            3.083        112,000               3.083
$ 5.000-$ 7.999              15,000               0.92            6.750         15,000               6.750
$ 8.000-$11.999             171,187               1.70            9.311        133,641               9.375
$12.000-$17.999             270,700               3.36           13.342         60,000              14.444
$18,000-$23,210             190,400               3.12           21.286         47,600              21.286
                          ---------                                            -------
   Total                  1,003,912               2.36         $ 10.278        612,866            $  6.841
                          =========                                            =======


NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has an unfunded supplemental retirement plan that was suspended in 1986, but which continues to cover certain former executives. The accumulated benefit obligations under the plan at December 31, 1999 and December 31, 1998 were $567,000 and $638,000, respectively, which are included in accrued liabilities.

     The Company provides certain health care benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and agree to contribute a portion of the cost. As of December 31, 1999, there were 132 current and retired employees and dependents eligible for such benefits. Eligibility for additional employees to become covered by retiree health benefits was terminated in 1988. The Company accrues postretirement health care benefits over the period in which active employees become eligible for such benefits. The accrued postretirement benefit cost under these plans is included in accrued liabilities.

     The components of net periodic postretirement benefits cost for these plans are as follows:

YEAR ENDED DECEMBER 31,                        1999      1998      1997
-----------------------------------------------------------------------
(In thousands)

Service cost                                  $  --     $   1     $   1
Interest cost                                    87        92       103
Amortization of net transition obligation        84        84        84
Amortization of actuarial gain                  (18)      (22)      (22)
                                              -------------------------
  Net periodic postretirement benefit cost    $ 153     $ 155     $ 166
                                              =========================

     The actuarial liabilities for these postretirement benefits are as follows:

December 31,                                                    1999       1998
--------------------------------------------------------------------------------
(In thousands)
Beginning obligation (January 1)                              $1,398     $1,481
  Service cost                                                     -          1
  Interest cost                                                   87         92
  Actuarial gain                                                (106)      (103)
  Benefits paid                                                  (69)       (73)
                                                              ------     ------
Benefit obligation (December 31)                               1,310      1,398
Unrecognized net transition obligation                          (487)      (571)
Unrecognized prior service cost                                   --         --
Unrecognized net gain                                            490        402
                                                              ------     ------
Accrued benefit cost                                          $1,313     $1,229
                                                              ======     ======

     The accumulated postretirement benefit obligations at December 31, 1999 and 1998 were determined using an assumed discount rate of 7.75% and 6.75%, respectively. For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000; the rate was assumed to decrease gradually to 4.75% in the year 2009 and remain at that level thereafter over the projected payout period of the benefits.

     A 1% increase in the assumed annual health care cost trend rate would increase the present value of the accumulated postretirement benefit obligation at December 31, 1999, by $300, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.


NOTE 10. LEASES

The Company leases certain facilities and equipment for periods ranging from 1 to 6 years. The leases generally are renewable and provide for the payment of property taxes, insurance and other costs relative to the property. Rental expense in 1999, 1998 and 1997 was $3,487,000, $3,483,000 and $4,156,000,
respectively. Future minimum rental payments under operating leases having initial or remaining noncancelable terms in excess of 1 year at December 31, 1999 are as follows:

                                                               Lease Commitments
--------------------------------------------------------------------------------
(In thousands)

2000                                                                    $ 2,833
2001                                                                      2,117
2002                                                                      1,414
2003                                                                        809
2004                                                                        574
Thereafter                                                                  720
                                                                        --------
  Total                                                                 $ 8,467
                                                                        ========


NOTE 11. INCOME TAXES

The provision for income tax expense consists of the following:

YEAR ENDED DECEMBER 31,                      1999          1998           1997
--------------------------------------------------------------------------------
(In thousands)

Current tax expense:
  Federal                                  $ 5,390        $11,355        $ 3,390
  State                                        847          2,088          1,766
                                           -------------------------------------
                                             6,237         13,443          5,156
                                           -------------------------------------
Deferred tax expense:
  Federal                                    1,947          1,747          5,171
  State                                        264             36             29
                                           -------------------------------------
                                             2,211          1,783          5,200
                                           -------------------------------------
Income Tax Expense                         $ 8,448        $15,226        $10,356
                                           =====================================


     Deferred tax assets (liabilities) are comprised of the following:


DECEMBER 31,                                            1999             1998
--------------------------------------------------------------------------------
(In thousands)

Employment-related reserves                           $ 1,527           $ 2,077
Environmental reserves                                    741               751
Inventory reserves                                        787             1,289
Other                                                     634             1,351
                                                      -------------------------
                                                        3,689             5,468
Depreciation                                           (3,165)           (2,733)
                                                      -------------------------
Net deferred tax assets                               $   524           $ 2,735
                                                      =========================

     The principal reasons for the variation from the customary relationship between income taxes and income from continuing operations before income taxes are as follows:


YEAR ENDED DECEMBER 31,                                1999       1998       1997
----------------------------------------------------------------------------------
Statutory federal income tax rate                      35.0%      35.0%      35.0%
State income taxes (net of federal benefit)             3.3        4.1        5.3
Goodwill amortization                                   2.2        0.5        1.2
Other                                                  (1.9)      (0.5)       0.5
                                                       ---------------------------
Effective Income Tax Rate                              38.6%      39.1%      42.0%
                                                       ===========================


NOTE 12. CONTINGENCIES

Ducommun's subsidiary, Aerochem, Inc. ("Aerochem"), is a major supplier of chemical milling services for the aerospace industry. Aerochem has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its El Mirage, California facility (the "Site"). Aerochem expects to spend approximately $1 million for future investigation and corrective action at the Site, and the Company has established a provision for such costs. However, the Company's ultimate liability in connection with the Site will depend upon a number of factors, including changes in existing laws and regulations, and the design and cost of the construction, operation and maintenance of the correction action.

     Com Dev Consulting Ltd. ("Com Dev") has filed a complaint against the Company and certain of its officers relating to the sale of the capital stock of 3dbm by the Company to Com Dev in August 1998. On February 3, 2000, the United States District Court dismissed the complaint without prejudice. The Company intends to vigorously defend the matter if Com Dev attempts to reassert its claims. While it is not feasible to predict the outcome of this matter, the Company presently believes that the final resolution of the matter will not have a material adverse effect on its consolidated financial position or results of operations.

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

     The Company had substantial sales to Boeing, Lockheed Martin and Raytheon. During 1999, 1998 and 1997, sales to Boeing were $40,310,000, $48,334,000 and
$36,375,000, respectively; sales to Lockheed Martin were $15,470,000, $18,465,000 and $17,455,000, respectively; and sales to Raytheon were $10,138,000, $12,596,000 and $9,101,000, respectively. At December 31, 1999, trade receivables from Boeing, Lockheed Martin and Raytheon were $3,940,000, $1,906,000 and $1,819,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Raytheon are diversified over a number of different commercial, space and military programs.

     In 1999, 1998 and 1997, foreign sales to manufacturers worldwide were $28,313,000, $29,007,000 and $29,978,000, respectively. The Company had no sales to a foreign country greater than 4.2% of total sales in 1999, 1998 and 1997, respectively. The amounts of revenue, profitability and identifiable assets attributable to foreign operations are not material when compared with revenue, profitability and identifiable assets attributed to United States domestic operations during 1999, 1998 and 1997.


NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                     1999                                              1998
                                ---------------------------------------------    ------------------------------------------------
Three months ended              Dec 31        Oct 2       Jul 3        Apr 3       Dec 31        Oct 3        Jul 4        Apr 4
---------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

Sales and Earnings
Net Sales                     $ 37,829     $ 37,218     $ 36,470     $ 34,537     $ 40,484     $ 41,273     $ 45,754     $ 43,261
                              ---------------------------------------------------------------------------------------------------
Gross Profit                    11,860       12,114       11,592       10,763       13,591       13,488       15,980       13,784
                              ---------------------------------------------------------------------------------------------------
Gain on Sale of Subsidiary          --           --           --           --           --        9,249           --           --
                              ---------------------------------------------------------------------------------------------------
Income Before Taxes              4,994        5,908        5,647        5,343        7,783       16,561        8,572        6,003
Income Tax Expense              (1,814)      (2,238)      (2,258)      (2,138)      (3,209)      (6,041)      (3,515)      (2,461)
                              ---------------------------------------------------------------------------------------------------
  Net Income                  $  3,180     $  3,670     $  3,389     $  3,205     $  4,574     $ 10,520     $  5,057     $  3,542
                              ===================================================================================================

Earnings Per Share:
  Basic                       $    .32     $    .36     $    .33     $    .31     $    .42     $    .94     $    .45     $   .32
  Diluted                     $    .32     $    .35     $    .32     $    .30     $    .40     $    .90     $    .43     $   .30

Report of Independent Accountants

To the Board of Directors and Shareholders of Ducommun Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ducommun Incorporated and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Los Angeles, California
February 17, 2000

BOARD OF DIRECTORS

JOSEPH C. BERENATO
Chairman of the Board,
President and Chief Executive Officer,
Ducommun Incorporated

NORMAN A. BARKELEY
Chairman Emeritus

H. FREDERICK CHRISTIE
Consultant; Retired President
and Chief Executive Officer,
The Mission Group
(subsidiary of SCEcorp)

EUGENE P. CONESE, JR.
President and Chief Executive Officer,
Aero Capital LLC

RALPH D. CROSBY, JR.
President,
The Integrated Systems and
Aerostructures Sector of Northrop Grumman Corporation

ROBERT C. DUCOMMUN
Management Consultant

KEVIN S. MOORE
President,
The Clark Estates, Inc.

THOMAS P. MULLANEY
General Partner,
Matthews, Mullaney & Company

RICHARD J. PEARSON
Retired President and
Chief Operating Officer,
Avery Dennison Corporation

ARTHUR W. SCHMUTZ
Advisory Counsel,
Gibson, Dunn & Crutcher


OFFICERS

JOSEPH C. BERENATO
Chairman of the Board,
President and Chief Executive Officer

ROBERT A. BORLET
Vice President,
Manufacturing Operations

JAMES S. HEISER
Vice President, Chief Financial Officer,
General Counsel, Secretary and Treasurer

KENNETH R. PEARSON
Vice President, Human Resources

MICHAEL W. WILLIAMS
Vice President, Corporate Development

SAMUEL D. WILLIAMS
Vice President and Controller


MAJOR SUBSIDIARIES

JEFFREY P. ABBOTT
President,
Aerochem, Inc.

PAUL L. GRAHAM
President,
Ducommun Technologies, Inc.

BRUCE J. GREENBAUM
President,
Brice Manufacturing Company, Inc.

ROBERT B. HAHN
President,
MechTronics of Arizona Corp.

ROBERT L. HANSEN
President,
AHF-Ducommun Incorporated


COMMON STOCK

Ducommun Incorporated common stock is listed on the New York Stock Exchange (Symbol DCO)


FORM 10-K

A copy of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained by shareholders without charge by writing to the Secretary of the Company


REGISTRAR AND TRANSFER AGENT

ChaseMellon Shareholder Services L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645
www.chasemellon.com


WORLD WIDE WEBSITE

www.ducommun.com