Form 10-K, Exhibit 13
period 2000-12-31
DUCOMMUN INC /DE/
filed 2001-02-28
CIK 30305

                                                                     EXHIBIT 13



                              DUCOMMUN INCORPORATED
                                  ANNUAL REPORT


The following portions of Ducommun Incorporated and Subsidiaries 2000 Annual Report are incorporated by reference in Items 5, 6, 7, and 8 of this report.

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

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                          TWELVE
--------------------------------------------------------------------------------

SELECTED
FINANCIAL
DATA

--------------------------------------------------------------------------------

Year ended December 31,                              2000             1999             1998             1997             1996
-----------------------------------------          ---------        ---------        ---------        ---------        ---------
(In thousands, except per share amounts)
Net Sales                                          $ 165,711        $ 146,054        $ 170,772        $ 157,287        $ 118,357
                                                   ---------        ---------        ---------        ---------        ---------
Gross Profit as a Percentage of Sales                   28.9%            31.7%            33.3%            32.0%            32.6%
                                                   ---------        ---------        ---------        ---------        ---------
Operating Income                                      22,305           22,502           29,795           25,288           15,478
                                                   ---------        ---------        ---------        ---------        ---------
Operating Income as a Percentage of Sales               13.5%            15.4%            17.4%            16.1%            13.1%
                                                   ---------        ---------        ---------        ---------        ---------
Gain on Sale of Subsidiary                                --               --            9,249               --               --
                                                   ---------        ---------        ---------        ---------        ---------
Income Before Taxes                                   20,517           21,892           38,919           24,653           14,325
Income Tax Expense                                    (7,797)          (8,448)         (15,226)         (10,356)          (4,040)
                                                   ---------        ---------        ---------        ---------        ---------
    Net Income                                     $  12,720        $  13,444        $  23,693        $  14,297        $  10,285
                                                   =========        =========        =========        =========        =========
Earnings Per Share:
    Income Before Gain on Sale of Subsidiary       $    1.30        $    1.28        $    1.51        $    1.20        $     .90
    Gain on Sale of Subsidiary                            --               --              .53               --               --
                                                   ---------        ---------        ---------        ---------        ---------
         Diluted Earnings Per Share                $    1.30        $    1.28        $    2.04        $    1.20        $     .90
                                                   =========        =========        =========        =========        =========

Working Capital                                    $  31,403        $  29,862        $  30,793        $  30,182        $  17,286
Total Assets                                         148,474          141,802          117,204          104,241           95,814
Long-Term Debt Including Current Portion              19,654           27,840            6,784            5,803           10,290
Total Shareholders' Equity                            99,529           87,842           83,705           73,703           59,188


Share-related data have been adjusted for the 3-for-2 stock split in June 1998.


QUARTERLY COMMON STOCK PRICE INFORMATION

                              2000                    1999                    1998
                       ------------------      ------------------      ------------------
                        High         Low         High       Low         High        Low
                       ------      ------      ------      ------      ------      ------
First Quarter          $11.00      $ 8.75      $14.94      $ 9.38      $23.33      $19.42
Second Quarter          12.44        8.88       12.75        8.75       23.50       18.94
Third Quarter           15.38       12.13       14.94       10.75       20.75       17.19
Fourth Quarter          14.13       10.56       10.88        8.75       18.75       13.13


The common stock of the Company (DCO) is listed on the New York Stock Exchange. On December 31, 2000, the Company had approximately 592 holders of record of common stock.

2000 ANNUAL REPORT                                                      THIRTEEN
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

--------------------------------------------------------------------------------

ACQUISITIONS

In November 1999, the Company, through a wholly-owned subsidiary, acquired the assets and assumed certain liabilities of Parsons Precision Products, Inc. ("Parsons") for $22,073,000 in cash. Parsons is a leading manufacturer of complex titanium hot-formed subassemblies and components for commercial and military aerospace applications. In April 1999, the Company acquired the capital stock of Sheet Metal Specialties Company ("SMS") for $10,096,000 in cash, net of cash acquired and payments of other liabilities of SMS, and a $1,500,000 note. SMS is a manufacturer of subassemblies for commercial and military aerospace applications. In June 1998, the Company acquired the capital stock of American Electronics, Inc. ("AEI") for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high precision actuators, stepper motors, fractional horsepower motors and resolvers principally for space applications. The acquisitions of Parsons, SMS and AEI were accounted for under the purchase method of accounting. These acquisitions accounted for approximately $30,099,000 and $30,086,000 of the excess of cost over net assets acquired at December 31, 2000, and December 31, 1999, respectively, which is being amortized on a straight-line basis over 15 to 20 years. The consolidated statements of income include the operating results for Parsons, SMS and AEI since the dates of the acquisitions.

        The acquisitions were funded from internally generated cash, notes and other accounts payable to sellers, and borrowings under the Company's credit agreement (see Financial Condition for additional information). These acquisitions strengthened the Company's position in the aerospace industry and added complementary lines of business.

DISPOSITIONS

In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. ("3dbm"). The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale and an after-tax gain of $6,206,000, or $0.53 per diluted share, which was recorded in the third quarter of 1998. The Company sold 3dbm because the level of investment required to ensure the long-term viability of 3dbm in the wireless systems infrastructure business was more than the Company was willing to commit.

RESULTS OF OPERATIONS

2000 Compared to 1999 - Net sales increased 13% to $165,711,000 in 2000. The increase resulted primarily from an increase in the Company's sales from the SMS and Parsons acquisitions, as well as sales from a new contract at AHF-Ducommun for C-17 fuselage panels. Sales to the C-17 program increased approximately $11,300,000 in 2000. The acquisitions of SMS and Parsons increased sales by approximately $13,000,000 in 2000. Excluding the SMS and Parsons acquisitions, sales increased 5% in 2000 compared to 1999. The Company's mix of business was approximately 53% commercial, 38% military and 9% space in 2000. Foreign sales decreased to 16% of sales from 19% in 1999. The Company did not have sales to any foreign country greater than 5% of total sales in 2000 or 1999.

        The Company had substantial sales to Boeing, Lockheed Martin and Raytheon. During 2000 and 1999, sales to Boeing were $61,109,000 and $40,310,000, respectively; sales to Lockheed Martin were $12,685,000 and $15,470,000, respectively; and sales to Raytheon were $14,242,000 and $10,138,000, respectively. At December 31, 2000, trade receivables from Boeing, Lockheed Martin and Raytheon were $6,318,000, $1,390,000 and $1,826,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Raytheon are diversified over a number of different commercial, space and military programs.

        The Company's commercial business is represented on virtually all of today's major commercial aircraft. During 2000, commercial sales for Boeing aircraft were slightly higher, principally because of the acquisitions of Parsons and SMS. Sales related to commercial business were approximately $88,515,000, or 53% of total sales in 2000.

        Military components manufactured by the Company are employed in many of the country's front-line fighters, bombers, helicopters and support aircraft, as well as many land and sea-based vehicles. The Company's defense business is widely diversified among military manufacturers and programs. Sales related to military programs were approximately $62,569,000, or 38% of total sales in 2000. The C-17 program accounted for approximately $19,594,000 in sales in 2000.

        In the space sector, the Company produces components for the expendable fuel tanks which help boost the Space Shuttle vehicle into orbit. Components are also produced for a variety of unmanned launch vehicles and satellite programs. During 2000, sales related to space programs were lower due to timing differences in production scheduling for the Space Shuttle program. Sales related to space programs were approximately $14,627,000, or 9% of total sales in 2000.

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                        FOURTEEN
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

--------------------------------------------------------------------------------

        At December 31, 2000, backlog believed to be firm was approximately $238,600,000, compared to $213,100,000 at December 31, 1999. The backlog increase from December 31, 1999 was due primarily to a contract with Boeing for production of fuselage skin panels for the C-17 aircraft. The contract was valued at $49,000,000 at the time of the award. There is also an option contract with Boeing for the production of C-17 fuselage skin panels for the period 2003-2007. The option contract, if fully exercised by Boeing, is valued at $62 million. Taken together, the $111 million contract is the largest contract award in the Company's history. The Company also experienced backlog growth at December 31, 2000 of approximately $10,800,000 for the F-18 program. Approximately $103,100,000 of the total backlog is expected to be delivered during 2001.

        Gross profit, as a percentage of sales, decreased to 28.9% in 2000 from 31.7% in 1999. This decrease was primarily the result of changes in sales mix, pricing pressures from customers and production costs for new programs.

        Selling, general and administrative expenses, as a percentage of sales, were 13.8% in 2000, compared to 14.9% in 1999. Selling, general and administrative expenses in 2000 included an approximately $715,000 increase in the allowance for doubtful accounts resulting from the bankruptcy of two of the Company's airline customers during the fourth quarter of 2000. In early January 2001, the Company embarked on steps to integrate the marketing, engineering and manufacturing capabilities of its AHF-Ducommun, Aerochem and Parsons subsidiaries to offer a full range of structural components and subassemblies to the Company's customers.

        Goodwill amortization expense, as a percentage of sales, was 1.7% in 2000, compared to 1.4% in 1999. This increase was primarily the result of a full year of goodwill amortization expense in 2000 related to the SMS and Parsons acquisitions made in 1999.

        Interest expense increased 193% to $1,788,000 in 2000 primarily due to higher debt levels and interest rates in 2000 compared to 1999.

        Income tax expense decreased to $7,797,000 in 2000, compared to $8,448,000 in 1999. The decrease in income tax expense was primarily due to the decrease in income before taxes and an effective income tax rate of 38.0% for 2000 compared to 38.6% for 1999. The decrease in the tax rate was primarily due to certain tax credits that became available to the Company. Cash expended to pay income taxes decreased to $5,084,000 in 2000, compared to $8,170,000 in 1999.

        Net income for 2000 was $12,720,000, or $1.30 diluted earnings per share, compared to $13,444,000, or $1.28 diluted earnings per share, in 1999. Diluted earnings per share rose $0.02 per diluted share on a year-to-year basis, despite a decline in net income, due to a reduction of approximately 757,000 in average diluted shares outstanding in 2000, compared to 1999.

1999 Compared to 1998 - Net sales decreased 14% to $146,054,000 in 1999. The decrease resulted primarily from a reduction in the Company's sales of commercial and military after-market products in its aircraft seating and electromechanical switch businesses, lower sales for Boeing commercial aircraft, lower sales for space programs, and lower sales for certain commercial and military programs due to a lack of titanium availability. The acquisitions of SMS and Parsons increased sales by approximately $7,624,000 in 1999. The Company's mix of business was approximately 58% commercial, 31% military and 11% space in 1999. Foreign sales increased to 19% of sales from 17% in 1998. The Company did not have sales to any foreign country greater than 5% of total sales in 1999 or 1998.

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

2000 ANNUAL REPORT                                                       FIFTEEN
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

        At December 31, 1999, backlog believed to be firm was approximately $213,100,000, compared to $138,200,000 at December 31, 1998. The backlog increase from December 31, 1998 was due primarily to the award of follow-on contracts by Lockheed Martin for the Space Shuttle program. These contracts, valued in excess of $93,000,000, extend the Company's scope of work through 2006. The Company also experienced backlog growth at December 31, 1999 of approximately $29,000,000 from the acquisitions of SMS and Parsons in 1999.

        Gross profit, as a percentage of sales, decreased to 31.7% in 1999 from 33.3% in 1998. This decrease was primarily the result of changes in sales mix, pricing pressures from customers, and nonvariable production costs spread over lower sales.

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

FINANCIAL CONDITION

Liquidity and Capital Resources - Cash flow from operating activities for 2000 was $20,687,000, compared to $18,655,000 in 1999. The increase in cash flow from operating activities resulted principally from a reduction in prepaid income taxes and increases in accounts payable and accrued and other liabilities, partially offset by lower net income and increases in accounts receivables and inventories. During 2000, the Company spent $10,803,000 on capital expenditures and $1,230,000 to repurchase shares of the Company's common stock, and repaid $8,186,000 of principal on outstanding borrowings.

        In November 1999, the Company, through a wholly-owned subsidiary, acquired the assets and assumed certain liabilities of Parsons for $22,073,000 in cash. In April 1999, the Company acquired the capital stock of SMS for $10,096,000 in cash, net of cash acquired and payments of other liabilities of SMS, and a $1,500,000 note. In June 1998, the Company acquired the capital stock of AEI for $8,165,000 in cash and $1,900,000 in other liabilities. The acquisitions were funded from internally generated cash, notes and other accounts payable to sellers, and borrowings under the Company's credit agreement. These acquisitions strengthened the Company's position in the aerospace industry and added complementary lines of business.

        In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale.

        The Company's bank credit agreement provides for a $100,000,000 unsecured revolving credit line declining to $60,000,000 at maturity on September 30, 2005. At December 31, 2000, the Company had $85,667,000 of unused lines of credit, after deducting $14,300,000 of loans outstanding and $33,000 for an outstanding standby letter of credit.

        The Company continues to depend on operating cash flow and the availability of its bank credit agreement to provide short-term liquidity. Cash from operations and bank borrowing capacity are expected to provide sufficient liquidity to meet the Company's obligations during 2001.

        Aggregate maturities of long-term debt during the next five years are as follows: 2001, $1,409,000; 2002, $1,375,000; 2003, $560,000; 2004, $2,010,000;
2005, $14,300,000.

        The Company expects to spend less than $10,000,000 for capital expenditures in 2001. The Company believes that the ongoing subcontractor consolidation makes acquisitions an increasingly important component of the Company's future growth. Accordingly, the Company plans to continue to seek attractive acquisition opportunities and to make substantial capital expenditures for manufacturing equipment and facilities to support long-term contracts for both commercial and military aircraft and space programs.

        Since 1998, the Company's Board of Directors has authorized the repurchase of up to $30,000,000 of its common stock. The Company repurchased in the open market 931,762 shares of its common stock in 1998 for a total of $14,652,000; 877,300 shares of its common stock in 1999 for a total of $9,414,000 and 109,900 shares of its common stock in 2000 for a total of $1,230,000. In April 1999, the Company cancelled 953,762 shares of treasury stock and in January 2000 cancelled 855,300 shares of treasury stock.

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                         SIXTEEN
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

--------------------------------------------------------------------------------

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

        Com Dev Consulting Ltd. ("Com Dev") has filed a complaint against the Company and certain of its officers relating to the sale of the capital stock of 3dbm by the Company to Com Dev in August 1998. The complaint seeks recovery of damages in excess of $10,000,000, restitution of the $17,250,000 purchase price paid for 3dbm and recovery of punitive damages, costs and attorneys' fees. A jury trial is currently scheduled for April 23, 2001. The Company intends to vigorously defend the matter. While it is not feasible to predict the outcome of this matter, the Company presently believes that the final resolution of the matter will not have a material adverse effect on its consolidated financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of this matter be unfavorable, the Company may be required to pay damages and other expenses, which could have a material adverse effect on its consolidated financial position and results of operations.

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

FORWARD LOOKING STATEMENT AND RISK FACTORS

Any forward-looking statements made in this Annual Report involve risks and uncertainties. The Company's future financial results could differ materially from those anticipated due to the Company's dependence on conditions in the airline industry, the level of new commercial aircraft orders, production rates for Boeing commercial aircraft, the C-17 and the Space Shuttle programs, the level of defense spending, competitive pricing pressures, technology and product development risks and uncertainties, product performance, risks associated with acquisitions and dispositions of businesses by the Company, increasing consolidation of customers and suppliers in the aerospace industry, availability of raw materials and components from suppliers, the outcome of the lawsuit brought by Com Dev, and other factors beyond the Company's control.

2000 ANNUAL REPORT                                                     SEVENTEEN
--------------------------------------------------------------------------------

CONSOLIDATED
STATEMENTS
OF INCOME

--------------------------------------------------------------------------------

Year ended December 31,                                 2000            1999            1998
                                                      ---------       ---------       ---------
(In thousands, except per share amounts)
Net Sales                                             $ 165,711       $ 146,054       $ 170,772
                                                      ---------       ---------       ---------
Operating Costs and Expenses:
    Cost of goods sold                                  117,750          99,725         113,929
    Selling, general and administrative expenses         22,804          21,791          25,603
    Goodwill amortization expense                         2,852           2,036           1,445
                                                      ---------       ---------       ---------
         Total Operating Costs and Expenses             143,406         123,552         140,977
                                                      ---------       ---------       ---------

Operating Income                                         22,305          22,502          29,795
Interest Expense                                         (1,788)           (610)           (125)
Gain on Sale of Subsidiary                                   --              --           9,249
                                                      ---------       ---------       ---------

Income Before Taxes                                      20,517          21,892          38,919
Income Tax Expense                                       (7,797)         (8,448)        (15,226)
                                                      ---------       ---------       ---------

Net Income                                            $  12,720       $  13,444       $  23,693
                                                      =========       =========       =========

Earnings Per Share:
         Basic earnings per share                     $    1.32       $    1.32       $    2.13
         Diluted earnings per share                        1.30            1.28            2.04



See accompanying notes to consolidated financial statements.

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                        EIGHTEEN

--------------------------------------------------------------------------------

CONSOLIDATED
BALANCE
SHEETS

--------------------------------------------------------------------------------

December 31,                                                                      2000            1999
                                                                               ---------       ---------
(In thousands, except share data)
Assets
Current Assets:
         Cash and cash equivalents                                             $     100       $     138
         Accounts receivable (less allowance for doubtful
           accounts of $1,161 and $153)                                           20,844          20,022
         Inventories                                                              32,240          26,347
         Deferred income taxes                                                     3,624           2,698
         Prepaid income taxes                                                        134           1,864
         Other current assets                                                      3,326           3,335
                                                                               ---------       ---------
                  Total Current Assets                                            60,268          54,404
Property and Equipment, Net                                                       49,579          44,689
Deferred Income Taxes                                                                165              --
Excess of Cost Over Net Assets Acquired (Net of Accumulated
         Amortization of $10,355 and $7,504)                                      39,056          41,895
Other Assets                                                                       1,296             814
                                                                               ---------       ---------
                                                                               $ 150,364       $ 141,802
                                                                               =========       =========
Liabilities and Shareholders' Equity
Current Liabilities:
         Current portion of long-term debt                                     $   1,409       $   1,496
         Accounts payable                                                         11,552           8,135
         Accrued liabilities                                                      15,904          14,911
                                                                               ---------       ---------
                  Total Current Liabilities                                       28,865          24,542
Long-Term Debt, Less Current Portion                                              18,245          26,344
Deferred Income Taxes                                                              2,409           2,174
Other Long-Term Liabilities                                                        1,316             900
                                                                               ---------       ---------
                  Total Liabilities                                               50,835          53,960
                                                                               ---------       ---------

Commitments and Contingencies
Shareholders' Equity:
         Common stock -- $.01 par value; authorized
                  35,000,000 shares; issued 9,714,357
                  shares in 2000 and
                  10,423,810 shares in 1999                                           97             104
         Additional paid-in capital                                               36,673          45,597
         Retained earnings                                                        63,989          51,269
         Less common stock held in treasury -- 109,900 shares in
                  2000 and 855,300 shares in 1999                                 (1,230)         (9,128)
                                                                               ---------       ---------
                  Total Shareholders' Equity                                      99,529          87,842
                                                                               ---------       ---------
                                                                               $ 150,364       $ 141,802
                                                                               =========       =========


See accompanying notes to consolidated financial statements.

2000 ANNUAL REPORT                                                      NINETEEN
--------------------------------------------------------------------------------

CONSOLIDATED
STATEMENT
OF CASH FLOWS

--------------------------------------------------------------------------------

Year ended December 31,                                                 2000           1999           1998
                                                                      --------       --------       --------
(In thousands)
Cash Flows from Operating Activities:
Net Income                                                            $ 12,720       $ 13,444       $ 23,693
Adjustments to Reconcile Net Income to
    Cash Provided by Operating Activities:
         Depreciation and amortization                                   8,750          6,846          5,868
         Deferred income tax  (benefit) provision                         (856)         2,211          1,783
         Income tax benefit related to the exercise of
            nonqualified stock options                                     703            193          1,375
         Allowance for doubtful accounts                                   876             28           (234)
         Gain on sale of subsidiary and other assets                        --           (163)        (9,249)
Changes in Assets and Liabilities, Net of Effects
    From Acquisitions and Disposition:
         Accounts receivable                                            (1,698)         2,443         (1,564)
         Inventories                                                    (5,893)        (2,237)         4,313
         Prepaid income taxes                                            1,730           (545)         1,594
         Other assets                                                     (473)          (891)          (613)
         Accounts payable                                                3,417             60         (1,064)
         Accrued and other liabilities                                   1,411         (2,734)           645
                                                                      --------       --------       --------
             Net Cash Provided by Operating Activities                  20,687         18,655         26,547
                                                                      --------       --------       --------

Cash Flows from Investing Activities:
Purchase of Property and Equipment                                     (10,803)        (5,778)       (11,827)
Acquisition of Businesses                                                   --        (32,169)        (8,165)
Proceeds from Sale of Subsidiary                                            --             --         17,250
Cash Payments Related to Sale of Subsidiary                                 --             --         (1,143)
Proceeds from Sale of Assets                                                --            310            233
                                                                      --------       --------       --------
             Net Cash Used in Investing Activities                     (10,803)       (37,637)        (3,652)
                                                                      --------       --------       --------
Cash Flows from Financing Activities:
Net (Repayment) Borrowings of Long-Term Debt                            (8,186)        19,556           (919)
Purchase of Common Stock for Treasury                                   (1,230)        (9,414)       (14,652)
Net Repurchases Related to Exercise of Stock Options                      (506)           (88)          (414)
                                                                      --------       --------       --------
             Net Cash (Used in) Provided by Financing Activities        (9,922)        10,054        (15,985)
                                                                      --------       --------       --------
Net (Decrease) Increase in Cash and Cash Equivalents                       (38)        (8,928)         6,910
Cash and Cash Equivalents - Beginning of Year                              138          9,066          2,156
                                                                      --------       --------       --------
Cash and Cash Equivalents - End of Year                               $    100       $    138       $  9,066
                                                                      ========       ========       ========

Supplemental Disclosures of Cash Flow Information:
Interest Expense Paid                                                 $  1,769       $    745       $    401
Income Taxes Paid                                                     $  5,084       $  8,170       $  9,464

Supplemental information for Non-Cash Investing and Financing Activities:
See Note 2 for non-cash investing activities related to the acquisition of businesses

See accompanying notes to consolidated financial statements.

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                          TWENTY
-----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT
OF CHANGES IN
SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Additional                                Total
                                                      Shares        Common      Paid-In       Retained    Treasury    Shareholders'
                                                    Outstanding      Stock      Capital       Earnings     Stock         Equity
                                                    -----------     ------     ----------     --------    --------    -------------
(In thousands, except share data)
Balance at January 1, 1998                            7,454,198      $  74      $ 59,497      $14,132     $     --      $ 73,703
    Stock options exercised                             198,550          2           981           --           --           983
    Stock repurchased related to the
         exercise of stock options                      (55,562)        --        (1,397)          --           --        (1,397)
    Income tax benefit related to the
         exercise of nonqualified stock options              --         --         1,375           --           --         1,375
    Adjustment for stock split                        3,748,069         37           (37)          --           --            --
    Common stock held in treasury                      (931,762)        --            --           --      (14,652)      (14,652)
    Net Income                                               --         --            --       23,693           --        23,693
                                                    -----------      -----      --------      -------     --------      --------

Balance at December 31, 1998                         10,413,493        113        60,419       37,825      (14,652)       83,705
    Stock options exercised                              52,475          1           190           --           --           191
    Stock repurchased related to the
         exercise of stock options                      (20,158)        --          (277)          --           --          (277)
    Income tax benefit related to the
         exercise of nonqualified stock options              --         --           193           --           --           193
    Common stock repurchased for treasury              (877,300)        --            --           --       (9,414)       (9,414)
    Treasury stock retired                                   --        (10)      (14,928)          --       14,938            --
    Net Income                                               --         --            --       13,444           --        13,444
                                                    -----------      -----      --------      -------     --------      --------

Balance at December 31, 1999                          9,568,510        104        45,597       51,269       (9,128)       87,842
    Stock options exercised                             313,025          3         1,171           --           --         1,174
    Stock repurchased related to the
         exercise of stock options                     (167,178)        (2)       (1,678)          --           --        (1,680)
    Income tax benefit related to the
         exercise of nonqualified stock options              --         --           703           --           --           703
    Common stock repurchased for treasury              (109,900)        --            --           --       (1,230)       (1,230)
    Treasury stock retired                                   --         (8)       (9,120)          --        9,128            --
    Net Income                                               --         --            --       12,720           --        12,720
                                                    -----------      -----      --------      -------     --------      --------

Balance at December 31, 2000                          9,604,457      $  97      $ 36,673      $63,989     $ (1,230)     $ 99,529
                                                    ===========      =====      ========      =======     ========      ========


See accompanying notes to consolidated financial statements.

2000 ANNUAL REPORT                                                    TWENTY ONE
--------------------------------------------------------------------------------

                                                            NOTES TO
                                                            CONSOLIDATED
                                                            FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, after eliminating significant intercompany balances and transactions.

Cash Equivalents: Cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less.

Revenue Recognition: Revenue, including sales under fixed price contracts, is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. The effects of revisions in contract value or estimated costs of completion are recognized over the remaining terms of the agreement. Provisions for estimated losses on contracts are recorded in the period identified.

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

Earnings Per Share: Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in each year. Diluted earnings per share is computed by dividing income available to common shareholders plus income associated with dilutive securities by the weighted average number of common shares outstanding plus any potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock in each year. In 2000, 1999 and 1998, income available to common shareholders was $12,720,000, $13,444,000 and $23,693,000, respectively. In 2000, 1999 and 1998, the weighted average number of common shares outstanding was 9,650,000, 10,209,000 and 11,149,000, respectively, and the dilutive shares associated with stock options were 111,000, 309,000 and 469,000, respectively.

Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 was effective for the Company during 1998. This statement divides comprehensive income into net income and other comprehensive income. The Company has no items of other comprehensive income in any period presented.

Use of Estimates: Certain amounts and disclosures included in the consolidated financial statements required management to make estimates which could differ from actual results.

NOTE 2. ACQUISITIONS AND DISPOSITION

In November 1999, the Company, through a wholly-owned subsidiary, acquired the assets and assumed certain liabilities of Parsons Precision Products, Inc. ("Parsons") for $22,073,000 in cash. Parsons is a leading manufacturer of complex titanium hot-formed subassemblies and components for commercial and military aerospace applications. In April 1999, the Company acquired the capital stock of Sheet Metal Specialties Company ("SMS") for $10,096,000 in cash, net of cash acquired and payments of other liabilities of SMS, and a $1,500,000 note. SMS is a manufacturer of subassemblies for commercial and military aerospace applications. In June 1998, the Company acquired the capital stock of American Electronics, Inc. ("AEI") for $8,165,000 in cash and $1,900,000 in other liabilities. AEI is a leading manufacturer of high-precision actuators, stepper motors, fractional horsepower motors and resolvers principally for space applications.

        The acquisitions of Parsons, SMS and AEI were accounted for under the purchase method of accounting and, accordingly, the operating results for Parsons, SMS and AEI have been included in the consolidated statements of income since the dates of the respective acquisitions. The cost of the acquisitions was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. These acquisitions accounted for approximately $30,099,000 and $30,086,000 of the excess of cost over net assets acquired at December 31, 2000 and December 31, 1999, respectively, which is being amortized on a straight-line basis over 15 to 20 years.

        The following table presents unaudited pro forma consolidated operating results for the Company for the years ended December 31, 1999 and December 31, 1998, as if the SMS and Parsons acquisitions had occurred as of the beginning of the periods presented.

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                      TWENTY TWO
--------------------------------------------------------------------------------

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                1999             1998
                                              --------        --------
(In thousands,except per share amounts)
Net sales                                     $159,838        $191,249
Net earnings                                    13,931          23,465
Basic earnings per share                          1.36            2.10
Diluted earnings per share                        1.32            2.02

        The unaudited pro forma consolidated operating results of the Company are not necessarily indicative of the operating results that would have been achieved had the SMS and Parsons acquisitions been consummated at the beginning of the periods presented, and should not be construed as representative of future operating results.

        In August 1998, the Company sold the capital stock of its wireless communications subsidiary, 3dbm, Inc. The subsidiary was sold for $17,250,000 in cash, resulting in a pretax gain of $9,249,000 on the sale.

NOTE 3. INVENTORIES

Inventories consist of the following:

December 31,                        2000           1999
------------                      -------        -------
(In thousands)
Raw materials and supplies        $ 9,827        $ 9,122
Work in process                    21,912         16,614
Finished goods                      1,630          2,192
                                  -------        -------
                                   33,369         27,928
Less progress payments              1,129          1,581
                                  -------        -------
Total                             $32,240        $26,347
                                  =======        =======

      Work in process inventories include amounts under long-term fixed price contracts aggregating $13,979,000 and $10,975,000 at December 31, 2000 and 1999, respectively.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                                    Range of
                                                                                    Estimated
December 31,                                             2000           1999        Useful Lives
------------                                             ----           ----        ------------
(In thousands)
Land                                                  $ 9,690        $ 9,690
Buildings and improvements                             22,859         16,207        5 - 40 Years
Machinery and equipment                                53,852         50,690        2 - 20 Years
Furniture and equipment                                 7,989          7,252        2 - 10 Years
Construction in progress                                1,272          1,046
                                                      -------        -------
                                                       95,662         84,885
Less accumulated depreciation and amortization         46,083         40,196
                                                      -------        -------
     Total                                            $49,579        $44,689
                                                      =======        =======

        Depreciation expense was $5,911,000, $5,071,000 and $4,423,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

December 31,                                   2000            1999
-------------                                 -------         -------
(In thousands)
Accrued compensation                          $ 7,812         $ 7,147
Provision for environmental costs               2,175           2,111
Customer deposits                                 760             702
Accrued state franchise and sales tax           1,337             141
Other                                           3,820           4,810
                                              -------         -------
     Total                                    $15,904         $14,911
                                              =======         =======

2000 ANNUAL REPORT                                                  TWENTY THREE
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

December 31,                                          2000            1999
--------------                                       -------         -------
(In thousands)
Bank credit agreement                                $14,300         $20,990
Term and real estate loans                             3,679           4,175
Notes and other liabilities for acquisitions           1,675           2,675
                                                     -------         -------
     Total debt                                       19,654          27,840
Less current portion                                   1,409           1,496
                                                     -------         -------
     Total long-term debt                            $18,245         $26,344
                                                     =======         =======

        In September 2000, the Company signed a new $100,000,000 revolving credit facility with a group of banks. The agreement provides for a $100,000,000 unsecured revolving credit line declining to $60,000,000 at maturity on September 30, 2005. Interest is payable monthly on the outstanding borrowings based on the bank's prime rate (9.50% at December 31, 2000) plus a spread based on the leverage ratio of the Company calculated at the end of each fiscal quarter (0.00% at December 31, 2000). A Eurodollar pricing option is also available to the Company for terms of up to six months at the Eurodollar rate plus a spread based on the leverage ratio of the Company calculated at the end of each fiscal quarter (1.25% at December 31, 2000). At December 31, 2000, the Company had $85,667,000 of unused lines of credit, after deducting $14,300,000 of loans outstanding and $33,000 for an outstanding standby letter of credit. The credit agreement includes minimum interest coverage, maximum leverage, minimum EBITDA and minimum net worth covenants, an unused commitment fee based on the leverage ratio (0.25% per annum at December 31, 2000), and limitations on future dispositions of property, repurchases of common stock, outside indebtedness, capital expenditures and acquisitions.

        The weighted average interest rate on borrowings outstanding was 7.89% and 7.09% at December 31, 2000 and 1999, respectively.

        The carrying amount of long-term debt approximates fair value based on the terms of the related debt, recent transactions and estimates using interest rates currently available to the Company for debt with similar terms and remaining maturities.

        Aggregate maturities of long-term debt during the next five years are as follows: 2001, $1,409,000; 2002, $1,375,000; 2003, $560,000; 2004, $2,010,000;
2005, $14,300,000.

NOTE 7.  SHAREHOLDERS' EQUITY

At December 31, 2000 and 1999, no preferred shares were issued or outstanding.

        Since 1998, the Company's Board of Directors has authorized the repurchase of up to $30,000,000 of its common stock. The Company repurchased in the open market 931,762 shares of its common stock in 1998 for a total of $14,652,000; 877,300 shares of its common stock in 1999 for a total of $9,414,000, and 109,900 shares of its common stock in 2000 for a total of $1,230,000. In April 1999 and January 2000, the Company cancelled 953,762 and 855,300 shares of treasury stock, respectively.

NOTE 8.  STOCK OPTIONS

The Company has three stock option or incentive plans. Stock awards may be made to directors, officers and key employees under the stock plans on terms determined by the Compensation Committee of the Board of Directors or, with respect to directors, on terms determined by the Board of Directors. Stock options have been and may be granted to directors, officers and key employees under the stock plans at prices not less than 100% of the market value on the date of grant, and expire not more than ten years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. At December 31, 2000 and 1999, options for 438,000 and 612,866 shares of common stock were exercisable, respectively.

        The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans based on the fair value method. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

Year ended December 31,                             2000               1999               1998
----------------------------------------         ----------         ----------         ----------
(In thousands, except per share amounts)
Net Income:
     As reported                                 $   12,720         $   13,444         $   23,693
     Pro forma                                       12,229             12,851             23,150
Earnings per common share:
     As reported:
         Basic                                   $     1.32         $     1.32         $     2.13
         Diluted                                       1.30               1.28               2.04
     Pro forma:
         Basic                                   $     1.27         $     1.26         $     2.08
         Diluted                                       1.25               1.22               1.99

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                     TWENTY FOUR
--------------------------------------------------------------------------------
NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
        These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: dividend yields of zero percent; expected monthly volatility of 39.23, 36.15 and 29.17 percent; risk-free interest rates of 6.53, 4.88 and 5.53 percent; and expected option life of four years for 2000, 1999 and 1998. The weighted average fair value of options granted during 2000, 1999 and 1998, for which the exercise price equals the market price on the grant date, was $4.24, $4.45 and $10.02.

        At December 31, 2000, 110,876 common shares were available for future grants and 776,850 common shares were reserved for the exercise of outstanding options. Option activity during the three years ended December 31, 2000 was as follows:

                                                                                                Weighted Average
                                                        Number                                  Exercise Price of
                                                      Of Shares                                Options Outstanding
                                                      ---------                                -------------------
Outstanding at January 1, 1998                          920,787                                      $ 5.614
     Granted                                            206,450                                       21.283
     Exercised                                         (232,088)                                       4.237
     Forfeited                                          (14,624)                                      17.177
                                                      ---------
Outstanding at December 31, 1998                        880,525                                        9.479
     Granted                                            200,000                                       12.593
     Exercised                                          (52,475)                                       3.626
     Forfeited                                          (24,138)                                      14.775
                                                      ---------
Outstanding at December 31, 1999                      1,003,912                                       10.278
     Granted                                            118,500                                       10.628
     Exercised                                         (313,025)                                       3.751
     Forfeited                                          (32,537)                                      15.187
                                                      ---------
Outstanding at December 31, 2000                        776,850                                      $12.755
                                                      =========

        The following table summarizes information concerning currently outstanding and exercisable stock options:


                                           Average       Weighted                        Weighted
                         Number of         Remaining     Average                         Average
Range of                 Outstanding       Contractual   Exercise     Number             Exercise
Exercise Prices          Options           Life          Price        Exercisable        Price
---------------          -----------       -----------   ---------    -----------        ---------
$2.333  - $2.999           71,375            2.83          $ 2.333      71,375             $ 2.333
$3.000  - $4.999           27,500            1.00            3.083      27,500               3.083
$5.000  - $11.999         235,125            3.06            9.893     128,625               9.386
$12.000 - $17.999         265,200            3.61           13.358     121,675              13.817
$18.000 - $23.210         177,650            2.11           21.328      88,825              21.328
                          -------                                      -------
     Total                776,850            2.94          $12.755     438,000             $11.494
                          =======                                      =======

NOTE 9.  EMPLOYEE BENEFIT PLANS

The Company has an unfunded supplemental retirement plan that was suspended in 1986, but which continues to cover certain former executives. The accumulated benefit obligations under the plan at December 31, 2000 and December 31, 1999 were $549,000 and $567,000, respectively, which are included in accrued liabilities.

        The Company provides certain health care benefits for retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and agree to contribute a portion of the cost. As of December 31, 2000, there were 124 current and retired employees and dependents eligible for such benefits. Eligibility for additional employees to become covered by retiree health benefits was terminated in 1988. The Company accrues postretirement health care benefits over the period in which active employees become eligible for such benefits. The accrued postretirement benefit cost under these plans is included in accrued liabilities.

        The components of net periodic postretirement benefits cost for these plans are as follows:

Year ended December 31,                               2000           1999           1998
----------------------                                -----          -----          -----
(In thousands)
Service cost                                          $  --          $  --          $   1
Interest cost                                            98             87             92
Amortization of net transition obligation                84             84             84
Amortization of actuarial gain                          (19)           (18)           (22)
                                                      -----          -----          -----
     Net periodic postretirement benefit cost         $ 163          $ 153          $ 155
                                                      =====          =====          =====

2000 ANNUAL REPORT                                                   TWENTY FIVE
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
      The actuarial liabilities for these postretirement benefits are as follows:

December 31,                                     2000             1999
--------------                                 -------          -------
(In thousands)
Beginning obligation (January 1)               $ 1,310          $ 1,398
     Service cost                                   --               --
     Interest cost                                  98               87
     Actuarial gain                                 91             (106)
     Benefits paid                                (172)             (69)
                                               -------          -------
Benefit obligation (December 31)                 1,327            1,310
Unrecognized net transition obligation            (403)            (487)
Unrecognized prior service cost                     --               --
Unrecognized net gain                              380              490
                                               -------          -------
Accrued benefit cost                           $ 1,304          $ 1,313
                                               =======          =======

        The accumulated postretirement benefit obligations at December 31, 2000 and 1999 were determined using an assumed discount rate of 7.75% and 7.75%, respectively. For measurement purposes, an 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001; the rate was assumed to decrease gradually to 6.00% in the year 2009 and remain at that level thereafter over the projected payout period of the benefits.

        A 1% increase in the assumed annual health care cost trend rate would increase the present value of the accumulated postretirement benefit obligation at December 31, 2000 by $300, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $24.

NOTE 10.  LEASES

The Company leases certain facilities and equipment for periods ranging from 1 to 9 years. The leases generally are renewable and provide for the payment of property taxes, insurance and other costs relative to the property. Rental expense in 2000, 1999 and 1998, was $3,561,000, $3,487,000 and $3,483,000,
respectively. Future minimum rental payments under operating leases having initial or remaining noncancelable terms in excess of one year at December 31, 2000 are as follows:

                                       Lease
                                     Commitments
                                     -----------
(In thousands)
2001                                   $2,996
2002                                    2,324
2003                                    1,336
2004                                      664
2005                                      556
Thereafter                                315
                                       ------
   Total                               $8,191
                                       ======

NOTE 11.  INCOME TAXES

The provision for income tax expense/(benefit) consists of the following:

Year ended December 31,                   2000             1999            1998
-----------------------                 -------          -------         -------
(In thousands)
Current tax expense:
     Federal                            $ 7,686          $ 5,390         $11,355
     State                                  967              847           2,088
                                        -------          -------         -------
                                          8,653            6,237          13,443
                                        -------          -------         -------
Deferred tax expense/(benefit):
     Federal                               (589)           1,947           1,747
     State                                 (267)             264              36
                                        -------          -------         -------
                                           (856)           2,211           1,783
                                        -------          -------         -------
Income Tax Expense                      $ 7,797          $ 8,448         $15,226
                                        =======          =======         =======

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                      TWENTY SIX
--------------------------------------------------------------------------------

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

        Deferred tax assets (liabilities) are comprised of the following:

December 31,                              2000             1999
--------------                          -------          -------
(In thousands)
Allowance for doubtful accounts         $   477          $    48
Employment-related reserves               1,416            1,527
Environmental reserves                      769              741
Inventory reserves                        1,197              787
State tax credit carryforwards              165               --
Warranty reserves                           123               79
Other                                       615              507
                                        -------          -------
                                          4,762            3,689
Depreciation                             (3,383)          (3,165)
                                        -------          -------
Net deferred tax assets                 $ 1,379          $   524
                                        =======          =======

        The principal reasons for the variation from the customary relationship between income taxes and income from continuing operations before income taxes are as follows:

Year ended December 31,                             2000           1999           1998
-----------------------                             ----           ----           ----
Statutory federal income tax rate                   35.0%          35.0%          35.0%
State income taxes (net of federal benefit)          3.3            3.3            4.1
Goodwill amortization                                2.5            2.2            0.5
Benefit of foreign sales corporation                (0.5)          (0.8)          (0.4)
Benefit of state tax credit carryforwards           (0.8)            --             --
Other                                               (1.4)          (1.1)          (0.1)
                                                    ----           ----           ----
Effective Income Tax Rate                           38.0%          38.6%          39.1%
                                                    ====           ====           ====

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

        Com Dev Consulting Ltd. ("Com Dev") has filed a complaint against the Company and certain of its officers relating to the sale of the capital stock of 3dbm by the Company to Com Dev in August 1998. The complaint seeks recovery of damages in excess of $10,000,000, restitution of the $17,250,000 purchase price paid for 3dbm and recovery of punitive damages, costs and attorneys' fees. A jury trial is currently scheduled for April 23, 2001. The Company intends to vigorously defend the matter. While it is not feasible to predict the outcome of this matter, the Company presently believes that the final resolution of the matter will not have a material adverse effect on its consolidated financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of this matter be unfavorable, the Company may be required to pay damages and other expenses, which could have a material adverse effect on its consolidated financial position and results of operations.

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

2000 ANNUAL REPORT                                                  TWENTY SEVEN
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

Note 13.  Major Customers and Concentrations of Credit Risk

The Company provides proprietary products and services to most of the prime aerospace and aircraft manufacturers. As a result, the Company's sales and trade receivables are concentrated principally in the aerospace industry.

        The Company had substantial sales to Boeing, Lockheed Martin and Raytheon. During 2000, 1999 and 1998, sales to Boeing were $61,109,000, $40,310,000 and $48,334,000, respectively; sales to Lockheed Martin were $12,685,000, $15,470,000 and $18,465,000, respectively; and sales to Raytheon were $14,242,000, $10,138,000 and $12,596,000, respectively. At December 31,
2000, trade receivables from Boeing, Lockheed Martin and Raytheon were $6,318,000, $1,390,000 and $1,826,000, respectively. The sales and receivables relating to Boeing, Lockheed Martin and Raytheon are diversified over a number of different commercial, space and military programs.

        In 2000, 1999 and 1998, foreign sales to manufacturers worldwide were $26,267,000, $28,313,000 and $29,007,000, respectively. The Company had no sales to a foreign country greater than 5% of total sales in 2000, 1999 and 1998, respectively. The amounts of revenue, profitability and identifiable assets attributable to foreign operations are not material when compared with revenue, profitability and identifiable assets attributed to United States domestic operations during 2000, 1999 and 1998.

NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              2000                                                   1999
                        --------------------------------------------------      --------------------------------------------------
Three months ended       Dec 31        Sep 30        Jul 1         Apr 1         Dec 31        Oct 2          Jul 3         Apr 3
--------------------    --------      --------      --------      --------      --------      --------      --------      --------
(in thousands,except
 per share amounts)
Sales and Earnings
Net Sales               $ 42,537      $ 40,881      $ 42,439      $ 39,854      $ 37,829      $ 37,218      $ 36,470      $ 34,537
                        --------      --------      --------      --------      --------      --------      --------      --------
Gross Profit              11,788        11,762        12,240        12,171        11,860        12,114        11,592        10,763
                        --------      --------      --------      --------      --------      --------      --------      --------
Income Before Taxes        5,242         5,290         5,259         4,726         4,994         5,908         5,647         5,343
Income Tax Expense        (1,992)       (2,010)       (1,999)       (1,796)       (1,814)       (2,238)       (2,258)       (2,138)
                        --------      --------      --------      --------      --------      --------      --------      --------
     Net Income         $  3,250      $  3,280      $  3,260      $  2,930      $  3,180      $  3,670      $  3,389      $  3,205
                        ========      ========      ========      ========      ========      ========      ========      ========
Earnings Per Share:
     Basic              $    .34      $    .34      $    .34      $    .30      $    .32      $    .36      $    .33      $    .31
     Diluted            $    .33      $    .33      $    .33      $    .30      $    .32      $    .35      $    .32      $    .30

DUCOMMUN INCORPORATED      POSITIONED FOR GROWTH                    TWENTY EIGHT
--------------------------------------------------------------------------------

REPORT OF
INDEPENDENT
ACCOUNTANTS

--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Ducommun Incorporated



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ducommun Incorporated and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
February 20, 2001

CORPORATE INFORMATION

BOARD OF DIRECTORS

Joseph C. Berenato
Chairman of the Board,
President and Chief Executive Officer,
Ducommun Incorporated

Norman A. Barkeley
Chairman Emeritus

H. Frederick Christie
Consultant; Retired President
and Chief Executive Officer,
The Mission Group
(subsidiary of SCEcorp)

Eugene P. Conese, Jr.
President and Chief Executive Officer,
Aero Capital LLC

Ralph D. Crosby, Jr.
President,
Integrated Systems Sector
Northrop Grumman Corporation

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

James S. Heiser
Vice President, Chief Financial Officer,
General Counsel, Secretary and Treasurer

Kenneth R. Pearson
Vice President, Human Resources

Michael W. Williams
Vice President, Corporate Development

Samuel D. Williams
Vice President and Controller

MAJOR SUBSIDIARIES

Jeffrey P. Abbott
President
Aerochem, Inc.

Paul L. Graham
President
Ducommun Technologies, Inc.

Robert B. Hahn
President
MechTronics of Arizona Corp.

Robert L. Hansen
President
AHF-Ducommun Incorporated

Richard A. Klisz
President
Brice Manufacturing Company, Inc.

COMMON STOCK

Ducommun Incorporated common stock is
listed on the New York Stock Exchange
(Symbol DCO)

FORM 10-K

A copy of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained by shareholders without charge by writing to the Secretary of the Company

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645
www.mellon-investor.com

WORLD WIDE WEBSITE

www.ducommun.com